EXHIBIT 99.1

ANNUAL INFORMATION FORM

FOR THE FINANCIAL YEAR

ENDED DECEMBER 31, 2011

DATE:  MARCH 30, 2012

PRELIMINARY NOTES

In this Annual Information Form (“Annual Information Form” or “AIF”), the terms “Company” or “Mercator” refer to Mercator Minerals Ltd. and all of its subsidiaries together unless the context otherwise clearly requires.

Forward Looking Statements

This Annual Information Form and the documents incorporated by reference into this AIF include certain forward-looking information within the meaning of Canadian securities legislation and certain statements that may be deemed forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, and are made as of the date of this AIF. These statements relate to among other things, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.   All statements in this AIF, other than statements of historical facts, that address, among other things, future production, resource and reserve potential, exploration drilling, exploitation activities and events or developments that the Company forecasts, intends or expects are forward-looking statements. Statements concerning mineral reserves and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements.

Although Mercator believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and, that actual results or developments may differ materially from those projected in the forward-looking statements.  For details regarding certain risks and uncertainties, please refer to “Risk Factors” on pages 70 to 88.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate the Company’s expectations as at March 30, 2012 (2) the Company’s actual results may differ materially from the Company’s expectations if known and unknown risks or uncertainties affect the Company’s business, or if estimates or assumptions prove inaccurate; (3) the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) except as required by applicable securities legislation, the Company disclaims any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this AIF, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; (2) with the commissioning and operation of the first stage of the Mineral Park concentrator mill facility in 2009, the Company commenced processing all ore grade material through the concentrator mill facility, and ceased placing new ore on the leach pads, (the Company has been placing waste grade materials on the leach dumps,, so that the leaching operation at Mineral Park consists of leaching the leach dumps only, and resulting in cathode copper production continuing from the leaching of the leach dumps only), the current copper leach operations at Mineral Park remain viable operationally and economically; (3) the current milling operations at Mineral Park will continue to be viable operationally and economically; and (4) any additional financing needed will be available on reasonable terms.  Other risks and assumptions are discussed throughout this AIF and, in particular, in “Risks Factors” pages 70 to 88.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Additional factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation: (1) weak commodity prices and general metal price volatility, which in the past have fluctuated widely and which could affect the profitability of the Company’s operations and financial condition; (2) the state of the global economy and economic and political events, including the deterioration of the global capital markets, affecting metal supply and demand and economic and political events affecting metal supply and demand; (3) risks related to recent market events and conditions including the Company’s access to credit and capital;  (4) securing, maintaining and the nature of regulatory permits and approvals and the costs of complying with environmental, health and safety laws and regulations necessary to the Company’s current and anticipated operations; (5) the ongoing availability and cost of operational inputs including expertise, labour, reagents, water, power and equipment; (6) fluctuations in ore grade, operating costs or ore tons milled; (7) geological, technical, mining or processing problems; (8) fluctuations in foreign currency exchange rates, particularly the Canadian dollar/U.S. dollar/Mexican Peso exchange rate (9) the Company’s dependence on third parties for smelting and refining its metals; (10) the advice the Company has received from its consultants and advisors relating to matters such as mineral resource and mineral reserve estimates, metallurgy, permitting and environmental matters is reliable and correct and, in particular, that the models, dilution strategies and mining recovery estimates used to calculate mineral resources and mineral reserves are appropriate and accurate; (11) risks involved in current or future litigation or regulatory proceedings; (12) future changes that may occur in the life-of-mine plan and/or the ultimate pit design; (13) risks related to the Company’s ability to successfully produce copper, molybdenum and silver profitably; (14) uncertainty in the Company’s ability to fund and risks related to the availability of funding the development of its mineral properties or the completion of further development and exploration programs; (15) risks related to differences between US and Canadian practices for reporting resources and reserves; (16) risks related to future drilling results which may not produce reserves and resources that can be mined or processed profitably; (17) risks related to the Company’s mineral reserves and mineral resources figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated (18)  risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control; (19) risks related to the Company’s development properties being located in Mexico, including political, economic and regulatory instability; (20) risks related to the Company’s land reclamation requirements which may be burdensome; (21) uncertainty regarding future requirements to fund additional reclamation work during the course of the Company’s mining activities; (22) uncertainty relating to the Company’s ability to attract and maintain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively; (23) risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; (24) risks related to the Company’s history of losses, which may continue in the future; (25) risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration and development in the future; and (26) risks related to the Company’s officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements, including future-oriented financial information, contained in this AIF and the documents incorporated by reference are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, including future-oriented financial information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company undertakes no obligation to disclose publicly any future revisions to forward-looking statements, including future-oriented financial information, to reflect events or circumstances after the date of this AIF or to reflect the occurrence of unanticipated events, except as expressly required by law. Additionally, the forward-looking statements, including future-oriented financial information, contained herein are presented solely for the purpose of conveying our reasonable belief of the direction of the Company and may not be appropriate for other purposes. For a more comprehensive review of these and other factors, that may affect the Company’s actual results, performance, achievements or financial position, please refer to the “Risks Factors” section elsewhere in this AIF and in the documents incorporated and deemed to be incorporated herein.

Incorporation by Reference of Financial Statements and Certain Technical Reports

Incorporated by reference into this AIF are the audited consolidated financial statements together with the auditor’s report thereon and Management Discussion and Analysis for the Company for the fiscal years ended December 31, 2011 and December 31, 2010. The financial statements and Management Discussion and Analysis are available for review on the SEDAR website located at www.sedar.com.  All financial information in this Annual Information Form for periods before January 1, 2010 is reported in accordance with Canadian Generally Accepted Accounting Principles.  Financial information in this AIF for periods commencing on or after January 1, 2010 is reported in accordance with International Financial Reporting Standards.

Other documents incorporated by reference in this AIF include (1) the December 2006 Report (as hereinafter defined) in support of the preliminary feasibility work completed and the updated plan to expand production and that supports the disclosure of resources and reserves at the Mineral Park Mine, as filed by the Company, (2) the El Pilar Feasibility Study (as hereinafter defined) which indicated positive economics for the development of a low cost open pit, heap leach copper mine with an SX-EW plant in support of the securing of project financing, permitting, planning and construction of a copper mining operation and the disclosure of resources and reserves at the El Pilar copper project located in the Cananea copper trend of Sonora, Mexico (“El Pilar”), as filed by the Company, and (3) the PEA Report (as hereinafter defined) on the El Creston molybdenum project as filed by the Company’s wholly owned subsidiary, Creston Moly Corp. (as described below under Item 2: General Development of the Business – Three Year History), copies of which are available on request from the offices of Mercator or on the SEDAR web site (www.sedar.com).

Currency

All dollar amounts in this AIF are expressed in U.S. dollars unless otherwise indicated.  The Company’s quarterly and annual consolidated financial statements are presented in U.S. dollars.

Technical Disclosure

As required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administration (“NI 43-101”), Mercator has filed technical reports detailing the technical information related to its mineral interests discussed herein.  Mercator has prepared the technical information in this Annual Information Form (“Technical Information”) based on information contained in the technical reports, news releases, material change reports and financial statements and quarterly and annual consolidated financial statements and management discussion and analysis (collectively the “Disclosure Documents”) available under Mercator’s or the Stingray Copper Inc. or the Creston Moly Corp. company profile (as described below under Item 2: General Development of the Business – Three Year History) on SEDAR at www.sedar.com.  Some of the information contained in this AIF has been updated for events occurring subsequent to the date of the technical reports.  Specifically, the December 2006 Report (as hereinafter defined) is updated by operational developments at the Mineral Park Mine, which are summarized below under the heading “General Development of the Business – Three Year History”.  Technical Information contained in each Disclosure Document was prepared by or under the supervision of a qualified person (a “Qualified Person”) as defined in NI 43-101.  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Gary Simmerman, BSc, Mining Eng. FAusIMM, Mercator’s Vice-President Mineral Park, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the Technical Information in respect of the Mineral Park Mine contained in this Annual Information Form.  Mike Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration and Evaluations, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the Technical Information in respect of the El Pilar project contained in this Annual Information Form.  David Visagie, P.Geo, the Company’s Exploration Manager, a Qualified Person as defined by NI 43-101, supervised the preparation of and verified and approved the Technical Information in respect of the El Creston project contained in this Annual Information Form.

For readers to fully understand the Technical Information in this AIF they should read each of the various technical reports on the Company’s projects (available on SEDAR at www.sedar.com under the Company’s profile) in their entirety, including all qualifications, assumptions and exclusions that relate to the Technical Information set out in this AIF.  Each of the technical reports is intended to be read as a whole, and sections should not be read or relied upon out of context.  The Technical Information in each of the technical reports is subject to the assumptions and qualifications contained in the subject technical report.

v

Notice to U.S. Investors on Canadian Disclosure Standard

This AIF, including any documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.  In Canada, an issuer is required to provide technical information with respect to mineralization, including Mineral Reserves and Mineral Resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act or the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").  As such, information contained in this AIF and the documents incorporated by reference herein concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

As noted above, this AIF and the documents incorporated by reference herein include Mineral Resource estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities.  In particular, this AIF and the documents incorporated by reference herein use the terms "Indicated Mineral Resource" and "Inferred Mineral Resource."  While these terms are recognized and required by Canadian regulations (under NI 43-101) the SEC does not recognize them.  In addition, the documents incorporated by reference in the AIF include disclosure of "contained ounces" of mineralization.  Although such disclosure is permitted under Canadian regulations, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of Proven and Probable Mineral Reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7.  Under SEC Industry Guide 7 (under U.S. the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be converted to Mineral Reserves as defined in NI 43-101 or SEC Industry Guide 7.  Further, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian securities legislation, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

In this Annual Information Form, the terms “Company” or “Mercator” refer to Mercator Minerals Ltd. and all of its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined under “Glossary of Mining Terms”.

GLOSSARY OF MINING TERMS
Conversion Factors

To Convert From	To	Multiply By
Feet	Metres ("m")	0.305
Metres	Feet ("ft")	3.281
Miles	Kilometres ("km")	1.609
Kilometres	Miles	0.6214
Acres	Hectares ("ha")	0.405
Hectares	Acres ("ac")	2.471
Grams	Ounces (Troy) ("oz")	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton ("oz/ton")	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

"alteration" means any change in the mineralogical composition of a rock that is brought about by physical or chemical means.

“assay” means an analysis to determine the presence, absence, and quantity of one or more metallic components.

“breccia” is a geological term referring to a rock made of fragments of one or more rock types that has formed as a result of movement along faults, or the activity of fluids that may carry mineralization.

“cathode copper” or “cathode” means electrolytically refined copper that has been deposited on the -cathode of an electrolytic bath of acidified copper sulfate solution.

“chalcocite” is a dark gray mineral, essentially Cu2S, that is an important ore of copper.

“CIM” is The Canadian Institute of Mining, Metallurgy and Petroleum.

“CIM Standards” means the Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council from time to time.

“Cu” is the chemical symbol for copper.

“CuEq” means copper equivalent and is the equivalent quantity or grade of copper estimated by converting the molybdenum quantity or grade (using a Moly Factor) into copper and adding it to the copper quantity or grade.

“fault” is a geological term that refers to a fracture or zone of fractures in the earth’s crust along which the rock units on each side of the fracture have moved relative to one another.

“feasibility study” as defined by NI 43-101, means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

“FOB” means free on board.

 “gpm” means gallons per minute.

“g/t” means grams per tonne.

“ktons” means thousands of tons.

“Ktonnes” means thousands of tonnes.

“lbs” means pounds.

“leach” is the dissolution of soluble constituents from a rock or ore body by the natural or artificial action of percolating solutions.

“LOM” means life of mine.

“m” means metres.

“MF” means moly factor, the ratio for calculating CuEq.

“mineralization” refers to the presence of a mineral of economic interest in a rock.

“Mineral Reserve, Probable Mineral Reserve, Proven Mineral Reserve” - THE TERMS “MINERAL RESERVE”, “PROVEN MINERAL RESERVE”, AND “PROBABLE MINERAL RESERVE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101. NI 43-101 ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS IN THE CIM STANDARDS.

MINERAL RESERVES ARE SUB-DIVIDED IN ORDER OF INCREASING CONFIDENCE INTO PROBABLE MINERAL RESERVES AND PROVEN MINERAL RESERVES.

Under the CIM Standards, a “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

IN THE UNITED STATES, UNDER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION’S INDUSTRY GUIDE 7 STANDARDS (“GUIDE 7”), A MINERAL RESERVE IS DEFINED AS A PART OF A MINERAL DEPOSIT WHICH COULD BE ECONOMICALLY AND LEGALLY EXTRACTED OR PRODUCED AT THE TIME OF THE RESERVE DETERMINATION.

Probable Mineral Reserve: Under the CIM Standards, a “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROBABLE MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE GUIDE 7 STANDARDS IN THE UNITED STATES, WHERE PROBABLE RESERVES ARE DEFINED AS RESERVES FOR WHICH QUANTITY AND GRADE AND/OR QUALITY ARE COMPUTED FROM INFORMATION SIMILAR TO THAT USED FOR PROVEN RESERVES (UNDER UNITED STATES STANDARDS), BUT THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE FURTHER APART OR ARE OTHERWISE LESS ADEQUATELY SPACED, AND THE DEGREE OF ASSURANCE, ALTHOUGH LOWER THAN THAT FOR PROVEN RESERVES, IS HIGH ENOUGH TO ASSUME CONTINUITY BETWEEN POINTS OF OBSERVATION.

Proven Mineral Reserve: Under the CIM Standards, a “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

THE DEFINITION FOR “PROVEN MINERAL RESERVES” UNDER THE CIM STANDARDS DIFFERS FROM THE GUIDE 7 STANDARDS IN THE UNITED STATES, WHERE PROVEN OR MEASURED RESERVES ARE DEFINED AS RESERVES FOR WHICH (A) QUANTITY IS COMPUTED FROM DIMENSIONS REVEALED IN OUTCROPS, TRENCHES, WORKINGS OR DRILL HOLES; GRADE AND/OR QUALITY ARE COMPUTED FROM THE RESULTS OF DETAILED SAMPLING AND (B) THE SITES FOR INSPECTION, SAMPLING AND MEASUREMENT ARE SPACED SO CLOSELY AND THE GEOLOGIC CHARACTER IS SO WELL DEFINED THAT SIZE, SHAPE, DEPTH AND MINERAL CONTENT OF THE RESERVES ARE WELL ESTABLISHED.

“Mineral Resource, Inferred Mineral Resource, Indicated Mineral Resource, Measured Mineral Resource” - THE TERMS “MINERAL RESOURCE”, “INFERRED MINERAL RESOURCE”, “INDICATED MINERAL RESOURCE”, AND “MEASURED MINERAL RESOURCE” USED IN THIS ANNUAL INFORMATION FORM ARE CANADIAN MINING

TERMS AS DEFINED IN ACCORDANCE WITH NI 43-101, WHICH ADOPTS THE MEANINGS ASCRIBED TO THESE TERMS BY THE CIM STANDARDS.

THESE TERMS ARE NOT DEFINED TERMS UNDER GUIDE 7 STANDARDS IN THE UNITED STATES AND MAY NOT GENERALLY BE USED IN DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY US COMPANIES. AS SUCH, INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM CONCERNING DESCRIPTIONS OF MINERALIZATION AND RESOURCES MAY NOT BE COMPARABLE TO INFORMATION MADE PUBLIC BY US COMPANIES SUBJECT TO THE REPORTING AND DISCLOSURE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION .

Under the CIM Standards, a “Mineral Resource” is a concentration or occurrence of natural, solid, inorganic material, or natural solid or fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.   Mineral Resource estimates that include Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that Inferred Mineral Resources will be converted to the Measured Resource and Indicated Resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

Inferred Mineral Resource: Under CIM Standards, an “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource: Under CIM Standards, an “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

x

Measured Mineral Resource: Under CIM Standards, a “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity .

“mlbs” means millions of pounds.

“Mm3” means million cubic meters.

“Mo” is the chemical symbol for molybdenum.

“msl” means mean sea level.

“open pit” means a surface working pit open to daylight, such as a quarry.

“open pit mining” means the process of mining an ore body from the surface in progressively deeper steps.  Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

“ore” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

“ounce” or “oz” is a unit of weight equal to 31.1 grams.

“OxMo” refers to molybdenum content within oxide molybdenum bearing minerals such as ferrimolybdenite.

“patented” in respect of a mining claim, means a mining claim for which the U.S. Federal Government has passed its title to the claimant, making it private land. A person may mine and remove minerals from a mining claim without a mineral patent. However, a mineral patent gives the owner exclusive title to the locatable minerals. It also gives the owner title to the surface and other resources.

“PLC Automation” means programmable logic controller is a digital computer used for automation of electromechanical processes.

“PLS” means pregnant leach solutions.

 “pyrite” is a yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

“Q1”, “Q2”, “Q3, “Q4” means the first, second, third and fourth quarter in the calendar year, respectively.

“Roaster” means a process plant that oxidizes metal sulfide ores.

“ROM” means run-of-mine.

“SAG mill” means semi autogenous grind mill.

“SCu” means soluble copper.

“sedimentary” means a rock formed from cemented or compacted sediments.

“strip ratio” is the ratio of waste removed to ore processed.

“supergene” is an ore mineral that has been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

“SX” means solvent extraction.

“SX-EW” means solvent extraction-electrowinning.

“TCu” means total copper.

“ton” means a dry short ton (2,000 pounds).

“tonne” means a metric tonne, being 1,000 kilograms (2,205 pounds).

“tpd” means tons per day.

“unpatented” in respect of a mining claim, means a mining claim that is a particular parcel of Federal land, valuable for a specific mineral deposit or deposits. It is a parcel for which an individual has asserted a right of possession. The right is restricted to the extraction and development of a mineral deposit. The rights granted by a mining claim are valid against a challenge by the United States and other claimants only after the discovery of a valuable mineral deposit.

ITEM 1:    CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated in the Province of British Columbia under the name “Sultana Resources Corporation” by registration of its Memorandum and Articles on March 5, 1984.  The Company changed its name to “Silver Eagle Resources Ltd.” on May 31, 1988.  On April 16, 1997, the Company was continued under the Yukon Business Corporations Act and became a Yukon corporation.  On March 12, 2001, the Company changed its name to "Mercator Minerals Ltd." and consolidated its outstanding share capital on the basis of one (new) for five (old) shares.  Effective April 7, 2005, the Company continued under the Business Corporations Act (British Columbia) with an authorized capital of an unlimited number of shares without par value and became a British Columbia corporation.  The Company became a reporting issuer in British Columbia on February 1, 1989, which was the date a receipt was issued for the Company’s final prospectus by the British Columbia Securities Commission.

The common shares of the Company began trading on the Toronto Stock Exchange (the “TSX”) on August 22, 2005, and prior to that, on the TSX Venture Exchange (formerly the Canadian Venture Exchange, Inc. and prior to that the Vancouver Stock Exchange) on February 1, 1989, and presently trade on the TSX under the trading symbol “ML”.

The Company’s corporate head office and mailing address is 1050 – 625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6, telephone (604) 694-0005, facsimile (604) 558-0058.  The Company’s principal place of operations is 8275 N. Mineral Park Road, Golden Valley, Arizona USA 86413, telephone (928) 565-2226, facsimile (928) 565-9239.  The Company’s registered and records office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5, telephone (604) 687-1224, facsimile (604) 687-8772.

Intercorporate Relationships

The following chart illustrates the intercorporate relationships among Mercator and its subsidiaries:

Mercator Minerals Ltd.
(British Columbia)
100%
100%
Stingray Copper Inc.
(Canada)
100%
100%
4394909 Canada Inc.
(Canada)
4394895 Canada Inc.
(Canada)
99.8%
0.2%
0.00014%
99.99986%
Minera Stingray S.A. de C.V.
(Mexico)
Recursos Stingray de Cobre
S.A. de C.V.
(Mexico)
El Pilar
Property
100%
Mercator Mineral Park
Holdings Ltd.
(British Columbia)
100%
Mineral Park, Inc.
(Delaware)
Mineral Park
Mine
100%
Mercator Minerals (Barbados) Ltd.
(Barbados)
100%
Lodestrike Resources Ltd.
(British Columbia)
100%
Bluefish Energy
Corporation
(Nevada)
100%
Creston Moly Corp.
(British Columbia)
100%
100%
Creston Mining Corporation
(Ontario)
Tenajon Resources Corp.
(British Columbia)
100%
Exploraciones Global SA de CV
(Mexico)
El Creston
Property
Ajax
Property
Moly Brook
Property
100%
Mercator Minerals (USA) Ltd.
(Nevada)

ITEM 2:    GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following selected financial information (stated in thousands of dollars except for per share amounts and number of shares) is derived from the Company's consolidated financial statements for the stated periods.  The financial information for the years ended December 31, 2011 and December 31, 2010 provided in the following table is reported in accordance with International Financial Reporting Standards.  The financial information for the year ended December 31, 2009 provided in the following table is reported in accordance with Canadian Generally Accepted Accounting Principles. Accordingly, the financial reporting of the information presented under IFRS and GAAP are not directly comparable.

Balance Sheet	As at December 31, 2011	As at December 31, 2010	As at December 31, 2009
Current assets	$76,968	$93,930	$92,068
Mineral properties, plant and equipment	532,448	325,218	278,571
Inventories	18,888	20,852	21,238
Other assets	3,528	3,502	4,526
Total assets	612,944	422,650	381,060

Current liabilities	193.295	103,910	52,289
Long term liabilities	126,395	280,807	136,590
Shareholders’ equity	293,254	37,933	192,181
Total shareholders’ equity & liabilities	612,944	422,650	381,060

Statement of operations	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Revenue	$262,981	$182,564	$88,697
Amortization	14,684	11,679	8,527
Exploration expenditures	4,910	2,649	64
Foreign exchange income (loss)	1,367	902	99
Administration	29,200	22,878	12,884
Interest	123	149	170
Finance expense	8,574	12,264	16,766
Mining and processing	148,976	102,153	51,932
Net income (loss) for the year	91,691	(139,223)	(17,581)

Basic earnings (loss) per share	0.41	(0.71)	(0.13)
Diluted earnings (loss) per share	0.23	(0.71)	(0.13)

Weighted average number of common shares outstanding - basic	225,420,765	195,127,862	140,323,241
Weighted average number of common shares outstanding – diluted	238,263,615	195,127,862	140,323,241

The Company is a producing copper-molybdenum mining company, with a property that has been in operation for more than 45 years.  The principal metal produced by the Company is copper, with revenues being derived from the production of copper, molybdenum and silver in concentrates and cathode copper.

In fiscal 2011, the Company had revenue of $263 million (2010 - $182.6 million), mainly as a result of mining operations at the Mineral Park mine, located in Northwest Arizona (the “Mineral Park Mine”).  Prior to the acquisition of the Mineral Park Mine in June 2003, the Company had not generated significant revenue.

During fiscal 2005, the Company entered into an agreement with ASARCO LLC (“ASARCO”), to purchase a 20,000 tpd used process mill "concentrator" located at ASARCO's Mission Complex south of Tucson, Arizona (the "Mission South Mill") and related spare parts and supplies for a total cost of $6 million.  On September 22, 2006, ASARCO LLC filed a complaint against Mineral Park in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") seeking to void Mineral Park's July 2005 purchase of the Mission South Mill.  To avoid potential project delay as a result of this litigation, in December 2006, the Company purchased two new 7000 horse power ball mills for expedited delivery in early 2008, and three used 32-foot diameter, SAG mills.  As a consequence of the change in the milling equipment to be used, and an increase in planned throughput capacity from 37,000 tpd to 50,000 tpd, the Company commissioned the preparation of a revised technical report in support of the preliminary feasibility work.  On March 5, 2007, the Company announced that it sold the Mission South Mill back to ASARCO for $9 million, and settled the outstanding litigation.  The sale of the Mission South Mill back to ASARCO was completed on March 13, 2007.   The Company then commenced construction of the first stage of the expansion plans at the Mineral Park Mine, consisting of a two-stage expansion with the addition of a 50,000 tpd milling operation to produce copper-silver and molybdenum concentrates in addition to the existing parallel SX-EW copper production.

On February 15, 2007, the Company completed a public offering of 120,000 Units at a price of $980 per Unit for gross proceeds of $117,600,000, and 8,337,500 common shares at a price of CDN$3.00 per common share for gross proceeds for CDN$25,012,500 ($21,490,248).  Each Unit comprised one secured note (the "Notes") in the principal amount of $1,000 and 50 common share purchase warrants (the "Warrants").  The Notes were to mature on February 16, 2012 and paid interest semi-annually at a rate of 11.5% per annum. The Notes were subject to a call provision, at any time after three years from the closing date, at a redemption price which was equal to $1,050 per Note, plus accrued and unpaid interest. The Warrants were exercisable at a price of CDN$4.00 per share, on or before February 16, 2012.  The Units separated into Notes and Warrants immediately upon closing of the offering.  Subsequent to December 31, 2011, the Warrants expired.

The net proceeds of the offering were used together with the Company's existing cash resources to fund the expansion of the Mineral Park Mine and for other general corporate purposes.

In September 2007, Mercator entered into a ten year framework agreement for the sale of all of the molybdenum concentrate production of the Mineral Park Mine. Payment for the molybdenum concentrates will be made FOB the mine-site. The agreement secures processing capacity for Mercator’s molybdenum concentrate production.

In 2008, the Company and its wholly-owned subsidiary, Mercator Minerals (Barbados) Ltd. (“Mercator Barbados”), entered into an agreement (the “Silver Purchase Agreement”) with Silver Wheaton (Caymans) Ltd., a wholly-owned subsidiary of Silver Wheaton Corp. (together with Silver Wheaton (Caymans) Ltd., ("Silver Wheaton"), for the sale of the life-of-mine silver production from the Mineral Park Mine.  Under the Silver Purchase Agreement, Silver Wheaton made an up-front payment of $42 million in cash to Mercator Barbados. Upon delivery of the silver, Silver Wheaton will then also pay Mercator Barbados in cash the lesser of the silver spot price or $3.90 per ounce of silver (escalated by 1% per annum starting in the fourth year of silver production).

Mercator agreed to guarantee the repayment obligations of Mercator Barbados under the agreement, subordinate to the repayment rights of Mercator's then noteholders and future project indebtedness for the Mineral Park Mine.  In addition, the obligations of Mercator Barbados to Silver Wheaton are secured by the pledge of a charge on the silver produced from the Mineral Park Mine.

Throughout 2008, the Company continued with and completed the construction of the first stage of the expansion plans at the Mineral Park Mine and commenced commissioning the 25,000 tpd Stage 1.

During 2009, the Company continued with the commissioning and circuit optimization of the 25,000 tpd Stage 1 of the expansion plans at the Mineral Park Mine.  In January 2009, the Company made the first shipment of copper concentrate shipments from the Mineral Park Mine.

In April 2009, the Company achieved commercial production and made the first shipment of silver to an affiliate of Silver Wheaton under the Silver Purchase Agreement.

Modifications to the milling circuit throughout start-up year 2009 included changing out an underperforming SAG Mill motor and a well field pump motor, rougher down draft tube extensions, redesigned Quinn moly cells, re-plumb the conditioning tank, reduced the SAG mill discharge grate opening size, modified the dart boxes on the copper-moly feed cleaner cells, replaced the tails thickener drive mechanism, recycled the moly thickener flow into copper-moly thickener, added a nitrogen system to the moly rougher circuit, constructed a dry NaSH mixing system, added four molybdenum column cells, and added three copper column cells.  The Company also took delivery of additional mining fleet equipment for the purposes of the Stage 1.5 expansion.

In December 2009, two independent outside consultants were hired to evaluate improving the molybdenum recovery in the copper-molybdenum rougher flotation cells.  Their recommendations included installing a lime trim system for fine tuning the lime addition, modifying locations of collector additions, adding collector day tanks, flow control valves, flow meters and PLC automation, all of these having been completed at this time.  Additionally, they recommended additional residence time be added in the rougher circuit as lab and plant testing residence time showed that significant additional recovery would be obtained by adding additional rougher flotation cells.  Six additional rougher tanks were ordered and the installation was completed in the third quarter of 2010.

Initiation of Stage 1.5 expansion (mill production capacity increasing to 30,000 to 35,000 tpd) commenced in October 2009. The expansion efforts for Stage 1.5 consisted mainly of the commissioning of the second SAG mill, the second tailing thickener and an accompanying pressure reducing station line, the 3.2 million gallon process water storage tank and installing approximately 12 miles of 26 inch diameter water line as well as an additional water well to upgrade the water system.  At the end of 2009, the second SAG mill, second tailings thickener and water system was 95%, 95%, and 65% complete, respectively.

Following Stage 1.5, to initiate the full Stage 2 of the expansion plans, required determining the preferred alternative to supply the needed power.  As disclosed below, in August 2010, the Company purchased a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc., and the turbine was installed and commissioned in 2011. The turbine will supply power for the Stage 2 expansion at Mineral Park and has a design capacity of 35 MW against the overall requirements of the Stage 2 expansion at 50,000 tpd of 57 MW.

In January 2009, Mercator sold 33,349,425 units to a syndicate of underwriters, of which 4,349,925 units were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$23.3 million. Net proceeds from this transaction were CDN$21.9 million. Each unit comprised one common share and one-half of one common share purchase warrant of Mercator, each whole such warrant entitling the holder to purchase one additional common share at a price of CDN$1.00 per share for a period of four years after closing. Mercator used the net proceeds for continued development and expansion of Mineral Park (in particular, the commissioning of the first stage of the expansion of the milling operations at Mineral Park).

In March 2009, Mercator changed out an underperforming SAG mill motor at Mineral Park, and the Company commenced shipping molybdenum concentrates.  In April 2009, Mercator achieved commercial production. In April 2009, Mercator made the first shipment of silver to an affiliate of Silver Wheaton under the Silver Purchase Agreement.

In May 2009, Mercator sold 35,000,000 common shares to a syndicate of underwriters, of which 4,565,217 common shares were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$40.3 million. Net proceeds from this transaction before expenses were CDN$37.6 million. Mercator used the net proceeds as follows:

●	Approximately CDN$8.6 million of the net proceeds received were applied to pay the June 30, 2009 interest payment on the Notes;

●	Approximately CDN$10.0 million of the net proceeds received were applied for discharge of accounts payable; and

●	The balance was applied for ongoing operating and general working capital requirements.

In September 2009, Mercator sold 30,961,538 common shares to a syndicate of underwriters, of which 4,038,461 common shares were issued pursuant to the exercise in full of the over-allotment option granted to the underwriters, to raise gross proceeds of CDN$80.5 million before expenses. Mercator used the net proceeds as follows:

●	Approximately CDN$50 million of the net proceeds received were applied to Stage 2 of the Mineral Park Mine expansion; and;

●	the balance was applied for on-going operating and general working capital requirements.

On December 21, 2009, Mercator completed a business combination with Stingray Copper Inc. ("Former Stingray"), a company formerly listed on the Toronto Stock Exchange, by way of plan of arrangement (the "Stingray Arrangement") under the Canada Business Corporations Act.  Under the Stingray Arrangement, among other things, Former Stingray amalgamated with a subsidiary of Mercator (which subsidiary was formed for the purposes of the Stingray Arrangement) to form a corporation under the name "Stingray Copper Inc." ("Stingray") and each common share of Former Stingray was exchanged for 0.25 of one common share of Mercator and options exercisable to purchase Former Stingray common shares were exchanged for options exercisable to purchase Mercator common shares on the same exchange ratio.

Upon completion of the Stingray Arrangement, Stingray became a wholly-owned subsidiary of Mercator.

Subsequent to December 31, 2009, the Company determined that it did not meet the EBITDA threshold under the note indenture for its Notes for the quarter ended December 31, 2009, and reclassified $30 million of the Notes as a current liability as at December 31, 2009, representing the pre-payment obligation to the noteholders due in respect of that quarter.

During 2009, the Company estimates that it metallurgically produced 31.359 million pounds of copper, 1.987 million pounds of molybdenum and 0.20 million ounces of silver.  The term metallurgically produced is used to describe the material produced and measured onsite at close of a period, as distinguished from final payable pounds and as distinguished from pounds sold during the period.  To further clarify, metallurgically produced are those pounds produced in concentrates by the close of a period and the quantity and quality are based on minesite assays and weights in comparison to final assays and weights.

In February 2010, the Company commenced with the commissioning of the Stage 1.5 expansion in increasing the mill production capacity to 30,000 to 35,000 tpd, and executed an off take agreement with Trafigura AG (“Trafigura”) for 50,000 tons of concentrate for delivery in 2010 at domestic smelters within the United States.

In April 2010, the Company closed on credit facilities aggregating $130 million (the “Credit Facilities”) from a syndicate of international banks, the proceeds of which were used to redeem the Company’s outstanding Notes in May 2010.  The Credit Facilities are comprised of a $100 million term loan with a one year grace and a five year amortization and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the lenders’ discretion. The Credit Facilities are secured by the assets of Mineral Park Inc. and a guarantee provided by the Company’s wholly owned subsidiary Mercator Mineral Park Holdings Ltd.  The Credit Facilities contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions, among others. Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves.  The Credit Facilities cut interest rates by more than half as compared to the Notes, from 11.5% to 4.83%, representing a savings of approximately $700,000 per month. The interest rate reduction in 2010 represented a potential savings of $0.42 per pound of copper sold forward. While management believes the medium and long term fundamentals of copper are very good, the Company has structured a risk management program in support of the refinancing and the development plans for its El Pilar project in Mexico.  In May 2010, a total of 145 million lbs of copper were sold forward over a six year term at an average net price to the Company of $3.01 per lb, net of all costs. The forward sale totals less than 11% of the Mineral Park proven and probable mineral reserves as announced on March 31, 2010 and 48% of the planned production during the term of the loan. As of December 31, 2011, a total of 99.6 million lbs copper production remained outstanding under the forward sale at an average net forward price of $2.97 per lb.  None of the Company’s molybdenum production has been forward sold.

In August 2010, the Company, through its indirectly wholly owned subsidiary, Bluefish Energy Corporation (“Bluefish”), entered into an agreement to purchase a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc. The turbine supplies power for Stage 2 expansion at Mineral Park and has a design capacity of 35 MW against the overall requirements of the Stage 2 expansion at 50,000 tpd of 57 MW. Mineral Park currently purchases approximately 12.3 MW from the grid.  The turbine was commissioned in August 2011.  Concurrent with Bluefish securing the financing for the purchase of the gas turbine, Mineral Park entered into a long term off-take contract with Trafigura for annual volumes of 70,000 dry metric tons (“dmt”) of copper concentrate over a term of 7 years.  For 2011, 49,015 dmt were delivered against the 70,000 dmt contract, providing for a 17,485 dmt carry over into 2012 (totalling 66,500 dmt or the lower limit of -5%).  It is expected that delivery conditions may provide material savings on freight, smelting and refining costs when sold to domestic outlets.

Throughout 2010, the Company continued to improve operating efficiencies at Mineral Park.  During the first half of the year, Mineral Park personnel determined, through extensive testing in the lab and utilizing industry recognized consultants, that underperforming recoveries were the result of not having enough retention time in the rougher flotation tanks and not enough horsepower in the motors driving the agitators in the rougher flotation tanks. During the first third of 2010, the mill tested the lab work by adding horsepower to two of the rougher motors and setting up a bank of molybdenum rougher flotation cells to add retention time to the rougher tails.  Both tests ran continuously, with positive results. The additional horsepower appeared to have the desired effect, increasing copper recoveries to approximately 76% and molybdenum recoveries to approximately 57% as compared to 73% for copper and 51% for molybdenum during the fourth quarter of 2009.  Approximately 30% more horsepower was added to the last two roughers.  Test work indicated that doubling the retention time, along with the increase in horsepower, should permit the Company to achieve the design recoveries of 80% for copper and 75% for molybdenum. Additional flotation rougher tanks were already on order as part of the Phase 2 mill expansion and were delivered to the mine during May 2010, with full installation completed by the end of the third quarter of 2010. The installation of these tanks, plus one additional tank doubled retention time at the 30,000 tpd throughput rate.  Additional tanks were ordered for the Phase 2 and were delivered and installed in 2011.

In October 2010, the rougher cell expansion was completed and as a result, copper recoveries increased to 78.9% (versus target of 80%) and molybdenum recoveries increased to 72.1% (versus target of 75%).

During 2010, the Company estimates that it metallurgically produced 32.171 million pound of copper, 4.349 million pounds of moly and 0.465 million ounces of silver.    As disclosed above, the term metallurgically produced is used to describe the material produced and measured onsite at close of a period, as distinguished from final payable pounds and as distinguished from pounds sold during the period.  To further clarify, metallurgically produced are those pounds produced in concentrates by the close of a period and the quantity and quality are based on minesite assays and weights in comparison to final assays and weights.

Throughout 2011, the Company continued with the construction of the Phase 2 mill construction project at Mineral Park and continued work on the Company’s development projects in Mexico.

In February, 2011, the Company’s Board of Directors adopted a shareholder rights plan (“Rights Plan”).  In August, 2011, the Company’s Board of Directors amended the Rights Plan incorporating comments from various shareholder advisory services, which amended Rights Plan was subsequently approved by the Company’s shareholders.  The purpose of the Rights Plan is to provide shareholders and the Company’s Board of Directors with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives (if considered appropriate) to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with takeover bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.

On June 22, 2011, Mercator completed a business combination with Creston Moly Corp. ("Former Creston"), a company formerly listed on the TSX Venture Exchange, by way of plan of arrangement (the "Creston Arrangement") under the Canada Business Corporations Act.  Under the Creston Arrangement, among other things, Former Creston amalgamated with a subsidiary of Mercator (which subsidiary was formed for the purposes of the Creston Arrangement) to form a corporation under the name "Creston Moly Corp." ("Creston") and each common share of Former Creston was exchanged for cash consideration of CDN$0.08 and 0.15 of one common share of Mercator.  Options and warrants exercisable to purchase Former Creston common shares now entitle holders to Mercator common shares with the number of shares and/or exercise price adjusted, as applicable, to reflect the consideration received by Former Creston shareholders under the Creston Arrangement.

Upon completion of the Creston Arrangement, Creston became a wholly-owned subsidiary of Mercator.    Mercator has filed a Form 51-102F4 Business Acquisition Report in respect of the Creston Arrangement.

Concurrent with the closing of the acquisition of Creston, the Company entered into a loan agreement with unrelated third parties, to provide a term loan in the amount of CDN$25 million. The term loan matures on January 3, 2013 and carries an interest rate of 6.5% per annum for the first six months, 7.0% per annum for the second six months and, thereafter, 8.0% per annum. Subject to payment of a prepayment fee, the Company may prepay the term loan in whole or in part at any time at the option of the Company and must prepay the term loan in the event of any public debt or equity offering of the Company in the amount of the net proceeds of any such offering.

In September 2011, the Company announced the results of the El Pilar Feasibility Study, which indicated the following:

●	Net present value ("NPV"), discounted at 8%, of $335.3 million(2);
●	Internal rate of return ("IRR"), of 35.7%(2);
●	Payback period of 1.7 years;
●	LOM average annual production of 73.0 million pounds of copper cathode, with copper cathode production averaging 78.7 million pounds per year in the first five years;
●	Expected average life of mine total cash operating costs are $1.37 per pound of payable copper, average $1.27 per pound in the first five years, and $0.94 per pound in the first year;
●	Initial capital of $245 million, excluding working capital;
●	12-year mine life, with total estimated copper production of 881.7 million pounds; and
●	Mining and stacking of run-of-mine ore at an average LOM rate of 52,000 metric tonnes per day, 49,000 metric tonnes per day in the first five years.

(1)	Base Case at $3.83/lb. copper price per pound Year 1, $3.44/lb Year 2, $3.14/lb Year 3 and $2.60/lb for the remaining life of mine, averaging $2.82/lb copper over the life of mine;
(2)	Calculated on an after-tax basis.

The El Pilar Feasibility Study also includes an option to continue contract mining for the life of the mine, which would further reduce future capital expenditures and provides the Company with additional flexibility.

At Mineral Park, the Company completed the Stage 2 construction and expansion of the mill and increased the capacity to 50,000 tpd, with the commissioning of the Stage 2 expansion commencing in mid-August.  In August, 2011, the 37 megawatt turbine generator construction and testing was completed, and commercial operation commenced.  During the third quarter of 2011, the Company completed the construction of the Stage 2 SAG mills and ball mills, the Stage 2 rougher flotation cells and the waterline and water well construction.  Three of the water wells were energized mid-August with the final well energized in September.  The Stage 2 crusher was commissioned in September 2011.

For 2011, mill availability averaged 91.1% (2010 - 94.9%).  Mill tonnage throughput averaged 35,503 tpd compared to 26,299 tpd for 2010, with the last half of the year averaging 40,874 tpd, and the last quarter of the year averaging 44,264 tpd.

Copper flotation recovery for 2011 averaged 77.2% or 96.5% of design recovery (as compared to 71.3% or 89.1% during 2010), with the last quarter averaging 80.1% or 100% of design recovery and December 2011 averaging 81.8% or 102% of design recovery.  Molybdenum flotation recovery for the entire year averaged 70.1% or 93.5% of its design recovery, (as compared to 57.2% or 76.3% during 2010), with the last quarter of 2011  averaging 71.6% or 95.5% of design recovery and December 2011 averaging 75.9% or 101% of design recovery.

Copper production at Mineral Park was sustained at 42,423,678 pounds of copper for the year ended December 31, 2011 (including 3,591,920 pounds from cathode) as compared to 32,171,709 pounds of copper for the year ended December 31, 2010 (including 3,153,867 pounds from cathode).  Mineral Park produced a record 7,034,413 pounds of molybdenum in concentrates in 2011 as compared to 4,349,937 pounds of molybdenum in concentrates for 2010.

Silver production at Mineral Park was 721,442 ounces in 2011 as compared to 465,736 ounces in 2010.

In December 2011, Mercator completed a non brokered private placement of 11,428,572 units to raise gross proceeds of CDN$20 million.  Each Unit was comprised of one common share and one-quarter of one common share purchase warrant (the "Warrants"). Each Warrant entitles the holder to purchase one additional Common Share of the Company at a price of CDN$2.50 per share until December 2, 2014.

The Company intends to use the proceeds received from the sale of units primarily to optimize and compress the construction schedule for the development of the El Pilar project, including the commencement of the detailed engineering work, payment of the Change of Land Use ("CUS") permit fees, payment for land and right of way costs and to allow for the delivery of a "construction ready" project.  The proceeds may also be used for general corporate and working capital purposes.

During the fourth quarter of 2011 and the first half of the first quarter 2012, copper production at Mineral Park was impacted by the processing of harder ore portions of the Turquoise pit at the Mineral Park Mine. Taking into consideration the harder than expected ore in the Turquoise pit portion of the mine, plans were accelerated to install a pebble crusher in SAG mill circuit.  It is expected that the pebble crusher would reduce the size of the material being re-circulated in the SAG mill to possibly help increase throughput through the mill.

At the beginning of 2012, the Company initiated a program of testing the SAG mill circuit grinding capacity and has achieved successful results in identifying the optimized size and quantity of steel balls in the two SAG mills. This along with adjusting the liner lift angles has enabled the mill to process the harder ore from the Turquoise pit at the designed throughput rate of 50,000 tpd.  Due to these successful mill optimization changes, the Company has deferred the decision to install the aforementioned pebble crusher.

In order to optimize the natural gas turbine at Mineral Park mine, the Company is planning on installing during the second quarter of 2012, a turbine to grid interconnect facility which will allow for full turbine power optimization of up to 40 MW. It will also allow for power to flow from the turbine to the grid.

In finalizing the audited consolidated financial statements for the year ended December 31, 2011, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness, and investments breach and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011 the Company is required to classify the total amount of the Credit Facilities as a current liability.

The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and is no longer in breach of this debt arrangement. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made this has subsequently been amended to $40.0 million. The Lenders have deferred the December 31, 2011 quarterly cash sweep payment due on April 6, 2012 of $5.6 million until May 22, 2012.

At the Company’s El Pilar project, the Company's subsidiary which holds the El Pilar project, made the final payment for the change of land use ("CUS") permit which allows mining to commence.   Detailed engineering, environmental studies and right of way on the power transmission line and access road are ongoing, with major equipment sourcing and construction bid materials being prepared.

ITEM 3:    NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company is a mineral resource company engaged in the mining, exploration, development and operation of its mineral properties in Arizona, U.S.A. and Sonora, Mexico.  The Company’s principal assets are the 100% owned (subject to the NPI described below) Mineral Park Mine, a producing copper-moly mine acquired from Equatorial Mining North America, Inc. (“EMNA”) in 2003, and located near Kingman, Arizona, the El Pilar copper project located in Sonora Mexico and the El Creston molybdenum project, also located in Sonora, Mexico. The primary focus of the Company is the expansion of copper production and molybdenum concentrate production at the Mineral Park Mine to generate cash flow to fund the Company’s business plans, the development of the El Pilar copper project located in the Cananea copper trend of Sonora, Mexico and the development of the El Creston molybdenum project located in Sonora, Mexico.  Mercator’s activities have been financed prior to the date of this Annual Information Form primarily through the sale and issuance of shares and other securities by way of equity financings and commercial financing arrangements, and recently, from increased production from the Mineral Park Mine.

Mercator has prepared the Technical Information in this AIF based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under each of the Mercator, the Stingray Copper Inc. or the Creston Moly Corp. company profile (as described above under Item 2: General Development of the Business – Three Year History) on SEDAR at www.sedar.com.  Some of the information contained in this AIF has been updated for events occurring subsequent to the date of the technical reports.  Specifically, the December 2006 Report (as hereinafter defined) is updated by operational developments at the Mineral Park Mine, which is summarized above under the heading “General Development of the Business – Three Year History”.  The Technical Information in each Disclosure Document was prepared by or under the supervision of a Qualified Person as defined in NI 43-101.  Readers are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information.  The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The following Technical Information in respect of the Mineral Park Mine is summarized from the revised technical report dated December 29, 2006 entitled "Technical Report – Preliminary Feasibility Study on Phase I & Phase II Copper – Moly Milling Expansion, Mineral Park Mine, Mohave County, Arizona" (the "December 2006 Report") by Eric Olson, MAUSIMM ("Olson"), the managing Director of Range Consulting Group, LLC ("RCG") and Joseph M. Keane, PE ("Keane").  At the date of the December 2006 Report, both Olson and Keane were independent qualified persons within the meaning of NI 43-101.  Keane ceased to be an independent qualified person within the meaning of NI 43-101 when he became a director of the Company on the acquisition of Stingray.  A copy of the December 2006 Report is available under Mercator's profile on SEDAR at www.sedar.com.

The Mineral Park Mine

Acquisition Terms

Pursuant to an amended and restated agreement made and dated as at February 18, 2003 as amended by amendment agreements dated effective March 31, 2003, May 9, 2003 and May 30, 2003 (as amended, the "Acquisition Agreement") among EMNA, owner of 100% of the issued and outstanding shares of Equatorial Mineral Park, Inc. (presently named Mineral Park, Inc. "Mineral Park"), (being the then owner of the Mineral Park Mine), and the Company, the Company agreed to acquire from EMNA all of the issued and outstanding shares of Mineral Park, a Delaware Corporation, which held a 100% interest in the Mineral Park Mine located in Mohave County, Arizona (the "Acquisition") for 4,612,175 shares of the Company valued at CDN$0.15 and subject to a timed release escrow (which escrow has expired).

On June 24, 2003, the Company completed the Acquisition. The Mineral Park Mine was described as comprising approximately 6,418 acres of which 1,266 acres are patented mining claims, 3,561 acres are unpatented mining claims and 1,591 acres are fee land.  The fee land acreage figure disclosed at the time inadvertently included 640 acres of fee land located 10 miles south and not associated with the mine site that had been divested by the previous owners in October 2000. Since 2003, there have also been certain unpatented claims which have been located, re-located and amended, including an additional 20 unpatented lode mining claims located in 2011.  The acreage of the Mineral Park Mine has been reviewed and re-calculated based upon current maps and ownership information to presently include approximately 6,237 acres, of which 1,261 acres are patented mining claims, 4,056 acres are unpatented mining claims and 920 acres are fee land.

Under the Acquisition Agreement, EMNA transferred to the Company the Mineral Park shares together with $1,324,000 representing the cash collateral held under the Mineral Park Reclamation Bond, approximately $833,000 then held in trust for the Aquifer Protection Bond, and additional cash for other bonding requirements and general working capital, for a total of $2,753,000. The $2,753,000 will be reimbursed by an unsecured net proceeds interest (“NPI”) in the Mineral Park Mine of 5% per quarter on cumulative gross revenues less cumulative cash operating expenses, as defined in the NPI agreement. The NPI is capped at $2,753,000 and payable quarterly, based on fiscal quarters, within 45 days after the end of the fiscal quarter. The payments under the NPI did not commence until the gross proceeds as calculated under the NPI agreement, calculated from the date of acquisition, first exceeds the cumulative total of all costs as defined in the NPI agreement.  The NPI was paid out and extinguished in 2011.

Operations

Following the completion of the acquisition of the Mineral Park Mine, the Company assumed the operation of the Mineral Park Mine and immediately initiated plans to improve plant performance, enhance overall productivity, and increase copper production from the property. Since acquiring ownership, the Company expanded the SX-EW plant, completed construction and commenced operation of the Stage 2 mill expansion and restarted mining operations to deliver new ore to the leach pad and the mill facility.

Mining operations started May 2004 with the services of a mining contractor at a rate of 18,000 tons of ore and waste per day, on a four day per week one shift per day operation.  In July 2005, the Company took over mining operations from the mining contractor in order to expand and improve operations.  The mine presently operates two 12 hour shifts per day, seven days per week and has a daily capacity of 63,000 tpd of ore and waste.   During 2011, the Company sold 40.2 million pounds of copper (36.6  million pounds of copper in concentrates; 3.6 million pounds of cathode copper) (2010 – 33.6 million pounds comprised of 28.6 million pounds of copper in concentrates; 5.0 million pounds of cathode copper), 6.8 million pounds of moly in concentrates (2010 – 4.4 million pounds) and 0.6 million oz. of silver delivered to Silver Wheaton (2010 – 0.3 million ounces).

Previous owners of the property recorded a cumulative production of 614 million lbs of copper in concentrate, 147 million lbs of copper as cathode and nearly 50 million lbs of molybdenum concentrate.  Historical records indicate that silver was a substantial by-product, with over 5.0 million ounces produced.

Property Description, Location and Access

The Mineral Park Mine properties form a contiguous block of ground following the general geological trend in the Wallapai mining district, Mohave County, Arizona. The Mineral Park Mine encompasses approximately 6,237 acres and is comprised of patented and unpatented mining and mill site claims and fee lands, collectively known as the “Mineral Park Mine”.   All of the current

mineral resources and current mineral reserves lie within lands wholly owned by the Company, subject to the NPI described above, which NPI was paid out and extinguished in 2011.

The Mineral Park Mine is located approximately 100 miles south of Las Vegas, Nevada in Mohave County, Arizona. The mine is between 3600 and 4800 feet above msl, located at latitude of 35° 18’ North and a longitude of 114° 8’ West on the western flank of the Cerbat Mountains in the central part of the Wallapai mining district.  Location by township and range is the West half (W1/2) of Section 19, Township 23 North, Range 17 West of the Gila and Salt River Base and Meridian, Mohave County, Arizona on the Cerbat 7.5 minute quadrangle map.

All of the past and current mining operations are located on patented claims. The patented claims are surrounded by approximately 267 unpatented mining and mill site claims administered by the Bureau of Land Management.  Access to the property is via Highway 93, approximately 100 miles south of Las Vegas, Nevada. Rail service is available in Kingman, Arizona.  Electrical power is currently supplied to the mine by a 69 KVA line by a local utility company and power supplied by the turbine owned by the Company’s wholly owned subsidiary, Bluefish.  Company wells and a local utility company located in Golden Valley, Arizona provide process water.

The property consists of fee lands and patented claims surrounded by unpatented claims and is 100 percent owned by the Company and is subject to the NPI described above.

Environmental

The property is not subject to any known environmental liabilities nor other known mitigation measures other than those associated with the normal course of operations and the ensuing reclamation and closure.

A current list of active operational and environmental permits maintained at the site is provided in Table 1 below.

Table 1 List of Environmental and Operational Permits

AGENCY	ITEM	STATUS	TERM/ EXPIRATION
FEDERAL
BLM	Plan of Operations	Current	Life of Mine
BLM	Right of Ways	Current	Life of Mine
DOT	Hazardous Materials Transportation	Current	One Year
BATF	Explosives Permit	Current	One Year
EPA	RCRA Identification Number	Current	Life of Mine
EPA	Toxic Release Inventory Number	Current	Life of Mine
Army Corps of Engineers	404 Clean Water Permit	Current	Existing
STATE
ADEQ	Air Quality Operating Permit	Current	Five Years
ADEQ	Aquifer Protection Permit	Current	Life of Mine
State Mine Inspectors Office	Mined Land Reclamation Plan	Approved in August 1997	Must be implemented within 2 years after closure.
COUNTY
Mohave	Septic Permit	Current	Life of Mine
City of Kingman	Local Land Use Permits and Restrictions	Exempt	Life of Mine

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mineral Park Mine is between 3,600 and 4,800 feet above msl in the Cerbat Mountains, Mohave County, Arizona. The surrounding hills are covered by typical desert vegetation consisting of cactus, Mohave yucca, Joshua tree, ocotillo, juniper, pinion pine and beargrass.

The summers are hot and dry and the winters can be mild and rainy. The annual rainfall is 10.4 inches and the average temperature is 76.4°F. An average of 3.7 inches of snow falls each year. The climate is conducive to year round operations.

The Mineral Park Mine is located approximately 100 miles south of Las Vegas, Nevada. The mine is easily accessed by taking Highway 93 south from Las Vegas and then by turning east on Mineral Park Road for eight miles.  Mineral Park Road is paved and the county provides maintenance.

Kingman is 16 miles to the southwest and serves as the commercial centre for north-western Arizona. Interstate 40 and the Santa Fe railroad both service Kingman. The village of Chloride, a historic mining community, is 5 miles to the northwest and consists mainly of small shops and a small residential community.

Power for the current operations at the Mineral Park Mine is provided by Unisource Energy Services and power supplied by the turbine owned by the Company’s wholly owned subsidiary, Bluefish.

Water for mining and milling operations is supplied from a combination of Company wells and a third-party water company.

Qualified personnel are available from the surrounding area in sufficient numbers to meet current requirements.

The present tailings impoundment facility is located to the southwest of the mine and will be expanded to provide tailings storage for the new milling operation. A geotechnical study has been completed to determine the potential expansion capacity and stability of the existing tailings impoundment.  The study has determined that the tailings profile will continue to be stable with an additional impoundment lift of 200 feet, which will provide adequate tailings storage for future mine expansion.

Mine overburden storage areas or waste dumps that exist at the mine will be expanded to provide additional waste rock storage for the mine expansion and are expected to be adequate for future mining activities.

Milling operations sites are available within the patented claims area and the most advantageous site has been determined.

The leaching of copper from dumps has continued to be an important part of the mine’s ore processing scheme. The existing leach dumps will be incorporated into any future phased pit designs.

History of Exploration and Development

Mining activity began at Mineral Park in approximately 1871 at the foot of Ithaca Peak. The town of Mineral Park was the largest settlement in Mohave County in 1872 and in that year a post office was established. In 1873, Mineral Park became the county seat. The town of Kingman, 16 miles to the southeast, was established in 1882 to service the railroad and by 1887 had replaced Mineral Park as the county seat. Mining activity continued sporadically through early 1900’s, with the post office closing in 1912.

The Duval Corporation (“Duval”) (formerly known as Duval Sulfur and Potash Company) began acquiring a land position around the Mineral Park Mine late in 1958. During the period 1959 through 1962 Duval completed a drilling program that outlined a copper, molybdenum ore body around Ithaca Peak. Modern mining activity began in 1963 when Duval began mining operations at the Mineral Park Mine. This consisted of an open pit mine and completion of a 12,000 tpd flotation mill. Subsequent modifications and expansions increased capacity of the mill to 18,000 tpd, which remained in operation until 1981.   Mining continued by Duval until 1981 when the mine was closed by Duval’s parent company, Pennzoil Company, due to low metal prices and the need for capital for a mine and mill expansion. Dump leaching began shortly afterward and except for a short curtailment in 1992 has continued to the present.

Dump leaching at the Mineral Park Mine was initiated in 1965 with the construction of a cement copper facility.  Production of cement copper continued on the property through the completion of an SX-EW facility in 1995.

The Duval operation continued to produce copper via a leach-iron precipitate plant, until the acquisition of the Mineral Park Mine by Cyprus Mining Company in 1986. Cyprus Mining Company continued the dump leaching operation as an iron precipitation process until converting to SX-EW in September 1994.  The original SX plant consisted of two stages of extraction and one stage of stripping.  The total flow of PLS was nominally 2,500 gallons per minute.  The EW circuit had a plating capacity for 11,000,000 pounds per year of cathode copper.

Copper production continued from the leaching of the dumps and from in-place leaching of areas of the pit that were drilled and blasted for leaching.  Leaching of the copper from dumps by Cyprus continued until closure of the cement copper plant in 1992.

Cyprus continued the leaching and precipitation copper operation at that time. An SX-EW plant was installed by Cyprus in 1995. Cyprus drilled and blasted material left in the walls of the pit and recovered the copper through in-situ leaching.

In 1997 EMNA acquired the property and continued SX-EW production of copper from the dumps and from the in-place leaching of the drilled and blasted areas of the pit.  EMNA added a third stage of extraction to SX and expanded the SX-EW facility to 6,000 gallons per minute in 1998.  EMNA also added a crud removal system to SX, increased surge capacity, purchased new filters for electrolyte and added a new heat exchanger to EW, to increase the efficiency of the system.  A laboratory was also installed to provide for solution assays for metallurgical balances and quality control of the cathode produced at site.  The lab is also used for blast hole assaying for grade control in the pit.

Previous owners of the property recorded a cumulative production of 614 million lbs of copper in concentrate, 147 million lbs of cathode copper sheets, and nearly 50 million lbs of molybdenum concentrate and approximately 5.0 million ounces of silver, with the majority of the production coming from Duval’s flotation milling process during 1965 through 1980.

The concentrates produced at the property by Duval were of acceptable commercial quality.

The Company acquired the Mineral Park Mine from EMNA in June 2003.  The Company re-initiated open pit mining operations in May 2004 and has improved the efficiencies of the SX-EW plant.  In the first quarter of fiscal 2006, the Company further increased capacity of the SX-EW plant to 15,000,000 pounds of copper per year with the installation of an additional rectifier.  Mining operations averaged 18,000 tpd of ore and waste on a four-day per week one shift per day mining schedule by a mining contractor.   In July of 2005, the Company took over mining operations from the mining contractor.   In 2007, upon successful completion of the debt and equity financing undertaken by the Company, Mercator commenced the construction of the 50,000 tpd concentrator mill facility, which was to be built in two stages.  In 2008, the Company completed construction of Stage 1 of the Phase 4 mill program, completing the commissioning process during the first quarter of 2009, and achieved commercial production during the second quarter of 2009.  Stage 1.5 expansion (Stage 1 being 25,000 tpd mill capacity and Stage 2 being 50,000 tpd) was initiated in October 2009 to bring milling capacity into the 30,000 to 35,000 tpd range.  Throughout 2011, the Company completed the construction of the Stage 2 expansion, commissioning the Stage 2 in the third quarter of 2011.  The mine currently operates seven-days per week with two-twelve hour shifts per day.  Total production from the mine is currently 63,000 tpd of ore and waste combined.

Geological Setting – Regional, Local and Property Geology

The Mineral Park Mine occurs in the central part of the Wallapai mining district in the Cerbat Mountains of north-western Arizona. The Cerbat Mountains are composed of deformed Precambrian metamorphic and igneous rocks that are intruded by Laramide quartz monzonite porphyry stocks and rhyolite dykes.   The rocks of the Cerbat Complex are represented by an older metamorphic group, the amphibolite a body of gneiss, and younger intrusive rocks.

The oldest exposed rocks in the mine area are Precambrian in age and consist of a sequence of quartz-feldspar gneiss, biotite schist, amphibolite and quartzite.  The quartz-feldspar gneiss is resistant to erosion and formed the higher peaks of Turquoise Mountain and Gross Peak.

Amphibolite schists occur throughout the historical mining area and are often more abundant than the quartz-feldspar gneiss.  The amphibolite schists are poorly to well foliated and are characterized by presence of hornblende.  These rocks are dark coloured, fine to medium grained, xenoblastic rocks.  Historically, ore in this rock type exhibited lower recoverability in the mill.

Biotite schists are minor in volume and variable in composition.  They are fine grained, strongly foliated, and contain biotite as a major constituent (40 to 56%).  Quartz varies from 10 to 30% by volume and plagioclase varies from 0 to 50 percent.  Biotite schist is most abundant just north of the Ithaca peak stock, but may be present locally throughout the deposit.

Local geology is dominated by the presence of the Ithaca Peak stock. The stock is composed of quartz monzonite and has intruded the local Precambrian rocks. Distinguishing characteristics are concentric zoning of igneous rock types that range from biotite quartz monzonite porphyry at the contact to quartz monzonite in the centre.

The Mineral Park Mine is a hypogene porphyry deposit with copper, molybdenum and silver values and a supergene enriched copper zone.

Mineralization

The main minerals of economic interest at Mineral Park consist of molybdenite, chalcocite, turquoise and chalcopyrite. The upper sections of the mineralization have experienced supergene enrichment and alteration and are similar to other copper porphyry deposits in Arizona forming a supergene zone. The distribution of the mineralization at Mineral Park is roughly north-easterly with an elliptical shape. The depth of molybdenum mineralization is known to a depth of 5000 feet and continues to an unknown depth.  Hole 807 was drilled to a depth of 5,000 ft with molybdenum mineralization throughout its entire length and bottoming in mineralization as well. The copper mineralization decreases with depth and tends to bottom out around 1,050 msl in drill hole 494.  The core of the main intrusive is characterized by lower grades of both copper and molybdenum and is typical of many porphyry copper deposits. It is also noted that an area of higher-grade molybdenum exists within what is known as the Gross stock, and is presently underneath the site of the present heap/dump leaching area. The molybdenum mineralization is almost totally restricted to quartz veins; whereas the higher-grade copper mineralization occurs in the mafic rocks rather than in the felsic rocks. A major fault bounds the deposit on the western edge.

Exploration

Duval first explored the area in modern times in the fall of 1958. Diamond drilling began in the summer of 1959 and continued through 1962. This drilling outlined what was known as the Ithaca Peak ore body. The first ore was shipped to the mill in 1964.  Ongoing exploration and development programs have been conducted. The most recent programs have been undertaken by the Company.  The Company has drilled a total of 43 development holes primarily within the Turquoise Mountain area to fill in the mineralization already discovered by previous owners. Most of these holes were angle holes drilled to test the structural controls within the copper mineralization. These newer holes are characterized by intervals of copper and molybdenum mineralization that intersected local zones of supergene copper enrichment.

There is potential to expand the resource at depth and laterally in the lower areas of the resource.  During 2008, the Company staked an additional 15 unpatented mining claims approximately one mile to the north of the Mineral Park property.  These claims cover an area of near-surface copper mineralization previously identified in historic drilling by Duval Mining Corporation.  The Duval drilling identified supergene copper mineralization in this area grading about 0.21% Cu.

Drilling

Exploration and development drilling by Duval was primarily done with a combination of churn drills, reverse circulation and diamond core holes.  Drilling by subsequent owners has been completed using reverse circulation.

To date, reverse circulation and diamond drilling has comprised the majority of the exploration/development drilling.

Since acquiring the property in 2003, the Company has instituted a development drilling program and drilled a total of 43 reverse circulation holes, bringing the total number of exploration and development holes drilled in the resource model to 1073.

The sample interval down hole on reverse circulation drilling by Duval was predominately 35 feet, representing the bench height of mining operations.

Sampling and Analytical Procedures

Sampling methods at the Mineral Park Mine consist mainly of reverse circulation and core drilling of NX (2.125” diameter) size.  The diamond core samples were split, crushed, quartered and composited into either 5 or 10-foot lengths for assay.

Most holes over 200 feet in depth were drilled by diamond coring. Either reverse circulation or churn drilling was used for shallow holes up to 200 foot in depth. The deposit was drilled on an average spacing of 200 x 200 feet, with closer spacing in the supergene zone, which was drilled on an average of 140-foot centres. Core recovery averaged 85 to nearly 100 percent.

No down hole surveys were completed, as most of the drilling is vertical.

During the drilling campaign of 2004, the Company used Copper State Analytical Laboratory (CSAL) in Tucson, Arizona. No sampling problems or analytical issues were reported. Check samples were completed by ALS Chemex located in Sparks, Nevada. During 2005 the Company assayed the samples onsite and used an outside laboratory for checks.  No sampling problems or analytical issues were reported.

Samples were collected at the drill via a cyclone. This sample was then field split down to approximately 12 lbs in size and transported to the analytical facility at the mine. The samples were then again split down to 1 to 2 lbs in size with a Jones splitter and were crushed, pulverized, packaged and sent by courier to an independent analytical laboratory for assay.

The Company used a sampling interval of 10 feet. Past operators used a variety of interval lengths ranging from 5 to 35 feet.   Current mining operations utilize blast hole samples on a 16 by 20-foot nominal spacing and a 25-foot bench height.

The 2005 drilling program included in-fill and definition drilling for pushback and deepening phases of present mining of Turquoise Mountain area.   The Company drilled a total of eleven holes in 2005.  The holes were predominantly drilled at an inclination of -60 degrees.  An independent project geologist supervised the 2005-drilling program.

All holes returned typical grades for the deposit that generally exhibits higher copper grades within the upper supergene blanket and molybdenum values.

The Company is in possession of nearly all of the exploration and operating records belonging to Duval and Cyprus.  Included in this property database are: (a) Original geology logs for the exploration program; (b) Original assay certificates for the exploration and development drilling program by both Cyprus and Duval; (c) Original field survey notes and data with respect to the development and exploration holes;  (d) Original mine engineering maps and mine plans; (e) Original mill and infrastructure drawings, including “as built”;  (f) Original land status information, including surveys; and (g) Daily operating reports from both the mill and mine.

Security of Samples

All assays done by Duval were done in Duval’s laboratory onsite.  An outside lab performed assays for Cyprus.

In 2004 and 2005, the Company retained the services of an independent professional geologist to supervise the drilling program, log the samples, and to ensure overall integrity of the drilling and sampling program.

The Company maintains a sample preparation facility at the property.  Sample preparation at the analytical facility comprises splitting, crushing, pulverizing and re-splitting to a size of approximately 150 grams.  Sample preparation from the development programs in 2004 and 2005 was conducted under the supervision of the independent professional geologist retained by the Company, who supervised the drilling programs.

Analysis is conducted using wet chemical methods, which include atomic absorption spectra-photometric techniques.

A qualified metallurgist supervises all laboratory operations on the property. Data from the assay determinations is hand entered into the computer and checked for errors.

Samples collected during the Company’s development programs were subject to a random second split and a second assay was completed at the same laboratory as the original determination. This was done as a check on the assay and sampling procedures for conditional bias and as a check on the variation and repeatability of the assays. In addition, a visual estimate of the copper mineralization is conducted as a control on the assays. A second assay determination is conducted if the visual estimate and the first assay do not reasonably compare.

Mining, Leaching and Milling

The Mineral Park Mine is a typical open pit operation that utilizes drilling, blasting, shovel loading and large-scale truck hauling to excavate rock.

The dump leaching operation consists of several low-grade dumps that have been under leach for many years.  Process leach solution from the dump leaching is collected in various sumps situated at strategic locations throughout the mine area.

In 2008, ROM leaching was the primary source of copper production on the property.

The solutions from the dump leach and ROM are processed through a conventional SX-EW plant.

Broken rock is loaded with a 22-yard shovel into 100-ton haul trucks. Depending on the grade control results, mined material is delivered to either the leach dump, the mill or to the waste rock dumps.

In 2009, the Company completed commissioning of Stage 1 of the Phase 4 mill program during the first quarter of 2009, and achieved commercial production during the second quarter of 2009.   During 2010, the Company completed the Stage 1.5 expansion at Mineral Park, and increased operating efficiencies with the installation and operation of the second SAG Mill and the additional rougher flotation, increasing copper recoveries to approximately 76% and molybdenum recoveries to approximately 57% as compared to 73% for copper and 51% for molybdenum in the fourth quarter of 2009.

In 2011, the Company completed the construction and commissioning of Stage 2 of the Phase 4 mill program.   For 2011, mill availability averaged 91.1% as compared to 94.9% for 2010.  Mill tonnage throughput averaged 35,503 tpd for 2011 compared to 26,299 tpd for 2010, with the last half of 2011 40,874 tpd (2010 - 28,397 tpd), and the last quarter of 2011 averaging 44,264 tpd (2010 - 29,374 tpd).

In 2010 and 2011, the milling operation was the primary source of copper production and the sole source of molybdenum and silver production on the property.

Mining

Mining is being conducted using two 22-yard shovels and up to 17, 100-ton haul trucks with related support equipment.  Benches are drilled on a 14 foot by 14 foot drill pattern.  All blast holes will be sampled and assayed for metals.  The holes are loaded and shot with a combination of ANFO and emulsion.  Benches are 25 feet in height and the blast hole drilling is conducted to a depth of 28 feet to include sub-drill.  Assay analyses will provide grade control for mill and leach material.  Haul distances are shortened both by having 2 available crushers and by the mill location within the un-mined central pit area.  Low grade supergene materials are sent to existing leach areas for processing and higher grade materials will be sent to the flotation mill.  Suppliers for consumables and maintenance items have already been established due to the current mining activity.

Products include copper and silver from copper concentrates for offsite smelter processing for sale FOB Arizona and Guaymas, Mexico, moly concentrates and cathode copper for shipment and sale FOB the mine site.

Processing & Metallurgy

The concentrator at the Mineral Park Mine is a conventional SAG/ball mill grinding circuit fed by two primary crushers.  Finely ground ore is processed in rougher and cleaner flotation circuits to produce a bulk Cu-Mo concentrate.  This product is split in the molybdenum circuit to generate the copper concentrate which is filtered and shipped off site for further treatment by others.  The molybdenum carrying portion of the split products is multiple-stage cleaned to a final saleable molybdenum product which is filtered, dried and shipped offsite for treatment by others.

The mill started operations during the last week of November 2008 at a completion point of 85% and commissioning progressed well through 2008 and 2009 as copper circuits were producing filtered copper product at the 2008 year end.  The Company commenced production and shipping of copper and molybdenum in concentrates commencing in the first quarter of 2009.

For 2009, mill tonnage throughput averaged 20,057 tpd versus 25,000 tpd design, however the last half of 2009 averaged 22,124 tpd, with the last quarter of 2009 averaging 23,235 tpd and December 2009 averaging 25,963 tpd.  Mill availability in 2009 averaged 88.7%.  Copper flotation recovery for 2009 averaged 73%, or 91% of design recovery, while molybdenum flotation recovery averaged 48.5%, or 65% of its design recovery.  In December 2009, two separate outside consultants were hired to evaluate the loss of moly recovery in the copper - molybdenum rougher flotation cells.  Their recommendations included installing a lime trim system for fine tuning the lime addition, modifying locations of collector additions, adding collector day tanks, flow control valves, flow meters and PLC automation.  Additionally, they recommended additional residence time be added in the rougher circuit.  The areas of concern, besides residence time, have been addressed.  The Company lab and plant tested the residence time issue, with the results of both sets of testing showing significant additional recovery would be obtained by adding additional rougher flotation cells.  As disclosed above, installation of the additional rougher flotation cells was completed and was operational in the third quarter of 2010.

For 2010, mill tonnage throughput averaged 26,299 tpd versus 25,000 tpd design; however the last half of 2010 averaged 28,397 tpd, with the last quarter of 2010 averaging 29,374 tpd.  Mill availability for 2010 averaged 94.9%.  Copper flotation recovery for 2010 averaged 71.3%, or 89.1% of design recovery, improving to 77.9% (or 97.4% of design recovery) during the fourth quarter of 2010.  Molybdenum flotation recovery averaged 57.2% or 76.3% of its design recovery for 2010, improving to 69.8% or 93.1% of design recovery during the fourth quarter of 2010, and averaging 71.2% or 94.9% of design recovery during December 2010.

For 2011, mill tonnage throughput averaged 35,503 tpd; however, with the completion of construction and commissioning of the Stage 2 expansion during the last half of the year, throughput for the last half of 2011 averaged 40,874 tpd, with the last quarter of 2011 averaging 44,264 tpd.   Mill availability for 2011 averaged 91.1%.  Copper flotation recovery for 2011 averaged 77.2%, or 96.5% of design recovery.  Molybdenum flotation recovery for 2011 averaged 70.1%, or 93.5% of its design recovery.

Environmental & Permitting

The Mineral Park Mine is an operating mine with all of the required federal, state and local environmental permits in place.  The mine continues to be operated in an environmentally sound manner and continues to have good working relations with federal, state and local agencies.

The expansion at the Mineral Park Mine includes deposition of tailings on the existing tailings impoundment and waste rock on the existing waste rock stockpiles.  An amendment to the existing Aquifer Protection Permit has been approved by and received from Arizona Department of Environmental Quality (“ADEQ”).  This amendment authorizes the Company to place additional tailings and waste rock on the existing facilities.  Similarly, the ADEQ has completed its review of amendments to the existing Air Quality Operating Permit and has approved the amended permit.  In 2009, the Mineral Park Mine was issued a Notice of Violation (“NOV”) by the ADEQ for commencing the milling operation prior to being issued the final Air Quality permit amendment for the mill expansion.  The present financial penalty settlement offer from ADEQ is $1.9 million dollars and MPI’s legal counsel is in the process of negotiating a reduction in the settlement amount.

Prior to the commencing the Phase 4 expansion, the Company was informed by the Federal Bureau of Land Management that its existing Plan of Operations was adequate for the anticipated expansion and that an amendment would not be required.

Power requirements for Phase II mill expansion are primarily provided by on-site power generation.  The natural gas turbine powered generator that has been installed at the mine is expected to provide approximately 36 megawatts of electrical power for the operation.

The Air Quality permit for the natural gas turbine generator was issued by the ADEQ on March 29, 2011.

Markets

The copper concentrate produced at Mineral Park is sold to domestic and offshore smelters through brokers, where it is converted to metallic copper and the by-product silver is recovered.

Concentrates are trucked directly to smelters within the United States and to the port of Guaymas, Mexico where they are accumulated for shipment to overseas smelters.  Concentrates shipped to the Port of Guaymas are assembled in lots of 5,000 wet metric tonnes in Guaymas to await bulk carrier transport.  Current off-take agreements with metal brokers include 40,000 wet metric tonnes for 2012 with MRI and a 70,000 dmt with Trafigura scheduled for the next seven years as well as a separate 20,000 dmt contract with Trafigura to finish in 2012.

Copper concentrate sales contracts are toll in nature with Mineral Park receiving provisional payment for 90% of payable values contained, pending final settlement.

The molybdenum concentrate produced at Mineral Park is sold to a broker who adjusts pricing for treatment charges and pays Mineral Park directly.  Concentrates, of approximately 50% contained molybdenum, are bagged in 4,000 lb super sacks for shipment via truck to a third party roaster.

Copper cathode production, consisting of 99.99% pure copper sheets, is baled and shipped FOB to the destination designated by Mineral Park’s cathode metals broker.

The resource extraction business has historically been cyclical. The prices received for copper, molybdenum and silver have been volatile. The mining business operates in a worldwide market and prices are derived from relatively pure market forces.

Production in 2010 and 2011

The following is a summary of the operating statistics at the Mineral Park Mine for the year ended December 31, 2010 and 2011:
Mineral Park Production
	2011	2010
Ore mined (ktons)	16,868	13,916
Waste mined (ktons)	6,290	8,130
Total (ktons)	23,158	22,046
Stripping Ratio (Waste:Ore)	0.37	0.58
Average Copper grade (%)	0.17	0.18
Average Molybdenum grade (%)	0.036	0.035
Copper Production (cathode) (1,000 lbs)	3,591.9	3,153.9
Copper Production (in concentrates) (1,000 lbs)	38,381.8	29,017.8
Moly Production (in concentrates) (1,000 lbs)	7,034.4	4,349.9
Silver Production (in concentrates) (1,000 ozs)	721.4	465.7

The Company estimates that it metallurgically produced 42.4 million pounds of copper, 7.0 million pounds of moly and 0.7 million ounces of silver during 2011.  Production for metallurgically produced copper by quarter in 2011 was Q1 9.5 million pounds, Q2 11.2 million pounds, Q3 10.5 million pounds, and Q4 11.3 million pounds million pounds.

Production for metallurgically produced molybdenum by quarter in 2011 was Q1 1.0 million pounds, Q2 1.8 million pounds, Q3 2.0 million pounds, and Q4 2.3 million pounds million pounds.    As disclosed above, the term metallurgically produced is used to describe the material produced and measured onsite at close of a period, as distinguished from final payable pounds and as distinguished from pounds sold during the period.  To further clarify, metallurgically produced are those pounds produced in concentrates by the close of a period and the quantity and quality are based on minesite assays and weights in comparison to final assays and weights.

2012 production is forecast at approximately 49.2 to 54.3 million pounds of payable copper (45.6 to 50.7 million pounds in concentrate and 3.6 million pounds in cathode), 9.0 to 10.0 million pounds of molybdenum, and 455,000 ounces of silver.

Mineral Resource and Mineral Reserve Estimates

In August 2006, the Company retained Olson of RCG, and Keane of KD to prepare a technical report for the Mineral Park Project in support of the preliminary feasibility work for the proposed expansion of the Mineral Park Mine to 37,000 tpd and the disclosure of resources and reserves.  The Company received a technical report from RCG and KD dated September 1, 2006 and titled “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” (the “Pre-Feasibility Report”) a copy of which is available on the SEDAR website at www.sedar.com.

The work entailed estimating preliminary feasibility level operating and capital costs and estimating mineral reserves and mineral resources in conformance with the requirements of NI 43-101.

Olson of RCG was responsible for estimation of the Mineral Resources and Mineral Reserves.  The mineral processing test work was completed by a number of outside parties and Keane supervised the work for the mineral processing sections prepared by KD.

In November 2006, the Company retained Olson, and Keane, to prepare a technical report for the Mineral Park Mine project in support of the preliminary feasibility work completed, the updated plan to expand production and that supported the disclosure of mineral resources and mineral reserves at the Mineral Park Mine.   A copy of the resulting December 2006 Report is available on the SEDAR website at www.sedar.com.

In preparing the December 2006 Report, RCG reviewed previous estimates of mineral resources and mineral reserves at the Mineral Park Mine, and analyzed and examined data supporting the previous estimates as well as other data regarding the Mineral Park Mine.

RCG completed and updated the resource for the Mineral Park Mine from the resource previously reported by the Company in January 2006.  These mineral resources are classified using the CIM definitions referred to in NI 43-101.  The mineral resource is reported on a copper equivalent basis, using a MF of 5.98 for supergene copper mineralization and 5.91 for hypogene copper mineralization. The mineral resource was re-calculated from the previous January 2006 technical report because the mining bench height was changed from 35 feet to 25 feet in order to incorporate the existing mining fleet, thus allowing the Company to achieve capital and

operating synergies.   This necessitated the interpolation of a new block model.  See Section 17 of the December 2006 Report for a detailed discussion on the mineral resource estimate.

The Mineral Park Mine mineral resource estimate is tabulated by cut-off and classification in Table 2 and Table 3 below, commencing with the mineral resources estimated in the December 2006 Report, a reconciliation to indicate reduction of ore and waste mined to January 1, 2012, and the mineral resource estimate as of January 1, 2012, which adheres to and has been prepared in accordance with NI 43-101 Standards, and is classified as Measured, Indicated, or Inferred.  The base case resource cut-off is 0.30% CuEq.  Changes from the mineral resource estimate reported in the December 2006 Report are due to the reduction of ore and waste mined to the end of 2011.

Table 2 Measured and Indicated Mineral Resources (Including Mineral Reserves) from
December 2006 Report with reconciliation for mined material and as at January 1, 2012

Measured Resources from December, 2006 Report
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	553,099	0.338	0.135	0.034	0.074	1,493,368	376,107	40,787
0.30	320,188	0.397	0.158	0.040	0.076	1,011,795	256,151	24,200
0.40	113,040	0.495	0.214	0.047	0.079	483,812	106,258	8,893
0.50	35,860	0.614	0.309	0.051	0.079	221,617	36,578	2,835
Measured Resources - reduction of mined material from December 2006 Report to December 31, 2011
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	60,706	0.355	0.200	0.026	0.063	242,690	31,432	3,826
0.30	41,988	0.437	0.238	0.033	0.067	199,450	28,026	2,826
0.40	20,130	0.541	0.316	0.038	0.067	127,035	15,205	1,345
0.50	8,574	0.652	0.424	0.038	0.066	72,633	6,562	563
Measured Mineral Resources as of January 1, 2012
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	492,393	0.336	0.127	0.035	0.075	1,250,678	344,675	36,961
0.30	278,200	0.391	0.146	0.041	0.077	812,345	228,124	21,374
0.40	92,911	0.485	0.192	0.049	0.081	356,777	91,052	7,549
0.50	27,286	0.602	0.273	0.055	0.083	148,984	30,015	2,272
Indicated Resources from December, 2006 Report
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	311,400	0.337	0.107	0.038	0.079	666,395	245,071	24,728
0.30	169,954	0.383	0.108	0.046	0.077	367,101	156,358	13,090
0.40	47,565	0.476	0.141	0.056	0.080	134,132	53,272	3,807
0.50	11,093	0.581	0.192	0.065	0.076	42,599	14,421	840

Indicated Resources - reduction of mined material from December, 2006 Report to December 31, 2011
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	2,911	0.379	0.213	0.028	0.036	12,400	4,450	105
0.30	1,931	0.470	0.195	0.046	0.082	7,531	1,776	159
0.40	1,111	0.685	0.350	0.056	0.085	7,780	1,245	95
0.50	563	0.544	0.379	0.028	0.083	4,269	311	47
Indicated Mineral Resources as of January 1, 2012
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	308,489	0.336	0.106	0.039	0.080	653,996	240,621	24,622
0.30	168,023	0.382	0.107	0.046	0.077	359,570	154,582	12,931
0.40	46,453	0.471	0.136	0.056	0.080	126,353	52,028	3,712
0.50	10,530	0.583	0.182	0.067	0.075	38,329	14,110	793
Measured and Indicated Mineral Resources from December, 2006 Report
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	864,499	0.340	0.125	0.036	0.076	2,161,247	622,439	65,514
0.30	490,142	0.392	0.141	0.042	0.076	1,382,202	411,720	37,290
0.40	160,605	0.485	0.192	0.049	0.079	616,722	157,393	12,700
0.50	46,954	0.605	0.282	0.054	0.078	264,819	50,710	3,674
Measured and Indicated Mineral Resources - reduction of mined material from December, 2006 Report to December 31, 2011
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	63,618	0.341	0.201	0.023	0.060	256,574	37,143	3,932
0.30	43,919	0.433	0.243	0.032	0.067	210,287	29,014	2,985
0.40	21,241	0.531	0.317	0.036	0.066	133,593	14,313	1,440
0.50	9,137	0.647	0.423	0.037	0.067	77,506	6,585	610
Measured and Indicated Mineral Resources as of January 1, 2012
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	800,881	0.340	0.119	0.037	0.077	1,904,674	585,296	61,583
0.30	446,224	0.388	0.131	0.043	0.077	1,171,915	382,706	34,305
0.40	139,364	0.478	0.173	0.051	0.081	483,130	143,080	11,260
0.50	37,817	0.595	0.248	0.058	0.081	187,313	44,125	3,064

Table 3 Inferred Mineral Resources (Including Mineral Reserves) from December, 2006 Report with reconciliation for mined material and as at January 1, 2012

Inferred Mineral Resources December, 2006 Report
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	433,587	0.354	0.097	0.043	0.068	841,158	372,884	29,271
0.30	218,703	0.416	0.099	0.053	0.068	433,033	231,826	14,877
0.40	75,879	0.516	0.109	0.068	0.059	165,416	103,195	4,490
0.50	26,975	0.591	0.119	0.079	0.045	64,201	42,621	1,222
Inferred Mineral Resources - reduction of mined material from December, 2006 Report to December 31, 2011
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	518	0.354	0.097	0.043	0.067	1,005	446	35
0.30	266	0.416	0.099	0.053	0.067	527	282	18
0.40	212	0.873	0.467	0.068	0.062	1,975	288	13
0.50	52	1.105	0.633	0.079	0.051	663	83	3
Inferred Mineral Resources as at January 1st 2012
Cu Equiv	Insitu Tons	Avg Cu	Avg	Avg	Avg Ag	Pounds Cu	Ounces Mo	Ounces Ag
Cut-off	(1000's)	Equiv%	TCu%	Mo%	(Oz/Ton)	(1000's)	(1000's)	(1000's)
0.20	433,068	0.354	0.097	0.043	0.068	840,153	372,439	29,237
0.30	218,437	0.416	0.099	0.053	0.068	432,506	231,544	14,859
0.40	75,667	0.515	0.108	0.068	0.059	163,442	102,908	4,477
0.50	26,923	0.590	0.118	0.079	0.045	63,538	42,538	1,220

Using the mineral resource estimates contained in the preliminary feasibility as generated by RCG and KD, RCG prepared mineral reserve statements for the Mineral Park Mine.  The following tables 4 and 5 show the proven and probable mineral reserves summarized by destination for the Mineral Park Mine with the mineral reserve estimates reported in the December 2006 Report, a reconciliation to indicate reduction of ore and waste mined to January 1, 2012, and the proven and probable mineral reserve estimates as of January 1, 2012.  Changes from the proven and probable mineral reserve estimate reported in the December 2006 Report are due to the reduction of ore and waste mined the end of 2011. The mineral reserves have been prepared in accordance with NI 43-101 Standards and CIM Standard definitions.

The notes accompanying the tables are an integral part of the mineral reserves and should be read in conjunction with the mineral reserve statements.

Table 4 Mineral Park Mill Reserves from December, 2006 Report with reconciliation for mined material and as at January 1, 2012

Destination - Mill (TOTAL PROVEN AND PROBABLE RESERVES)	NI 43-101 Reserves	2007	2008	2009	2010	2011
Opening Balance of Proven and Probable Reserves	437,851,000	437,851,000	437,851,000	435,125,350	427,953,768	418,095,841
Equivalent Grade	0.37	0.37	0.37	0.37	0.37	0.38
Cu Grade %	0.14	0.14	0.14	0.14	0.14	0.14
Mo Grade %	0.039	0.039	0.039	0.039	0.040	0.040
Ag Grade oz/ton	0.080	0.080	0.080	0.080	0.080	0.080
Contained Cu lbs	1,241,831	1,241,831	1,241,831	1,227,336	1,209,389	1,167,248
Contained Mo lbs	343,109	343,109	343,109	341,364	339,722	332,124
Contained Ag oz	35,128	35,128	35,128	34,874	34,526	33,593
Less ROM Ore tons mined for entire period		0	2,725,650	7,171,582	9,857,927	12,026,438
Equivalent Grade		0.00	0.50	0.18	0.38	0.42
Cu Grade %		0.00	0.27	0.13	0.14	0.19
Mo Grade %		0.000	0.039	0.034	0.040	0.038
Ag Grade oz/ton		0.000	0.080	0.080	0.080	0.079
Contained Cu lbs		0	14,495	17,947	42,141	46,359
Contained Mo lbs		0	1,744	1,642	7,598	9,251
Contained Ag oz		0	254	348	933	950
Closing Proven and Probable Reserve balance by end of period		437,851,000	435,125,350	427,953,768	418,095,841	406,069,403
Equivalent Grade		0.37	0.37	0.37	0.38	0.37
Cu Grade %		0.14	0.14	0.14	0.14	0.14
Mo Grade %		0.039	0.039	0.040	0.040	0.040
Ag Grade oz/ton		0.080	0.080	0.080	0.080	0.080
Contained Cu lbs		1,241,831	1,227,336	1,209,389	1,167,248	1,120,889
Contained Mo lbs		343,109	341,364	339,722	332,124	322,873
Contained Ag oz		35,128	34,874	34,526	33,593	32,643

Notes:
1/Mineral reserves calculated in accordance with CIM Guidelines
2/Metal Prices used for calculation of reserves were $1.40 Cu, $7.50 Mo, and $7.50 Ag
3/ Metallurgical recoveries are 82% for supergene Cu, 80% for hypogene Cu, 75% for supergene Mo, 76% for hypogene Mo, and 70% for leach Cu
4/ Cut-off grades used were variable, but based on breakeven cut-offs of 0.283% CuEquiv for supergene & 0.237% CuEquiv for hypogene mineralization
5/  Moly Factor ("MF") = [((Mo_Price-FS&R Cost) * Mo_Rec) / ((Cu_Price-FS&R Cost) * Cu_Rec)]
6/ Copper Equivalent ("CuEquiv") = Cu% + Mo%*[MF]
7/ Some figures may not foot due to rounding
8/ Mining recovery is estimated at 100% and dilution is nil.

Table 5 Mineral Park Leach Mineral Reserves from December, 2006 Report with reconciliation for mined material and as at January 1, 2012

Destination - Leach	NI 43-101 Reserves	2007	2008	2009	2010	2011
Opening Balance – Proven Reserves	82,499,000	82,499,000	82,499,000	81,029,013	78,737,940	74,401,294
Opening Balance – Probable	0	0	0	0	0	0
Opening Balance of Proven and Reserves	82,499,000	82,499,000	82,499,000	81,029,013	78,737,940	74,401,294
Cu Grade %	0.070	0.070	0.070	0.070	0.070	0.070
Contained Cu lbs	115,499	115,499	115,499	113,441	109,775	104,276
Less Leach tons mined – Proven Reserves		0	1,469,987	2,291,073	4,336,646	4,841,246
Less Leach tons mined – Probable Reserves		0	0	0	0	0
Less Leach tons mined for entire period		0	1,469,987	2,291,073	4,336,646	4,841,246
Cu Grade %		0.00	0.07	0.08	0.10	0.12
Contained Cu lbs		0	2,058	3,666	8,831	11,520
Closing Leach Proven Reserve		82,499,000	81,029,013	78,737,940	74,401,294	69,560,047
Closing Leach Probable Reserve		0	0	0	0	0
Closing Leach Proven and Probable Reserve balance by end of period		82,499,000	81,029,013	78,737,940	74,401,294	69,560,047
Cu Grade %		0.07	0.07	0.07	0.07	0.07
Contained Cu lbs		115,499	113,441	109,775	104,276	92,756

Notes:
1/Mineral reserves calculated in accordance with CIM Guidelines
2/Metal Prices used for calculation of reserves were $1.40 Cu, $7.50 Mo, and $7.50 Ag
3/ Metallurgical recoveries are 82% for supergene Cu, 80% for hypogene Cu, 75% for supergene Mo, 76% for hypogene Mo, and 70% for leach Cu
4/ Cut-off grades used were variable, but based on breakeven cut-offs of 0.283% CuEquiv for supergene & 0.237% CuEquiv for hypogene mineralization
5/  Moly Factor ("MF") = [((Mo_Price-FS&R Cost) * Mo_Rec) / ((Cu_Price-FS&R Cost) * Cu_Rec)]
6/ Copper Equivalent ("CuEquiv") = Cu% + Mo%*[MF]
7/ Some figures may not foot due to rounding
8/ Mining recovery is estimated at 100% and dilution is nil.

Mineral reserves are adjusted annually by the amount mined. However, proven and probable mineral reserves are not usually revised in response to short-term fluctuations in the metal markets.

Reference is made to the December 2006 Report which has been filed by the Company on the SEDAR website at www.sedar.com, for a further discussion of the key assumptions, parameters and methods used to estimate the mineral reserves and the mineral resources described above, as well as the methods used to verify the data disclosed.

El Pilar

On November 9, 2011, the Company filed on SEDAR the 43-101F1 Technical Study Report, Feasibility Study, El Pilar Project Sonora, Mexico prepared by M3 Engineering & Technology Corporation ("M3") (the "El Pilar Feasibility Study").  Alberto Bennett, P.E. of M3 is the qualified person and principal author of the El Pilar Feasibility Study. The El Pilar Feasibility Study summarizes Stingray’s work at the El Pilar copper project for the construction and development of an open pit mine with a SX-EW plant to treat oxide Mineral Reserves, subject to financing.

A copper price of $2.75 per pound was used by M3 for the El Pilar Feasibility Study.

The following technical disclosure in respect of the El Pilar copper project is summarized from the El Pilar Feasibility Study.  The entire El Pilar Feasibility Study is incorporated by reference into this Annual Information Form and is available on the SEDAR website at www.sedar.com under the Company’s profile.

The El Pilar Copper Project

Acquisition Terms

On December 29, 2006, Former Stingray entered into a share purchase agreement with Xstrata plc ("Xstrata"), to acquire 100% ownership in the share capital of Noranda Exploration Mexico S.A. de C.V. ("Normex"). The acquisition was completed on April 27, 2007 for the purchase price of $20,000,000 and the issuance of common shares of Former Stingray, and resulted in Former Stingray owning a 100% interest in the share capital of Normex which owns a 100% interest in the El Pilar property and several other properties in Mexico. Following the acquisition, the name Normex was changed to Recursos Stingray de Cobre S.A. de C.V.

The share purchase agreement also provided for 9.99% of the outstanding shares of Stingray to be issued to Xstrata after the delivery of a positive feasibility study (the shares were issued in 2009), a sliding scale metal sales royalty starting at 1% to a maximum of 3% and a 50% back-in right provision for Xstrata exercisable under certain conditions. If the back-in right provision is exercised, Former Stingray would remain the operator of the joint venture.

On December 21, 2009, Mercator acquired the El Pilar property through its acquisition of Former Stingray as described above under the heading "Item 2: General Development of the Business –Three Year History".

Property Description, Location and Access

The El Pilar Property is located in north central Sonora about fifteen (15) km south of the international border with United States of America (See Figure 1).  The property is situated within lands of Ejido Miguel Hidalgo (also referred to as San Lazaro), in the Santa Cruz Municipality.  The property is situated between UTM coordinates 3,446,000N to 3,455,000N and 526,800 E to 534,700 E.

Figure 1 - El Pilar Location Map

The El Pilar property comprises 7,170 hectares in eighteen concessions located in the state of Sonora, Mexico (See Figure 2 for the Concession Map).  These concessions are wholly owned by Recursos Stingray de Cobre S.A de C.V. (formerly Normex), the wholly owned Mexican subsidiary of the Company.

The status of mining concessions as at the date of the El Pilar Feasibility Study is outlined in Section 4 of the El Pilar Feasibility Study.  A total of 1,926 hectares of surface rights have been successfully negotiated with the Ejido Miguel Hidalgo, which allows for all required land ownership rights needed for project development.

Figure 2 - Concession Map

Accessibility, Climate, Local Resources, Infrastructure & Physiography

The El Pilar deposit is located at the southwest margin of the Patagonia Mountains near the base of a mountain range.  The topography near the deposit permits sufficient surface space for a mining operation, leaching pads, waste disposal areas, and other facilities.

The property can be reached by road from Hermosillo, Sonora in Mexico and from Tucson, Arizona in the USA.  The route from Hermosillo to Miguel Hidalgo takes about 3 1/2 hours of driving time.   The route from Tucson to Miguel Hidalgo is currently a 2 hour drive.  The site is a green-field mining site with no existing infrastructure.  Experienced mining personnel and related contractors are available within driving distance.

The project area climate allows year-round mining and processing operations.  The climate is classified as semidry with a summer rainy season and limited rains the rest of the year.  The average annual temperature is 17.8°C.  The project site elevation ranges between 1,250 and 1,425 m above sea level (“masl”).  The hottest months are June to September.  Most of the rainfall occurs in the form of summer storms during the months of July, August and September.  Mean annual precipitation is 543.6 mm.

A power line is located 3 km to the south, in the village of Miguel Hidalgo (San Lazaro) where the Company has an office and warehouse facilities, but the project will require the construction of a high voltage power line from the site to connect with the high voltage power lines accessible in Nogales, which is 28 km northwest of the property.  A railroad is located three km south of the deposit. Construction of a new railway spur approximately 4 km in length is planned for the delivery of molten sulfur or sulfuric acid.

History

The history of exploration in the El Pilar area before 1992 is not well documented.  However, it is known that in the 1970’s, Cyprus Amax Minerals had claims in the area.  According to verbal communications with local people and field evidence, it is clear that a geophysical survey and a few drill holes were completed in the northern part of the El Pilar Discovery area.  Results of both the drilling and the geophysical survey are unknown.

Before Normex's direct involvement, there was no mineral resource known, only small old workings following narrow veins with erratic copper and molybdenum mineralization.  Other small workings in the area were dug by local miners (“gambusinos”), searching for azurite and turquoise.

In 1992 Normex began acquiring ground at El Pilar.  From 1992 to 1997, Normex carried out an exploration program that included regional mapping, sampling and limited geophysical surveying.  From 1998 to 1999, Freeport Copper, under an agreement with Normex, carried out an exploration program that included regional mapping, rock and vegetation sampling, and some geophysical surveys.  After the exploration agreement with Freeport ended in 2000, Normex continued with a short Controlled Source Audio-Magnetotelluric Technique survey and soil sampling exploration program.  In addition, Normex carefully assessed the data generated by Freeport, emphasizing lab checks for validating the copper assays from the gravels.  From September 2000 to March 2001, Normex completed a drill program. Following Normex’s drilling campaign, resource calculations were undertaken in 2001, and again in 2003.  An inferred mineral resource estimate was completed by Magri in 2003. In April 2007, an NI 43-101 Technical Report on the El Pilar Property was completed by Gary Woods, P. Geo.

Preliminary metallurgical test work was carried out at Falconbridge’s Lomas Bayas mine in Chile in 2003 and 2004 and by METCON in 2001 and 2005.  This preliminary work included bottle roll testing and column leach tests.   A scoping level economic evaluation was prepared by AMEC E&C Services Inc. of Phoenix, Arizona in 2005-2006 for Normex.   The study concluded that the El Pilar project demonstrated positive economics and was worthy of further assessment.  Stingray acquired the property at that juncture. The Company purchased Stingray in 2009.

In April 2009, an NI 43-101 compliant Feasibility Study was filed on behalf of Stingray by M3 Engineering.  Included within the feasibility study are mineral resource and a mineral reserve estimates done independently by Mike Hester, B.S. Mining Engineering, M.S. Mining

Engineering. FAusIMM of IMC in Tucson.  The work carried out for the 2009 Feasibility Study served as a basis for work in the 2011 report.

Geological Setting & Mineralization

The deposit is located along the southwest flank of the Patagonia Mountains.  The geology of the El Pilar property consists of Precambrian intrusive rocks overlain by Palaeozoic sedimentary rocks.  These units are overlain by Tertiary sedimentary rocks.  Intrusives of granitic to monzonitic composition with some pegmatitic and aplitic facies intrude all the older units.  Tertiary and Quaternary alluvial fan and alluvial wash sediments cover the flanks of the ranges and the intervening valleys.

The El Pilar copper deposit occurs within unconsolidated, poorly sorted, poorly bedded, proximal facies alluvial wash deposits that are overlain by dissected younger alluvial fan deposits. The copper bearing sediments at El Pilar are comprised solely of alluvial wash gravels deposited into a paleo-topographic range-front depression.  At the northern boundary of the deposit, these basin-fill sediments are juxtaposed against unmineralized Precambrian granitic rocks by an east-west to northwest-trending, south dipping zone of faulting and hydrothermal brecciation.  The faulting is of unknown displacement. The breccia zone comprises a multi-stage, highly silicified, copper mineralized hydrothermal breccia that is up to 100 m wide and 600 meters long.   The El Pilar copper deposit is interpreted to have been formed by erosion of this breccia over time into the range-front topographic depression.

Mineralization predominantly consists of the copper oxide mineral chrysocolla, which occurs as coatings on clasts of highly silicified breccia and as grains in the sedimentary gravel matrix.  The main gravel sequence that hosts copper mineralization consists of poorly consolidated angular to sub-rounded fragments of breccia, intrusive rocks and minor volcanic fragments cemented in a sandy matrix.  These productive gravels, referred to as Quaternary Alluvial Wash Deposits Upper (“Qwu”) and Quaternary Alluvial Wash Deposits Transitional (“Qwt”), range from 30 m to 180 m in thickness.  The main zone of copper mineralization occurs within a southwest/south trending channel that extends for more than 2 km.

Deposit Types

El Pilar lies within the Sonora-Arizona Porphyry Copper Province, about 45 km northwest of the Cananea copper mine owned by Grupo Mexico.  Cananea is the largest porphyry copper deposit in Mexico and one of the largest in the world.  Both El Pilar and Cananea are situated in a highly prospective belt of copper deposits that range from La Caridad in the south through to central Arizona.  The main types of copper deposits in this belt are related to porphyry copper systems and mineralization typically occurs in hydrothermal breccias pipes and as disseminations and stockworks.  The El Pilar property hosts an unusual gravel hosted or transported copper resource that is atypical for the area.  Copper at El Pilar is hosted by range front alluvial wash deposits with clasts of intrusive, porphyry and highly silicified rock derived from a proximal, exposed hydrothermal breccia zone.  The mineralization is interpreted to have been derived at least in part from that breccia and possibly also in part from a pre-existing porphyry copper deposit on the property that is yet to be identified. Reconstruction of events suggests that the breccia was mechanically weathered and eroded, transported  and  deposited  in  a  channel  and  alluvial  fan  sequence  that overlies a lower more indurated alluvial wash unit (“Qwl”).

Exploration

Normex and partners began exploration at the property in the late 1990s, conducting geophysical and geochemical exploration programs over the property.  Pre-Stingray drilling amounts to 61 holes representing 11,988 m that were drilled by Freeport and Noranda between 1998 and 2004.  In terms of meters of drilling, this represents 23% of the total drilling to date.

Drilling

The Stingray geologic and drill hole database was provided to IMC for review and included 255 holes that represented 52,810 m of drilling.

During 2007 and 2008, Stingray drilled 194 HQ core holes representing 40,822 m.  See Section 10 of the El Pilar Feasibility Study for figures and details.  This drilling represents 77% of the drill hole database in terms of meters drilled.  The purpose for the drilling was to: (1) validate the Freeport and Noranda drilling, (2) extend the resource base, and (3) collect samples to perform metallurgical testing over the entire copper deposit.

Sample Preparation, Analyses and Security

All analytical work done for Noranda was performed by the Bondar Clegg Lab in Vancouver, B.C., following sample preparation by Bondar’s affiliate in Hermosillo.  For sample security, after splitting of the core, the samples were bagged by project geologists and driven to the sample preparation laboratory in Hermosillo by Noranda personnel.   Sample preparation and shipment of the pulps to the Vancouver analytical laboratory was conducted by lab personnel.  Noranda personnel were not involved in sample preparation.

Sample  preparations  and  analysis  for  Stingray  drilling  was  performed  at  two  different laboratories.  About 60% of the drilling analyses were done by ALS Chemex laboratories and about 40%, particularly the drilling used for metallurgical testing, were done by the METCON laboratory in Tucson, Arizona.  Sample preparation for ALS Chemex was done at their Hermosillo, Mexico facility, after which the pulps were shipped to Vancouver for analysis.   As part of the QA/QC work several hundred pulps were analyzed at both laboratories. ALS Chemex laboratories are highly regarded facilities for sample preparation and analysis. Most laboratories are registered to ISO 9001:2000 standards and many are ISO 17025 accredited.

Total copper analysis was done by a four acid digestion, nitric, perchloric, hydrofluoric, and hydrochloric acid, followed by analysis with Inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES).

Data Verification

To validate the El Pilar database, IMC compared the database with assay certificates for eight pre-Stingray holes and eight Stingray holes.  This represents 6.3% of all holes and about 8% of the holes with significant mineralization (about 200 of the 255 holes). No significant discrepancies were found, so IMC concluded that the database fairly captured the correct assay data.

Stingray conducted a comprehensive program to assure the quality of its sample preparation and analysis (assaying).  Standard, blank and duplicate samples from the El Pilar exploration program were subjected to quality assurance. The standard samples were prepared at METCON using interval samples provided by Stingray. The blank sample came from a monzonite outcrop at the El Pilar and is not anomalous in copper. The standard, blank and duplicate samples were generally inserted (used) as follows:

●	Duplicate samples were inserted every ten samples.
●	Blank samples were inserted every 20 intervals.
●	Standard samples were inserted every ten interval samples.

It is the opinion of IMC that the sampling method is appropriate for the nature of mineralization at El Pilar.  The current density of drill holes is also appropriate.  There are more holes than would typically be drilled into a disseminated copper deposit at the feasibility study level, though much of the drilling was for the collection of metallurgical samples.

Mineral Processing and Metallurgical Testing

The El Pilar mine is an open pit, oxide copper mine, whereby copper is recovered from the heap leach pad via the application of sulfuric acid-bearing raffinate pumped from a raffinate pond.  The pregnant leach solution (PLS) is then collected and copper is recovered in the plant via the process of solvent extraction/electrowinning (SX-EW) in a two-stage process that first extracts and upgrades copper ions from low-grade leach solutions into a concentrated electrolyte, and then deposits pure copper onto cathodes using an electrolytic procedure.  Extensive metallurgical work has been conducted historically and more recently in 2010 and 2011 to best determine how much copper will be recovered from the ores and how much acid will be consumed by the process.

In preparation for the updated El Pilar Feasibility Study, the Company conducted a detailed review of all technical studies with particular attention to project metallurgical conclusions. An important discovery of the review and something not recognized in the 2009 study is the positive relationship between Acid Soluble Copper (“ASCu”) values and percent copper recovery in the column leach tests.

Specifically, the METCON column leach tests recovered an average of 84.3% ASCu with a small variance, but only 27.1% of Residual Copper (“ResCu” , i.e. copper that is not acid soluble) with a significant variance of 8% to 41% recovery (see Figure 13-2 of the El Pilar Feasibility Study).  The high variability in ResCu recovery appears to be unrelated to TCu grade, due to the low variability of Total Copper (“TCu”) for the yearly composites.  As a result, the high variability in ResCu recovery indicates that acid solubility must be taken into account in the evaluation of copper recovery at El Pilar.

In 2010 and 2011, the Company conducted additional metallurgical testing on mineralized material from El Pilar for the following reasons:

1.	To evaluate the metallurgical viability of using run-of-mine (ROM) leaching, as compared to the higher cost crushing program proposed by Stingray in 2009;
2.	To develop additional metallurgical copper recovery and acid consumption information from copper-bearing materials with a wide range of copper acid solubility assays;
3.	To investigate the metallurgical recovery of copper and consumption of acid from and by lower grade mineralized material near or at the lower end of Hester’s 2009 0.15% TCu copper cut-off grade; and;
4.	To assess metallurgically and economically the possibility of attaining better overall copper recoveries using a longer (than 120 day), more optimized leach period.

The primary objective of points #2 and #3 above was to attempt to develop a grade recovery relationship at El Pilar.  Such a relationship, would then allow for the development of one or more recovery algorithms, such that the recovery of copper from both variable grade and variable copper solubility materials could be predicted on a more accurate basis than was done previously.

The additional metallurgical testing performed in 2010 and 2011 was done on a 600 tonne bulk sample collected onsite and on 13 new drill core composites.  The following can be concluded from results of the locked cycle tests conducted on the bulk sample composite.

●
Run of mine particle size distribution at 80% passing 1 ¼ inches did not negatively impact copper extraction and gangue acid consumption compared to 80% passing 37.5 mm, 19 mm and irrigation flow rates of 6.1 and 7.8 lph/m2, respectively, using a sulfuric acid cured dosage of 4 kilogram per tonne of material.

●
The copper extractions on the two composites, C-01 and C-02 ranged from 67.9% to 63.7% and gangue acid consumption ranged from 5.7 to 5.0 kilogram per kilogram of copper extracted (kg/kg Cu), and 20.7 to 17.7 kilogram acid per tonne of material (kg/ tonne) after a total leach cycle of 166 days (including 7 days of cure, 150 days of leach, 7 days of wash and 2 days of drain cycles).

●	The highest copper extraction, of approximately 71% was achieved at the size distribution of minus 3/4 inches on the crib C-01.
●	The lowest copper extraction, of approximately of 43.5% was achieved at the size distribution of plus 3/4 inches on the crib C-02.
●	Percolation problems were not observed in the cribs during the leach cycle.
●	There is a good correlation between the calculated head and assay head for copper and iron.

Combined metallurgical tests from the Stingray 2009 program and from the bulk sample and additional 13 column composites tested in 2010 and 2011 resulted in the following conclusions:

1.	The El Pilar copper deposit consists of gravels that are poorly cemented and disaggregate almost completely into a “pre-crushed” size distribution on mining.
2.	As a result of the above and based on the crib results, ROM leaching should attain recoveries comparable to the column test averages.
3.	A 180 day leach cycle should be assumed initially, although real operating conditions may show that a shorter leach cycle is viable.

4.
Copper recoveries at El Pilar are at least initially a function of copper solubility, although mineralogical studies suggest that over longer periods of time a considerable amount of the residual copper may be recovered.

5.	There is a grade recovery relationship for 180 days of leaching as defined by the formula, Recovery % (of TCu) = 0.3679ln(X) + 0.8693, where X is the Ratio (%ASCu/%TCu).
6.	An initial pre-cure rate of about 10 kg per tonne acid is assumed, although additional metallurgical work is underway to further refine this estimate.
7.	While the recovery algorithm is based on 6 m test work, a 3 m lift height may be utilized initially.
8.	LOM acid consumption should average approximately 22 kg acid per tonne of ore.

Several potential project upsides are suggested by the metallurgical testing program and results.  While these potential project enhancements are not fully quantified in the El Pilar Feasibility Study they are significant and include the following:

1.
As compared to the Base Case preliminary 6 meter lift height 180 day projected copper recovery, the actual finalized 180 day column data supports a recovery algorithm that, when applied to the existing reserve, results in 901.6 million lbs of copper being recovered over the LOM, averaging 56.7% LOM copper recovery.  This equates to 19.9 M lbs more copper being produced than the Base Case.

2.
Using actual 3 meter lift height 180 day copper recovery data from metallurgical testing results in 969.7 M lbs of copper being recovered over the LOM, averaging 59.9% LOM total copper recovery.  This equates to 88.0 M lbs more copper being produced over the LOM than the Base Case.  This real project copper recovery upside potential is semi-quantified in the Economic Analysis section in this report as a Financial Copper Recovery Case, and may be fully quantified in the future as a new Base Case in an updated El Pilar Technical Report after the reserves, mine schedule and mining costs are recalculated using this significantly higher copper recovery formula.

3.
Using longer leach data from two columns and based on 360 copper recovery Metsim projections, an alternate 3 meter lift height 360 day grade/recovery algorithm results in 1,071.7 M lbs of copper being recovered over the LOM, averaging 64.9% LOM total copper recovery.  This equates to 190.1 M lbs more copper being produced over 360 days of leaching LOM than the Base Case.  This case is also semi-quantified as an alternate Financial Copper Recovery Case in the Economic Analysis section.

4.
Under managed pH conditions during real operations, as opposed to the very high acid application rates of 10 gpl free acid used for the metallurgical tests, LOM acid consumption may be lower than presently projected.

5.
Due apparently to differences in assay procedures between the METCON test results and the drill hole database, up to 3.6 percentage points more soluble copper may be present than modelled.  This could equate to as much as 45 M lbs more copper being produced over the LOM.

6.
Using a ~10 kg per tonne pre-cure, rather than the 4 kg per tonne pre-cure used in the metallurgical tests, will likely result in faster copper recovery rates that could positively impact the project economics and allow for a shortened leach cycle, as well as potentially better copper recoveries over the life of mine.  Also, the planned 3 meter lift height will result if potentially faster copper recovery, thus positively impacting copper recovery rate kinetics and project economics.

Mineral Resource Estimates

The following tables present the mineral resource for the El Pilar Project as calculated by Mike Hester, B.S. Mining Engineering, M.S. Mining Engineering. FAusIMM of IMC, the Qualified Person responsible for these calculations. They are inclusive of the mineral reserve.

Table 6: El Pilar Mineral Resource – 0.15% Copper Cut-off

Mineral Resource (Inclusive of Mineral Reserve)
Mineral Resource Class	(Ktonnes)	Tot Cu (%)	Sol Cu (%)	Copper (mlbs)
Measured Mineral Resource	128,094	0.307	0.128	867.0
Indicated Mineral Resource	231,154	0.266	0.095	1,355.5
Measured/Indicated Resource	359,248	0.281	0.107	2,222.5
Inferred Mineral Resource	67,996	0.239	0.082	358.3

Table 7: El Pilar Mineral Resources at Different Cut-off Grades

Measured and Indicated Mineral Resources @ Different Cut-off Grades
TCu Cut- off (%)	Measured Mineral Resource			Indicated Mineral Resource			Measured/Indicated Resource
	Ktonnes	Total Cu (%)	Soluble Cu (%)	Ktonnes	Total Cu (%)	Soluble Cu (%)	Ktonnes	Total Cu (%)	Soluble Cu (%)
0.30	64,377	0.385	0.193	67,814	0.366	0.172	132,191	0.375	0.182
0.25	86,144	0.357	0.168	119,222	0.326	0.132	205,366	0.339	0.151
0.20	109,304	0.329	0.145	178,495	0.292	0.113	287,799	0.306	0.125
0.15	128,094	0.307	0.128	231,154	0.266	0.095	359,248	0.281	0.107
0.10	137,301	0.295	0.121	255,218	0.253	0.087	392,519	0.268	0.099

The mineral resources are based on a three-dimensional (3D) block model developed by IMC and Mercator personnel during July and August 2011.  The mineral resource estimates are compliant with the current CIM standards and definitions specified by NI 43-101.  The resource also meets the “reasonable prospects for economic extraction” conditions of the NI 43-101 code.

IMC does not know of any environmental, permitting, legal, title, taxation, socio-economic, marketing, or political issues which would affect the mineral resource or mineral reserve estimates.  Note, however, that mineral resources that are not converted to mineral reserves do not have demonstrated economic viability.  Also, inferred mineral resources are speculative in nature and may not be converted to measured and indicated mineral resources or to mineral reserve.

Mineral Reserve Estimates

Table 8 below summarizes the El Pilar mineral reserves as calculated by Mike Hester, B.S. Mining Engineering, M.S. Mining Engineering. FAusIMM of IMC, the Qualified Person responsible for these calculations.  At a 0.15% total copper cut-off grade, the proven and probable mineral reserves are 230 Mt at 0.31% total copper for 1.59 billion pounds of contained copper.

Table 8: El Pilar Mineral Reserve

El Pilar Mineral Reserve
Reserve Class			(Ktonnes)	Tot Cu (%)	Sol Cu (%)	Copper (mlbs)
Proven Mineral Reserve			99,572	0.332	0.153	728.8
Probable Mineral Reserve			130,583	0.299	0.131	860.8
Proven/Probable Mineral Reserve			230,155	0.313	0.140	1,589.6
Total Pit Material	678,686	Ktonnes.	Waste:Ore		1.95

The mining reserve used in the El Pilar Feasibility Study was determined by Mike Hester, B.S. Mining Engineering, M.S. Mining Engineering. FAusIMM of IMC and forms the basis for the Feasibility Study.  The El Pilar mining reserve and mineral resource were determined from the drilling that extended from drill section 9300 North to drill section 7200 North at its southern limit.  The drill spacing in the northern “Starter Pit” area of the deposit, which represents the initial 3 years of operation, is approximately 70 m and throughout the entire deposit averages approximately 100 m.  Surface topography was determined via an aerial topographic survey completed by Cooper Aerial in 2007.  The copper mineralization remains open at its southern limit.  The mineral resource at El Pilar exceeds the mining reserve scheduled for mining in this Study and additional mineral resources and mining reserves may be available at El Pilar subject to appropriate programs of drilling and confirmation.

Mining Methods

Mike Hester, B.S. Mining Engineering, M.S. Mining Engineering. FAusIMM of IMC is the Qualified Person responsible for the preparation of the mine plan, the open pit design and the mining schedule used in the El Pilar Feasibility Study.  IMC incorporated the results of the Mines Group geotechnical report “El Pilar Pit Slope Design” into the open pit design criteria.

The mining reserve of 230.1 Mt is scheduled for an annual forecast of projected ore tonnes and copper grade available in each year.  The mining objective is based on moving approximately 34,250 ore tpd during the first full year of operation, gradually increasing to a maximum of 60,270 ore tpd in year 3 and thereafter, over a planned period of 365 operating days per year.  This equates to a maximum target of approximately 22 Mt/y of ore being mined.

The basis mine production schedule developed by IMC is shown in Table 9 below.

Table 9: Mine Production Schedule

Mine Production Schedule
Mining Period	Ore Ktonnes	Copper Grades					Waste ktonnes	Total ktonnes	Waste: Ore Ratio	Acid Cons. (kg/t)	Copper Recovery (%)	Contained Cu (mlbs)	Recovered Cu (klbs)
		Total Copper (%)	Soluble Copper (%)	Recov. Copper (%)	Residual Copper (%)	Ratio (%)
PP	2,300	0.331	0.206	0.226	0.125	0.622	11,700	14,000	5.09	16.51	68.28%	16.8	11,460

Year 1	12,700	0.429	0.262	0.293	0.167	0.611	12,300	25,000	0.97	17.08	68.30%	120.1	82,037

Year 2	15,400	0.378	0.205	0.241	0.173	0.542	41,100	56,500	2.67	17.73	63.76%	128.3	81,823

Year 3	19,300	0.315	0.155	0.187	0.16	0.492	45,700	65,000	2.37	18.15	59.37%	134	79,568

Year 4	22,000	0.285	0.129	0.161	0.156	0.453	43,000	65,000	1.95	18.87	56.49%	138.2	78,088

Year 5	20,000	0.304	0.143	0.174	0.161	0.47	45,001	65,001	2.25	18.81	57.24%	134	76,721

Year 6	21,000	0.318	0.13	0.166	0.188	0.409	55,250	76,250	2.63	19.77	52.20%	147.2	76,854

Year 7	18,319	0.288	0.126	0.16	0.162	0.438	60,181	78,500	3.29	19.38	55.56%	116.3	64,619

Year 8	18,000	0.31	0.144	0.176	0.166	0.465	59,000	77,000	3.28	19.78	56.77%	123	69,843

Year 9	19,681	0.268	0.118	0.148	0.15	0.44	57,959	77,640	2.94	19.9	55.22%	116.3	64,216

Year 10	20,000	0.316	0.125	0.162	0.191	0.396	5,640	25,640	0.28	20.6	51.27%	139.3	71,430

Year 11	21,000	0.293	0.105	0.14	0.188	0.358	8,781	29,781	0.42	20.98	47.78%	135.7	64,816

Year 12	20,455	0.31	0.098	0.134	0.212	0.316	2,919	23,374	0.14	21.88	43.23%	139.8	60,429

Total/Avg.	230,155	0.313	0.14	0.174	0.173	0.443	448,531	678,686	1.95	19.5	55.49%	1,589	881,904

Recovery Methods

The ROM ore from the open pit will be transported to the leach pad facility using contract or owner mine haul trucks. The ROM ore will be end dumped on the Heap Leach Pad (“HLP”) and spread to nominal 3 meter thick lifts initially, although thicker lifts may be used in the future as real operating conditions become better known.

Leaching will consist of the application of acidic solution to the heaped ore on the lined pad utilizing a distribution network of piping, drip emitters and/or sprinklers. A perforated pipe network embedded in the liner cover fill material will collect the pregnant leachate solution at the base of the heap, above the HLP primary geo-membrane liner. The solution collection pipes will transport the solution flows to the PLS pond. From the PLS pond, the pregnant solution will flow to the SX facility via a HDPE pipe.

The PLS coming from the leaching area will be processed to recover copper using conventional solvent extraction, electro-winning (SX-EW) technology.  The SX-EW plant is designed to process a maximum of 3,700 m3/h of PLS and produce an average of 73.1 million pounds of cathode copper per year (33,147 tonnes per year) over the LOM.

The copper will be recovered from the PLS in a SX facility consisting of two parallel extraction stages and one stripping stage as shown in Solvent Extraction Diagram 400-FS-001, below.  In the extraction stages the PLS loaded with copper (or aqueous solution) is contacted with a reagent diluted in a solvent, together called the “organic solution”, and then the solutions are left to separate by density difference in the settlers.  The reagent extracts the copper from the PLS, the solution depleted of copper, or raffinate, is pumped back to the leach pad to again recover copper.  The organic solution carries the copper to the stripping stage, where the organic solution is contacted with a highly acidic solution, called Lean Electrolyte returning from the electro-winning (“EW”) tankhouse.  The high acid concentration in the Lean Electrolyte causes the reagent to release the copper, increasing the copper concentration to produce a Rich Electrolyte, which is pumped to the electro-winning tankhouse.

The Rich Electrolyte pumped from the SX plant to the EW tankhouse will be distributed to 92 electrowinning cells each of which contains 67 lead anodes paired with 66 stainless steel cathodes.  A direct electrical current will be applied to the cells to plate the copper on the stainless steel blanks.  The copper plates will be removed in a 7 day cycle.  Copper cathodes will be the final product of the EW circuit.  At the planned throughput rate, the plant will produce 33,147 t/y of copper cathode or approximately 90 t of copper cathode per operating day.

Copper cathode sheets will be weighed, sampled and assayed, and securely stored on site pending delivery to market.  The El Pilar copper cathode product should meet ASTM B115, latest revision, Grade 1 specifications.

Project Infrastructure

Project infrastructure beyond the processing plant includes the following:

●	Acid Plant and Power Plant
●	Site Access Roads
●	Water
●	Power Lines
●	A new railroad spur

The copper production process will require 600 to 1,300 metric tpd of sulfuric acid to support the leaching of copper from the ore.  In order to provide these acid requirements at the lowest cost possible, the project includes a sulfur-burning acid plant to provide both acid and power.

The El Pilar property can be reached by road from Hermosillo, Sonora in Mexico and from Tucson, Arizona in the USA.  The route from Hermosillo to Miguel Hidalgo takes about 3 1/2 hours of driving time.  The route from Tucson to Miguel Hidalgo is currently a two hour drive and utilizes a paved road from Nogales, Sonora to Miguel Hidalgo (30 km).

A main access road to the plant site from the main Nogales access road on west side of the project will be by way of a 6.5 km long gravel road that will be constructed early in the project development schedule.  The project access road includes a crossing over the Santa Cruz River bed by way of a concrete dip, with hydraulic/drainage structures as required.

Based on the hydrological study conducted by IDEAS and the process water balance, the project includes three water wells to supply the necessary water volume for processing and services.  Two of the three wells have been drilled, cased and tested, with yields of 30 litres per second (“lps”) and 40 lps, respectively.  These yield a total of 2.3 Mm3/yr of the 3.5Mm3/yr required.  A third and possibly a fourth well will be drilled to fulfil maximum projected water requirements. All wells are located within the property and are located a relatively short distance from the facilities (about 2.5 km).

Power will be supplied to the project area via a 115 KV transmission line from a substation located 21 km south of Nogales, Mexico.  The substation is 30 km west of the project area. The substation is owned and operated by Comisión Federal de Electricidad (“CFE”), which has confirmed power availability and provided an area next to the substation for the installation of switchgear and instrumentation. The line will have capacity to supply all of the power requirements of the project estimated at a maximum of ~20 MW as backup, although most of the project power will be generated onsite by the sulfur burning acid plant.

As part of the infrastructure of the acid plant a railroad spur line will be constructed to the plant site.  The purpose of the spur line is to provide a safe, economic and efficient access to sulfur deliveries by rail.  The rail spur line will access the property from the Ferromex rail system located on west side of the property, about 3.8km distance from the sulfur unloading station. Rail facilities will allow for unloading and parking at least 18 railcars, with deliveries expected on a weekly basis.

Market Studies and Contracts

The projected production volume is too small to justify a direct marketing effort, and it is recommended that full production tendered to a selected group of major merchants.  This strategy will ensure immediate market entry and expedited payment with little or no credit risk in an increasingly competitive regional market.

Environmental Studies, Permitting and Social or Community Impact

The area encompasses modest hilly topography formed by erosion and weathering primarily of unconsolidated range-front sediments. The area is bounded to the west and south by the Santa Cruz River.

Landscape will be affected at first by clearing and grubbing, road construction and construction of mining facilities.  Ultimately, impacts will be from the mine pit, waste dumps, and placement of ore on the heap leach pad.  The effects of mining are irreversible, although some landscape effects are partially reversible in the long run through planned restoration and reforestation methods.

Surface preservation and mitigation measures planned are: impermeable retention areas where chemical substances or process solutions are handled, implementation of a hazardous and non-hazardous waste handling program, monitoring of surface water and creek sedimentation and water quality, and storm water diversion around disturbed areas where required.

Prevention and mitigation measures contemplated to protect groundwater quality include a impermeable layer in the leach pad, sumps and process areas, as well as installation of water monitoring wells below mining facilities with regular water quality monitoring.

Actions that are planned to mitigate vegetation impacts include compensation payments to the forest fund for land use rights, organic topsoil recovery during clearing and reuse of this material in the closure phase, and implementation of a flora and fauna species protection program during all stages of the project, including soil scarification and planting native species to restore the affected areas.

Waste generated during development and mining operations will be handled according to the provisions of the General Law for Prevention and Integrated Waste Management.  A landfill will be built in the western part of the site to manage non-hazardous solid waste that cannot be recycled or reused, in compliance with NOM-083-SEMARNAT-2003.

There are three SEMARNAT permits required prior to construction; Environmental Impact Assessment (MIA), Change of Land Use (CUS) and Risk Analysis (AR). A construction permit is required from the local municipality and an archaeological release letter from the National Institute of Anthropology and History (INAH). An explosives permit is required from the Ministry of Defense, SEDENA, before construction as well. The key permits and the stages at which they are required are summarized below in Table 10.

Table 10: Permitting Requirements

Key Environmental Permits
Permit	Mining Stage	Agency
Environmental Impact Manifest - MIA	Construction/Operation/Abandonment	SEMARNAT
Land Use Change -CUS	Construction/Operation	SEMARNAT
Risk Analysis - AR	Construction/Operation	SEMARNAT
Construction Permit	Construction	Santa Cruz Municipality
Explosive & Storage Permits	Construction/Operation	SEDENA
Archaeological Release	Construction	INAH
Water Use Concession	Construction/Operation	CNA
Water Discharge Permit	Operation	CAN
Unique License	Operation	SEMARNAT
Accident Prevention Plan	Operation	SEMARNAT

In accordance with the general work schedule of the El Pilar Project, the abandonment phase will commence after year 12.  As part of the permitting requirements, the Company will prepare a detailed Closure and Reclamation Plan at that time, which will be concurrently executed from the operation phase of the project and completed in the abandonment phase.

In order to mitigate and minimize the potential impacts to the environment, the Company will use the best available technology and will comply with all environmental norms and good practices applicable to the different development phases of the El Pilar project.

Environmental impacts resulting from the development of the mine are generally positive with minor negative impacts outweighed by the overall social and economic benefits.

Capital and Operating Costs

Operating Costs

The El Pilar Project Base Case operating and maintenance costs are shown in Table 11.  These costs include the use of a mining contractor and all other cost areas that include mine department, heap leach and the SX-EW Plant.

Table 11: Operating Cash Cost – Contract Mine Site Cost Summary

Operating Cost Component LOM	$/Cu lb.
Mining Operations	$0.83
Processing	$0.39
General and Administration	$0.09
Transportation	$0.03
Royalty	$0.03
Total Operating Cost	$1.37

Capital Cost Estimate

Total initial facilities capital cost total $244.5 million.  See Table 12 for a summary of capital costs.  The detailed capital cost estimate is found in Section 21 of the El Pilar Feasibility Study.

Table 12: Overall Capital Cost Estimate

Initial Capital Cost Estimate
DIRECT FIELD COST
General Site Plan	$6,697,924
Mine Truck Shop, Fuel, Lube, Truck Wash, etc.	$994,211
Water System	$3,136,426
Heap Leach	$30,621,533
Process Maintenance Shop	$200,534
Solvent Extraction	$10,663,438
Tank Farm	$8,093,024
Electrowinning	$29,387,857
Power Plant	$9,548,486
Main Substation	$2,851,814
CFE Substation and 115 kV Power Line	$7,104,716
Water Treatment	$1,352,053
Acid Plant	$39,229,766
Sulfur Unloading and Handling	$8,767,569
Cooling Towers	$1,332,652
Acid Storage	$4,608,170
Ancillary Buildings	$673,757
Laboratory	$1,040,964
Offices	$450,448
Security and First Aid	$210,561
Explosives Storage, etc.	$201,185
Warehouse	$0
Freight	$7,893,551
Duties	$3,413,426
TOTAL DIRECT FIELD COST	$178,474,100
INDIRECT FIELD COSTS & OTHER CONSTRUCTED COSTS
Mobilization at 0.5% of Direct Cost	$892,371
Construction Power, Construction & Utilities	$250,000
TOTAL CONSTRUCTED COST	$179,616,471
EPCM Cost
EPCM & QC	$18,816,000
Site CM Facilities	$268,126
Vendors Commissioning	$144,000
Commissioning & Capital Spare Parts	$777,972
EPCM SUBTOTAL	$20,006,098

TOTAL DIRECT FIELD + EPCM COST	$199,622,569

Owner’s Cost	$5,370,000
Mine (including Capitalized Prestripping)	$9,613,697
Contingency (15%)	$29,943,385

GRAND TOTAL INITIAL CAPITAL COST ESTIMATE	$244,549,650

Economic Analysis

The capital and operating cost estimates for the El Pilar project case have been completed along with mine scheduling. There are no known or anticipated environmental or permitting issues that would ultimately affect Mercator’s ability to construct and operate the project under the assumptions detailed in the El Pilar Feasibility Study..

The work completed in the El Pilar Feasibility Study indicates that the El Pilar project is economically viable for the production of copper from heap leaching. The reserves are sufficient for 12 years of production at an average leaching rate of 49,000 tpd.  The project is projected to average 73 M lbs of copper production per year and to produce 882 million lbs of copper cathode over the LOM.

The Base Case financial model, which incorporates capital and operating estimates along with copper price assumptions, demonstrates that the project is economic with an after-tax net present value of $335.3 million at a discount rate of 8%.   Capital pay-back of initial facilities capital is estimated in 1.7 years and the IRR of the project is 35.7%.  Two other semi-quantified copper recovery financial cases, based on lower lift height with 180 or 360 day leach cycles, show significantly more copper pounds and thus a better potential project economic outcome than does the Base Case.

Based on the financial analysis, it can be concluded that El Pilar is a robust project economically and that further development of the project is warranted.

Adjacent Properties

El  Pilar  is  an  extensive  property  (7,170  hectares)  consisting  of  eighteen (18)  mining concessions as described in Section 4 of the El Pilar Feasibility Study.  The property extends approximately 8 km east-west and approximately 9 km north-south.  The El Pilar mineral reserve is centrally located on Mercator’s concessions. Other property owners have concessions surrounding the El Pilar property on the north, west and eastern sides.

There are no known mineral deposits on the concessions immediately adjacent to the El Pilar property.

Proposed Work Program

The following is a synopsis of the work the Company intends to conduct in connection with the El Pilar property in 2012.

Surface Rights – In 2011 the Company purchased from the Ejido Miguel Hidalgo the land title and surface rights to 1,632 hectares necessary for the development of the El Pilar project.  In addition to the 1,632 hectares, the Company identified another 294 hectares required to construct the leach pad facility located adjacent and directly to the north of the area.. An agreement to purchase this land has been reached with the Ejido Miguel Hidalgo under the same terms as the first agreement. The process to obtain clear title to the land is underway with the agrarian authorities (“RAN”) and the purchase expected to be completed in 2012.

Environmental Impact Manifest - MIA - In June 2011 the Company submitted an environmental impact manifest (“MIA”) to the Ministry of Environment and Natural Resources (“SEMARNAT”). The El Pilar Feasibility Study updated the previous environmental baseline and socioeconomic study performed in 2009 and included the operating changes of the El Pilar Feasibility Study. The environmental plan was approved in September, 2011.

Once right-of-way agreements are completed for the power transmission line, access road and railroad spur line, a MIA must be submitted for those areas affected. The preparation of the MIA for these will be completed in 2012 once the right-of-way agreements are finalized.

Risk Analysis - AR - Risk analyses is included as part of the MIA plan submitted to SEMARNAT and will be part of the MIAs submitted for access road, railroad spur line and transmission line.

Land Use Change – CUS - All land in Mexico has a designated use and prior to construction the project site must be designated for mining use.  The application for change of land use for the project area was approved by SEMARNAT in November, 2011 and payment made in January 2012.  Land use change for the area affected by the access road, railroad spur line and transmission line will be made once the right-of-way agreements and respective MIAs are completed.

Water Rights - A hydrological study completed by the Company identified available water in the Santa Cruz aquifer and the Company applied to the water commission, CONAGUA, for 3.5 million cubic meters per year of water through three wells. All three water wells are located on property owned by the Company.  In July, 2011 a water license for 2.3 million cubic meters was granted and a second license for 1.2 million cubic meters granted in December, 2011 for a total of 3.5 million cubic meters per year.

Project Infrastructure - Access to the El Pilar property will be by the main Nogales to Santa Barbara highway, 28 kilometers southeast of Nogales.  A gravel access road, approximately 6 kilometers in length, will be constructed from the highway to the mine site.  The road will cross the southern border of a private landowner with whom terms for a right-of-way have been agreed to.  A formal agreement will be finalized in 2012 and the road installed.

The same landowner of the access road route has also agreed to a railroad spur line and power transmission line through his property.

The planned power transmission line from the Nogales substation to site will cross through the property of private landowners and three ejidos. The right- of- way agreements with all of these have been negotiated and the formal agreements will be finalized. These agreements include the approval of the Comision Federal de Electricidad, (“CFE”) as they will be the power line operators once the line is built.

Project Engineering - Detailed design work and engineering for the leach heap,  SX Plant, EW Tankhouse, acid plant and associated power plant and transmission line is underway and will be completed together with construction bid packages in 2012.

Bulk Heap Testing/Metallurgy - Column test work commenced in 2011 will continue in 2012. The objective of the test work will be to evaluate optimum leaching strategies for acid addition including acid curing and application rates resulting in the most efficient leach cycle.

Condemnation Drilling -Condemnation drilling will be conducted to test the proposed infrastructure sites including the leach pad area.  Additional mapping and sampling of the El Pilar property will be to provide better geological control and determine whether additional zones of interest occur on the property.

El Creston

On December 16, 2010, Former Creston filed on SEDAR the PEA Report concerning the El Creston Property, prepared by Michael Makarenko, P.Eng., Ali Sheykholeslami, P.Eng., Kenneth Meikle, P.Eng. and Allan Reeves, P. Geo., all of JDS Energy & Mining Inc. (“JDS”), Gilles Arseneau, P. Geo. of SRK, David Kidd, P.E. of Golder Associates Inc., Hoe Teh. P. Eng. of Hoe Teh Consulting Inc. and Dave Visagie, P.Geo. of Creston, entitled "Preliminary Economic Assessment El Creston Project Opodepe, Sonora, Mexico" (the "PEA Report").  The PEA Report summarizes Former Creston’s work at the El Creston Project and the resultant changes to the project design and economic value. It also highlights the recommended work required to continue the project to a Feasibility Study.

Acquisition Terms

On April 20, 2007, Former Creston, entered into an acquisition agreement (the “Creston Acquisition Agreement”) with the shareholders (the “Creston Vendors”) of Creston Mining Corporation (“Creston Ontario”) whereby Creston acquired 100% of the shares of Creston Ontario from the Creston Vendors. Under the terms of the Creston Acquisition Agreement, Creston acquired a 100% interest in the El Creston Property, subject to a 3% net profits interest retained by the Creston Vendors, in consideration for payment of the sum of $20,150,000 and by issuing an aggregate of 15,864,286 common shares of Creston, 7,932,143 warrants of Creston, such warrants being exercisable at CDN$0.90 until May 15, 2012 and 300,000 options of Creston, such options being exercisable at CDN$0.40 until March 12, 2012 and CDN$1.05 until May 15, 2012.

In connection with the acquisition of Creston Ontario, Creston agreed to pay a finders’ fee (the “Fee”) to an arm’s length third party (the “Finder”). The TSX Venture Exchange (the “TSX-V”) approved the payment of $1,500,000 as the Fee, which, at the option of the Finder, could be paid in any combination of cash or shares. The TSX-V determined that a price of CDN$0.70 per share was to be used in determining the number of shares to be issued as payment of the Fee or a portion of the Fee. The Finder claimed that CDN$0.15 per share should have been used as the basis for determining the fee. The Finder entered into arbitration proceedings seeking payment of the Fee in cash at an equivalent price of CDN$0.15 per share. The arbitrator found in favour of the Finder, awarded the Finder CDN$4,140,000 and costs. Former Creston believed the award to be in error, and appealed the award and initiated legal proceedings. In conjunction with seeking an appeal of the arbitrator’s award Creston has registered a General Security Agreement over the assets of Former Creston in favour of the Finder. In addition, Former Creston entered into an Escrow Agreement which provided that an escrow agent shall hold $1,500,000 on deposit and the shares of the Ontario and Mexican subsidiaries, as additional security related to the Former Creston’s proceeding in seeking an appeal of the arbitration award.  On August 7, 2009 the Supreme Court of British Columbia denied Creston’s leave to appeal the arbitration award.  Creston, subsequently paid the undisputed $1,500,000 portion of the award to the Finder, placed the balance of the CDN$4,140,000 plus interest in trust and initiated proceedings to appeal the decision of the Supreme Court of British Columbia to the Court of Appeal of British Columbia.  In conjunction with placing the funds in trust, the escrow agreement and the general security agreements were terminated and the shares of Former Creston’s subsidiaries were returned from escrow.  Former Creston initiated appeal proceedings of the Supreme Court decision.  A decision is pending.

On June 22, 2011, Mercator acquired the El Creston property through its acquisition of Former Creston as described above under the heading "Item 2: General Development of the Business –Three Year History".

The following technical disclosure in respect of the El Creston project is summarized from the PEA Report and has been updated and conformed to be consistent with other disclosure within this Annual Information Form.  The entire PEA Report is incorporated by reference into this Annual Information Form and is available on the SEDAR website at www.sedar.com under the Former Creston profile.

Property Description, Location and Access

The El Creston property is comprised of nine concessions covering approximately 18,380 hectares which are owned by Creston Mexico and which are summarized in the table below. The concessions which comprise the El Creston Property are subject to a 3% net profit interest in favour of the Creston Vendors described above.

The El Creston Project is located in the north-central part of the state of Sonora, in northwestern Mexico (Figure 3).  The property is about 145 km by road north-northeast of Hermosillo, the capital of Sonora, and 5 km southwest of the village of Opodepe.  The approximate centre of the Mineral Resources described in Section 17.0 is 29°53’N latitude and 110°39’W longitude.

Figure 3 Location Map for the El Creston Property

ARIZONA
TUCSON
Nogales
Douglas
CANANEA
OPODEPE & EL CRESTON
Querobabi
CARBO
HERMOSILLO
GOLFO DE CALIFORNIA
CHIHUAHUA
SINALOA
NORTE
0
50
100
150
200
KILOMETERS
ESCALA GRAFICA:
as shown

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The El Creston Project lies in the Sonoran Desert within the Río San Miguel river valley in an area ranging from two to six kilometers from the river. Near the project site the river elevation is approximately 650 m above mean sea level. The mineralized ore zone lies under El Creston peak, which is at an elevation of approximately 1,100 m. The vegetation at the project site is typical Sonoran Desert scrubland giving way to scattered woodland at higher elevations.

The Creston property lies east of Highway 15, a 4-lane highway that links Hermosillo, Sonora, with Nogales, Arizona.  Access to the property from Hermosillo is via Highway 15 north from Hermosillo 70 km to Carbo junction.  From the junction, a paved road is taken east 52 km to Rayon, then north along a well maintained gravel road for 21 km to the junction with a secondary unpaved road crossing the San Miguel River 5 km south of Opodepe that leads to the Creston project.  Opodepe is also connected with Ures to the south by a gravel road, providing an alternate route to Hermosillo.

Rainfall in the area is higher than is typical for the Sonoran Desert with an annual rainfall average of 531 mm, of which almost half of that total being received in July and August. Average precipitation during these two months is 236 mm.

Temperatures range from approximately 0°C in the winter to 45°C in the summer. The mean average annual temperature is 20.2°C.  Exploration and mining activity can proceed year round on the Creston project.

Electric power and water are available at Opodepe, but a 40 km-long power line will likely be required to provide power to the project. Creston Moly Corp. has held discussions with the owners of water rights in the vicinity of the project.

Geology and Mineralization

The El Creston property lies within the Basin and Range Province, an extensional terrain of fault-bounded ranges and intervening valleys that extends into northern Mexico from the southwestern United States.  The province is bifurcated by the Sierra Madre Occidental mountain range; Creston lies close to the Sierra’s western flank.  In addition to northwest trending, high-angle normal faults that bound the ranges, there are numerous low-angle thrust and detachment faults throughout the region.

The weakly foliated Creston granite is the principal host of molybdenum and copper mineralization within the Main deposit at El Creston, which has been classified as a porphyry molybdenum, low-fluorine type of deposit.  The Creston granite and molybdenum mineralization in the Main deposit area are floored by the Creston and Ordoñez faults, the two most important of a series of low-angle normal faults at El Creston, although some mineralization has been intersected in drill holes below these faults in unfoliated felsic porphyritic intrusions and magmatic-hydrothermal breccias.  The low-angle fault system appears to have transported the Main deposit mineralization to the northeast, leaving the possible roots of the system in the general area of Red Hill.

There are two principal styles of mineralization at the Main deposit: predominantly sub-vertical quartz-molybdenite-pyrite veinlets hosted by the Creston granite and molybdenite-pyrite within the quartz matrix of magmatic-hydrothermal breccia of the East Breccia body, which cuts the Creston granite.  While minor amounts of chalcopyrite accompany the molybdenite mineralization, more significant quantities of copper occur as chalcocite replacements of pyrite within secondary enrichment blankets that parallel present-day topography.  Some chalcocite also occurs below the enrichment blankets, primarily along permeable structural zones such as the Ordoñez fault zone.  The Main deposit occurs over an area of about 1,150 m in an east-west direction, a maximum of 875 m in a north-south direction, and 550 m vertically.  Higher-grade molybdenum mineralization tends to be concentrated in a west-northwest-trending zone that forms the core of the Main deposit.  This high-grade core is centered on the East Breccia in the eastern portion of the deposit, and it continues into the Creston granite to the west.

The Creston granite is extensively altered to potassic, phyllic, argillic, and propylitic alteration assemblages, along with locally strong silicification, over an area measuring approximately 2.5 by 6 km.  Most of the molybdenum mineralization is associated with potassic and phyllic (quartz-sericite) alteration, often accompanied by various degrees of silicification.

History

Exploration on the Creston property commenced in approximately 1936 after its molybdenum potential was identified in the early 1900s.  Superficial sampling, drilling, core sampling and mapping were completed by a variety of companies since this time.  Creston began work on the property in September 2007.

The El Creston Property was identified as having molybdenum potential in the early 1900's. In the 1930's, H.C. Dudley completed several drill holes in the El Creston area. This work was followed up with work from AMAX Inc. ("AMAX"), Guggenheim Exploration, New Jersey Zinc, Companía Fresnillo, and Orcana Resources.  AMAX completed the most amount of exploration work, during two separate periods of operation on the property.

Table 13 briefly summarizes the historic work completed by various companies prior to Creston Moly Corporation’s work.

Table 13 Summary of Historic Exploration Work

Work Period	Company	General Work Description
1900 to 1935	unknown	An open cut into the main deposit, surficial sampling
1936 to 1938	H.C. Dudley	Diamond drilling, underground adit, mapping, chip samples, geochemical analysis, geophysics
1960 to 1972	AMAX, Guggenheim Exploration & New Jersey Zinc	Diamond drilling, core sampling (assays), mapping, geophysics,
1973 to 1993	Penoles, AMAX, Climax & Fresnillo	Geological mapping, geophysics, diamond drilling, core sampling, surficial sampling, geochemical analysis, RC drilling, underground adits
1994 to 1995	Orcana Resources	Geophysics, RC drilling

Drilling

Exploration work from each of the companies typically included surficial sampling, mapping, geophysics, diamond and reverse circulation ("RC") drilling and at times underground channel sampling. AMAX completed the most comprehensive campaigns and is largely responsible for outlining the Main zone of the deposit and defining other target areas. AMAX also conducted underground bulk sample and metallurgical testing through their 1980 development under

Fresnillo.  Orcana Resources completed 12 RC drill holes on the property in 1996. In total, more than 68 drill holes (core, RC and adits) totaling more than 18,000 m were completed before the Company took over in 2007.

The Company obtained the property in 2007 and completed two drilling campaigns; one starting in late 2007, finishing in mid 2008, and another started in early 2010 and concluding in fall 2010.  During the 2007-8 program, 83 drill holes were completed, 18 of which were condemnation holes around potential development infrastructure sites. Most of the drilling was completed on the Main zone (54 holes), while another 11 were completed in the Red Hill area.

Drilling in the property was completed using both diamond core and RC methods, although by number of holes and meters, diamond drilling dominates.  Underground adits were completed as well, first in the 1930’s and then again in 1982.

Sampling and Analysis

Samples were generally collected from drill core in approximately 3m intervals, unless a distinct geological change was noted or an un-representative mineralization intercept was noted, such as a small interval of extremely high grade molybdenum.  In these instances, the samples would be broken into several shorter samples, with the 3 m samples resuming in regular intervals below the interruption.

Drill core is placed in locked storage boxes at the drill site until they are picked up by Creston staff.  The boxes are driven from the site to the logging facility in Opodepe.  The core is held in a secure manner until it is processed for logging and sampling.

Creston has developed drilling and sampling protocols designed to minimize loss of loosely bound molybdenite and to maximize sample recovery.  In the historic sampling, a correlation between lower grades and lower recoveries was noted, so sample preparation and collection procedures were customized to account for this.  This includes the use of core drilling over RC methods, completion of HQ core unless reduction to NQ was necessary, utilizing minimal drill fluids, careful core handling procedures and full 3 m sampling.  During the 2007 and 2008 drill campaigns, core was only split in half when necessary to complete field duplicates or in rare cases (5 holes, MDA 2008) where it was necessary to preserve representative core.  During the 2010 program, all drill core was sawn in half in order to preserve representative core and potentially for other testing.

The sampling is completed on the core after all geological and geotechnical logging has been completed and the core boxes have been accurately photographed and catalogued.  The site geologists selected sample intervals of generally 3.05 m or less, with minimum sample lengths of 0.3 m.  The beginning of each sample is marked in the core box.

Samplers filled plastic samples bags with either 100% or 50% of the sample interval’s core, depending on whether the samples were whole core (2007-8) or half core (2010).  Samplers were careful to insure that the entire sample was collected.  Sample bags were secured with zip-ties and placed into another larger and labelled bag with the sample tag attached to it, and then also secured with a zip-tie.

All assays commissioned by the Company have been completed by ALS Chemex, with duplicate and oxide analysis completed by Skyline laboratories.

The bagged samples are picked up at the Company’s logging facility in Opodepe by ALS Chemex staff.  Samples are transported to ALS Chemex’s preparation facility in Hermosillo.  In Hermosillo, the samples are dried in stainless steel pans at a temperature not exceeding 95°C.  All material from the sample bag was carefully placed in the drying pans in order to assure proper drying.  After drying, the sample is placed back in the original sample bag and re-sealed.

Samples are then crushed until 70% of the sample passes 2 mm (Tyler 10 mesh) screening.  A 1kg sub-sample is then split off, using a riffle splitter.  The 1kg sub-sample is then pulverized to 85% passing Tyler 200 mesh with ring and puck equipment.  A 30g sub-sample of the pulverized material is then sent to ALS Chemex Vancouver facility for further processing, while the remaining material was returned to the Company for storage at their office in Hermosillo.  This preparation process is ALS procedure PREP-31b and pulverizing code PUL-32.  Throughout this process, internal QC test are completed by ALS Chemex, to insure that proper sample handling is completed.

The analysis of the 30g sub-sample is completed at ALS Chemex Vancouver location.  The ALS process code for the work in 2007/08 was OG62 while for the 2010 core it was ME-ICP61.  These processes use four acid “near-total” digestion and are able to dissolve most minerals.  The methods use both ICP-MS and ICP-AES techniques in order to maximize resolution, accuracy and detection limit.

ALS pulps and rejects are returned to the Company and those samples which have been designated as having OxMo potential are then sent on the Skyline laboratories.  For most samples, Skyline assays the pulp for Total molybdenum and OxMo.  The Total molybdenum analyses are completed using hydrochloric, nitric and perchloric acid digestion with ICP analysis.  The OxMo assays are completed using hydrochloric acid digestion and read using ICP methods.

Mineral Processing and Metallurgy

Metallurgical testing

The El Creston project has been the subject of metallurgical testing by both American Metal Company and Compania Fresnillo S.A. de C.V. during the late 1970’s and early 1980’s. In 2005, P&E Mining Consultants Inc., Brampton, Ontario, Canada, summarized the results of this early test work in the NI 43-101 compliant technical report “Evaluation Report on the Creston Molybdenum Deposit, Sonora State, Mexico”. In 2008, M3 assisted Creston in developing the metallurgical test protocol and subcontracted the test work to METCON Research, Inc.

In 2010 a comprehensive metallurgical test program on the El Creston project Cu-Mo ore types and to develop the appropriate process flow sheet and design criteria was contracted to G&T Metallurgical Services Ltd. of Kamloops, B.C. The test program was aimed at developing a conventional Cu-Mo flow sheet comprising comminution and bulk flotation followed by Cu-Mo separation. This test work is presently in progress at the date of the PEA Report.

Flotation feed will consist of a primary grind size of 80% passing 300 microns and regrind steps of 80% passing 40 microns. Molybdenum will be recovered in a molybdenum concentrate in a separate flotation circuit.

Process flow sheet

Ore will be transported from the mine to the concentrator by off-highway haulage trucks. Mineral concentrates of copper and molybdenum will be produced by mineral flotation technology. The sulfide concentrator will consist of one SAG mill in line with two ball mills and a conventional flotation circuit consisting of tank and column cells and separate circuits being employed for molybdenum and copper following the initial bulk moly/copper rougher flotation circuit.  Molybdenum concentrate will be transported to a roasting facility.

The El Creston project design is to process 50,000 dry tonnes per day or 18,250,000 dry tonnes per year over a period of approximately 13 years. The flotation plant will also produce a copper concentrate which will be trucked offsite for sale or further processing.

Metal Recoveries

As current metallurgical testing has not been completed, the following data is taken from the M3 Pre-Feasibility Study (“PFS”) prepared for the Company in 2009. JDS and their sub-consultant have reviewed the values and have adopted them for the completion of the PEA Report:

Copper recovery to copper concentrate, percent	84.0
Copper concentrate grade, percent copper	28.0
Molybdenum recovery to molybdenum concentrate, percent	88.4
Molybdenum concentrate grade, percent molybdenum	55.0

Mineral Resource Estimate

The updated resource estimate was completed by Dr. Gilles Arseneau, P.Geo., and Mike Johnson, P.Geo., SRK Consulting (Canada) Inc. ("SRK"), using industry standard methods that conform to National Instrument 43-101 and utilizing GEMSTM Software.

The molybdenum and copper mineralization were modeled and estimated using drill hole data, geological and structural models and interpreted mineral domains. The El Creston deposit Mo mineralization was estimated into a single domain, with a lower boundary formed by the Creston fault and an upper boundary formed by the interpreted lower boundary of the oxide zone. The copper mineralization was estimated into two domains, a higher grade supergene enriched upper zone and a lower grade zone. For all domains, statistical analysis was used to establish appropriate estimation parameters and methods.

The molybdenum and copper grades were estimated into a three-dimensional (“3D”) block model with 10 m by 10 m by 12 m blocks. All estimated blocks were then tested against limiting thresholds; a Whittle open pit optimization and an overriding minimum molybdenum-equivalent grade. These tests were used only for the purposes of determining reasonable prospects of economic extraction on a block-by-block basis. Only blocks within the limits of these tests are included in the Mineral Resource estimate.

JDS completed the final Mineral Resource summary based upon SRK’s block model estimates. The Mineral Resource statement is presented in Table 14.

Table 14 In-pit Mineral Resource Statement*, Creston Moly Project, Mexico, JDS Energy and Mining Inc., October
26, 2010

Resource Class	Total Tonnes	Mo (%)	Contained Mo (lbs)	Cu (%)	Contained Cu (lbs)
Measured	56,300,000	0.074%	91,300,000	0.06%	72,000,000
Indicated	159,100,000	0.070%	244,200,000	0.06%	209,000,000
Inferred	7,600,000	0.057%	9,500,000	0.06%	9,000,000
Measured + Indicated	215,400,000	0.071%	335,500,000	0.06%	281,000,000
*Reported at a cut-off grade of 0.036% molybdenum-equivalent within a Whittle pit shell. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.

 (SRK 2010)

Mine Plan

The mine will be by open pit method employing a conventional open pit truck shovel operation. The mine plan was developed following the selection of an optimized pit shell and subsequent design of an ultimate pit with ramps and designed slopes. The pit optimization results, by resource class, are found in Table 15.

Table 15 Pit Optimization Results by Mineral Resource Class

Mineral Resource Class	M Tonnes	Mo %	Cu %	Contained Metal
				Mo (M lbs)	Cu (M lbs)
Measured	56.32	0.074	0.058	91.29	71.58
Indicated	159.10	0.070	0.060	244.21	208.91
Measured + Indicated	215.42	0.071	0.059	335.50	280.49
Inferred	7.59	0.057	0.058	9.52	9.91

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Pre-stripping will begin in the second half of Year -2 (1-1.5 years before operation) and will provide embankment material for the Tailing Site Facility's ("TSF") South and East Dams, as well as for other construction fill purposes. Some plant feed material will need to be stockpiled during Year -1 to permit efficient development of the pre-mine, but all of the material is scheduled to be rehandled and processed in Year 1.

At full production the mine is expected to generate 50,000 tonnes ore per day over 365 operating days per year or 18,250,000 ore tonnes annually. Mining begins in a relatively higher grade copper zone. The stripping ratio for the LOM averages approximately 1:1 and varies as shown in the mine production plan in Table 16. The inferred mineral resources included in the mine production plan represent 3.4% of the total plant feed.

Table 16 Mine Production Plan

Year	Plant Feed (Mt)	Waste (Mt)	Total (Mt)	W: O Ratio	Mo (%)	Cu (%)	Mo (M lbs)	Cu (M lbs)
-1	2.99	37.22	40.21	12.44	0.054	0.162	3.56	10.66
1	11.61	31.13	42.74	2.68	0.069	0.075	17.68	19.11
2	18.25	25.46	43.71	1.39	0.070	0.089	28.26	35.68
3	18.25	33.14	51.39	1.82	0.060	0.112	24.15	44.99
4	18.25	18.39	36.64	1.01	0.057	0.114	22.88	45.69
5	18.25	13.77	32.02	0.75	0.065	0.099	25.98	40.01
6	18.25	10.35	28.60	0.57	0.069	0.070	27.66	27.99
7	18.25	8.95	27.20	0.49	0.074	0.054	29.92	21.87
8	18.25	8.52	26.77	0.47	0.076	0.034	30.41	13.67
9	18.25	7.50	25.75	0.41	0.073	0.027	29.44	10.88
10	18.25	8.19	26.44	0.45	0.071	0.023	28.41	9.45
11	18.25	8.80	27.05	0.48	0.073	0.023	29.40	9.28
12	18.25	5.47	23.72	0.30	0.063	0.021	25.47	8.49
13	17.08	7.31	24.38	0.43	0.074	0.019	27.83	7.18
Total	232.43	224.19	456.62	0.96	0.069	0.060	351.05	304.95

Waste Management Plan

Mill tailings will be sent to a surface TSF to the south of the process plant in a drainage basin identified as El Batamonte. This is the area identified as Tailings Pond #8 in the PFS and was preferred by Golder Associates because of the larger containment area and potential for increased capacity. It was not selected for the PFS as Creston had not completed negotiations with the land owner at that time. This was rectified in 2010 and legal agreements are now in place.

Tailings will be dewatered in the plant thickener to a nominal 60% solids and pumped to the TSF.  The LOM plan shows an estimated 372 million cubic meters of tailings to be stored on surface. The El Batamonte TSF differs from the option chosen in the PFS in that it is further from the mine and plant location, will be a dedicated TSF rather than co-mingled with mine waste rock, and will contain a coarser (P80) material.

The mine will generate an estimated 224 million tonnes of waste rock which will be placed in the former (PFS) TSF location, but of increased height of Run of Mine material. In comparison to the PFS TSF/RSF comingled concept, the approach taken in the PEA will result in net cost reduction due to shorter hauls and less effort in special handling/thinner lifts.

Waste rock characterization work has begun by SRK and the final results and conclusions will be included in the Feasibility Study. Also part of their scope of work is a pit lake chemistry analysis. The preliminary characterization results indicate there is potential for approximately 18% of the waste rock and pit wall rock material to generate acid and leach metals when exposed to air and water. Furthermore, results from the adit stockpiles suggest that as the material weathers, soluble salts will form and the material will become more reactive over time. Even though the potential magnitude of constituent release is low in comparison to higher sulfidation systems, there is limited neutralization capacity (currently estimated at 7%) in the system to buffer the acid generation and as a result some engineering controls will be necessary in order to mitigate the potential for constituent release.

It is estimated that 75% of the material will be neutral (non-PAG). Further work on the pyrite bearing ore is intended to see if a concentrate could be developed for sale to one of the nearby smelters. At the very least, successful removal of pyrite will help reduce acid rock drainage (“ARD”) potential in the tailings pond. SRK is currently conducting detailed work to identify and correlate ARD potential material to the primary rock types encountered during the 2010 drill programs and remapping of old and new road cuts. This work will assist in preparing a waste management plan that will be incorporated into the Feasibility Study.

Environmental Considerations

For the most part, federal laws regulate mining in Mexico, but there are some aspects subject to state or local approval. The Secretary of Environment and Natural Resources (“SEMARNAT”) is the chief agency regulating environmental matters in Mexico. The Mexican national water commission (“CONAGUA”) has authority over all matters concerning water rights and activities that affect groundwater and surface water, including diversion of floodwaters.

Three SEMARNAT permits are mandatory to begin construction: the Environmental Impact Manifest, the Land Use Change, and the Risk Study. A land use license from the municipality of  Opodepe and an archeological release letter from National Institute of Anthropology and History (“INAH”) are also required before starting construction. An explosives permit from the National Secretary of Defense (“SEDENA”) will be necessary to allow blasting to be carried out.

During 2010, Creston management embarked on a program to acquire lands needed to develop the El Creston Project. To ensure all environmental considerations are identified and addressed, the Company has contracted with an outside environmental consulting firm, to conduct baseline work along with socio-economic studies.

Part of the environmental work needed to produce the documents identified above, and in the following table (Table 17) has begun. Baseline flora, fauna and soil sampling over the deposit and in the tailings pond area was completed and the reporting process is being conducted in parallel with other tasks. It is intended to have a complete year (four seasons) of environmental work to be included in the Feasibility Study.

Water well field investigation work is underway as permits from both SEMARNAT and Conagua (“an") have been obtained. An independent hydrogeological consulting firm is responsible for this work.

Table 17 Key Environmental Permits

REQUIRED PERMIT	MINING STAGE	AGENCY	ESTIMATED RESPONSE TIME
Environmental Impact Manifest1	Construction/ operation/ abandonment	SEMARNAT-State offices	2 to 4 months
Land use change study1	Construction/ operation	SEMARNAT-DGGFS2-State offices.	2 to 3 months
Risk analysis study1	Construction/ operation	SEMARNAT (Mexico City office)	2 to 4 months
Land use license1	Construction	Opodepe Municipality	1 month
Explosive handling and storage permits	Construction/- operation	SEDENA3 (Need approval from state and municipal authorities)	3 to 5 months
Archaeological release letter1	Construction	INAH4 (State offices)	2 to 3 months
Water use concession title	Construction/ operation	CNA5 (State offices)	2 to 6 months
Water discharge permit	Operation	CNA (State offices)	2 to 5 months
Unique license	Operation	SEMARNAT-State offices	3 to 12 months after start of ops
Accident prevention plan	Operation	SEMARNAT-State offices	Not defined
1Mandatory to start construction activities.
2DGGFS (General Department of Permitting for Forestry and Soils)
3SEDENA (National Secretary of Defense)
4INAH (National Institute of Anthropology and History)
5CNA (National Water Commission)

Economic Analysis

The economic assessment in the PEA Report is preliminary in nature and uses inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this preliminary economic assessment will be realized. The inferred mineral resources used in the mine plan are 3.4% of the total LOM resource. The economic impact of excluding the inferred mineral resources as plant feed and treating them as waste is also addressed in the PEA Report.

One metal price scenario was evaluated in the PEA Report with the molybdenum and copper metal prices designed to approximate long term consensus forecasts with no escalation or de-escalation going forward.  All other “cases” are examined by use of sensitivity analysis.

The price assumptions for economic modeling are shown in Table 18 and analysis results are detailed in Table 19.

Table 18 Metal Price Assumptions
Metal	Unit	Price
Molybdenum	$/lb Mo	$15.00
Copper	$/lb Cu	$2.60

Table 19 Economic Analysis Results
Item	Unit	Base Case
Average Moly Price	$/lb	$15.00
Average Copper Price	$/lb	$2.60
Unit Mining Costs	$/t mined	$1.23
Unit Mining Costs	$/t milled	$2.20
Unit Milling Costs	$/t milled	$4.80
Unit G&A	$/t milled	$0.46
Unit Total OPEX	$/t milled	$7.45
Unit Total OPEX (with royalties)	$/t milled	$7.83
Total Initial Capital (excluding sustaining capital, and closure, & working capital)	$M	$655.9
NPV @ 8% After Tax	$M	$561.9
NPV @ 10% After Tax	$M	$429.1
IRR After Tax	%	22.3%
Payback Period (tax in)	Years	4.0

Capital and Operating Costs

All capital costs are in US dollars. Total capital and operating costs are summarized in Table 20 and Table 21.

Table 20 Capital Cost Summary

ITEMS	(millions)
Mine (including pre-stripping)	$145.7
Process Plant	$195.5
Tailings	$32.2
General Site and Ancillaries	$64.0
Camp	$8.4
Direct Cost Total	$445.9
Contractor Indirects	$15.3
Freight, IMMEX	$36.0
Engineering & Management	$52.6
Contingency	$75.3
Owner's Costs, CFE and Startup Spares	$30.7
Total Capital Cost	$655.9

Working Capital is $20.7 M in Year -1.

Table 21 Total Project Operating Cost

Sulfide Ore Tonnes (processed tonnes x 1000)	232,428
Molybdenum - produced (lbs x 1000)	310,378
Total Tonnes Mined (tonnes x 1000)	416,402	(excludes Pre-Strip)
	LOM Cost
Mining Operations	($ x1000)	$/Total Tonnes Mined	$/Moly Lb - produced
Load & Haul	$301,036	$0.72	$0.97
Drill & Blast	$116,740	$0.28	$0.38
Mine General	$25,481	$0.06	$0.08
Mine Maintenance	$20,886	$0.05	$0.07
Contract	$45,022	$0.11	$0.15
Rehandle	$2,154	$0.01	$0.01
Total Mining	$511,319	$1.23	$1.65

Mill Operations		$/Ore Tonnes Processed
Crushing & Conveying	$80,652	$0.35	$0.26
Grinding & Classification	$707,975	$3.05	$2.28
Flotation & Regrind	$151,543	$0.65	$0.49
Concentrate Filtration & Dewatering	$62,756	$0.27	$0.20
Tailing Disposal	$27,426	$0.12	$0.09
Ancillary Services	$84,371	$0.36	$0.27
Total Mill Operations	$1,114,724	$4.80	$3.59

General & Administrative	$105,777	$0.46	$0.34

Total Operating Cost	$1,731,820	$7.45	$5.58

LOM copper credits (payable copper less conversion costs) would be $1.46/lb Mo, offsetting the $5.58/lb Mo operating cost to $4.12/lb Mo (produced/recovered).

A production summary is shown in Table 22.

Table 22 Production Summary

Parameter	Unit	Total	Production Year
			1	2	3	4	5	6	7	8	9	10	11	12	13
Mill Feed	t (Millions)	232.4	14.60	18.25	18.25	18.25	18.25	18.25	18.25	18.25	18.25	18.25	18.25	18.25	17.08
Moly	%	0.069%	0.066%	0.070%	0.060%	0.057%	0.065%	0.069%	0.074%	0.076%	0.073%	0.071%	0.073%	0.063%	0.074%
Copper	%	0.060%	0.092%	0.089%	0.112%	0.114%	0.099%	0.070%	0.054%	0.034%	0.027%	0.023%	0.023%	0.021%	0.019%
Mo Con Produced	dmt	255,929	15,480	20,601	17,604	16,677	18,942	20,169	21,815	22,173	21,462	20,716	21,435	18,566	20,289
Cu Con Produced	dmt	334,751	40,506	48,550	61,223	62,175	54,445	38,093	29,758	0	0	0	0	0	0
Moly in Mo Con	M lbs	310.4	18.8	25.0	21.3	20.2	23.0	24.5	26.5	26.9	26.0	25.1	26.0	22.5	24.6
Copper in Cu Con	M lbs	206.7	25.0	30.0	37.8	38.4	33.6	23.5	18.4	0.0	0.0	0.0	0.0	0.0	0.0

Note that Cu metal recovery for grades below 0.05% Cu are assumed to be zero.

Sensitivity Analysis

Sensitivity analysis was performed using metal prices, capital costs, and operating costs as variables. Each variable was changed independently while all other variables were held constant at the base case level. Sensitivity outputs are reported using the post-tax NPV at an 8% discount rate and also % IRR as the measures of project performance.

The economic performance of the project is affected by the price of metal, or parameters directly affecting revenue in a similar way such as metal recovery and head grade. Project performance is less sensitive to Operating and Capital costs (for the range in the base case). These results identify two areas on which to focus in order to effect positive changes to the economic performance of the project. Other than metal pricing which is out of the operator’s control, the two areas of focus are metallurgical recovery, and optimization of head grade (high grading, grade control, cut-off grade strategies) that can have a marked effect. Although there are higher copper grades in the initial years, in balancing efforts over the life of the mine, more value can be achieved through incremental improvements in the parameters for Molybdenum.

Cumulative cash flow and sensitivity results are shown in Figures 4 to 6.

A sensitivity to Cu price was performed with metal prices at $15.00/lb Mo and $1.75/lb Cu resulting in after tax performance of an NPV at 8% of $485.5 million, an IRR of 20.2%, and a 4.5 year payback.

Figure 4 Cumulative Post-Tax Cash Flow

Figure 5 Sensitivity for % IRR

Figure 6 Sensitivity for NPV @ 8%

Proposed Work Program

The El Creston Project contains a substantial sulfide mineral resource that can be mined by open pit methods.

At the metal prices used for evaluation, the project is economic and should proceed to a completed Feasibility Study.

The following is a synopsis of the work the Company intends to conduct in connection with the El Creston property in 2012.

The Company intends to complete ongoing environmental studies in 2012.  In addition, the Company intends to complete a limited program of geological mapping and sampling over selected areas to determine whether additional zones of molybdenum mineralization occur on the El Creston property.

Governmental Regulation

The mining industry is regulated in the U.S. and Mexico.  The Company currently believes its operations on its properties are substantially in compliance with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop, and produce mineral products from its properties.

Employees

As of December 31, 2011 the Company and its subsidiaries had 387 employees on a full-time basis. The Company also utilizes the services of various individuals on a consulting basis.  None of the Company’s or its subsidiaries’ employees are covered by a collective bargaining agreement.

Risk Factors

The Company’s securities should be considered a speculative investment due to the nature of its business. Investors should carefully consider all of the information disclosed in this AIF, including all documents incorporated by reference, and the risks described below, before making an investment in the Company’s securities.  The Company’s securities are subject to, among others, the following risks. If any of the risks occur, the Company’s business, operating results and financial condition could be materially adversely affected, the trading price of the Common Shares could decline and all or part of any investment in the Company’s securities may be lost.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed immaterial, may also materially and adversely affect the Company’s business operations.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mineral Reserves and Mineral Resources

The mineral reserve and mineral resource figures disclosed in the Company’s Disclosure Documents (which are available under the respective profiles of Mercator, Stingray Copper Inc. and Creston Moly Corp. (as described above under Item 2: General Development of the Business – Three Year History) on SEDAR at www.sedar.com) and filed with the applicable securities commissions are estimates included in reliance, in part, upon the authority of experts, but no assurance can be given that the mined ore will contain the estimated quantities of minerals or that the indicated level of recovery of metals will be realized. Market price fluctuations of copper, molybdenum, silver and other metals, as well as increased production costs (including costs of power) or reduced recovery rates, may render mineral resources containing relatively low grades of mineralization uneconomic. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

These reserve and resource estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable.  The Company cannot assure investors that:

●	the estimates will be accurate;
●	reserve, resource or other mineralization estimates will be accurate; or
●	any mineralization can be mined or processed profitably.

Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Mineral Park Mine or any other operation that the Company may operate in the future. In addition, there can be no assurance that copper recoveries or other metal recoveries or the grades of concentrates produced in small scale laboratory tests will be duplicated in a larger scale test under on-site conditions or during production. Management cannot guarantee that anticipated recoveries will be realized.

Fluctuation in copper and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed, recovery rates and concentrate quality may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves at a marketable quality, or at all, could have a material adverse effect on the Company’s results of operations and financial condition.

The mineral reserve and resource estimates contained in public filings of the Company have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for gold and silver may render portions of the mineralization, reserve and resource estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of the Mineral Park Mine and other projects.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Differences in U.S. and Canadian reporting of reserves and resources.

The Company’s reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Company generally reports reserves and resources in accordance with Canadian practices.  These practices are different from those used to report reserve and resource estimates in reports and other materials filed with the SEC.  It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers.  In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Further,

"inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Disclosure of "contained pounds" or "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Influence of Metal Prices

The Company’s future revenues, if any, will be derived from mining and subsequent sale of copper, molybdenum and other metals. The value and price of the Company's Shares, the Company's financial results, and the Company’s exploration, development and mining activities may be significantly adversely affected by further declines in the price of copper, molybdenum and other metals.  The price of these metals has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the US dollar and Mexican peso relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, improved mining and production methods and the political and economic conditions of copper-producing countries throughout the world. The effect of these factors on the price of metals that may be produced from the Company's properties, and, ultimately, the economic viability of the Company's properties, cannot be predicted accurately.

The price of copper, molybdenum and other metals has fluctuated widely in recent years, and future significant price declines could cause continued development of, and commercial production from the Company's properties to be impracticable. Depending on the price of copper, molybdenum and other metals, cash flow from mining operations may not be sufficient and the Company could be forced to discontinue production and may lose its interest in, or may be forced to sell, some or all of its properties. Future production from the Company's mining properties is dependent on applicable mineral prices being sufficient to make mineral extraction from these properties economic.

Mineral reserve calculations and life-of-mine plans using significantly lower copper, molybdenum and other metal prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining metal prices could impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Potential Profitability Depends Upon Factors Beyond the Control of the Company

The potential profitability of mineral properties is dependent upon many factors beyond the Company’s control. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of metals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a mineral property.  Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs.  Such costs will fluctuate in ways the Company cannot predict and are beyond the Company’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and funding costs for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects

Increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry have led to significantly increased capital and operating costs for mining projects. Increasing costs are a factor to be considered in the economic model for any mining project.  Significant operating cost increases as experienced by the industry in recent years prior to the recent financial crisis had the effect of reducing profit margins for some mining projects.  Such increases in both operating and capital costs need to be considered in economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

The Company has estimated operating and sustaining capital costs for the Mineral Park Mine and its other development properties based on information available, and believes that these estimates are accurate.  Costs and expenditures, production schedules, economic returns and other projections from any of its mining projects which are contained in this document and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate.   Therefore, feasibility studies, technical and other studies and reports may prove to be unreliable if the assumptions or estimates do not reflect actual facts and events.

Increases in the costs for labour, regulatory compliance, energy, mine and plant equipment and materials needed for mine operations and development could [actual costs related to mine operations and development may differ from, and in some cases] exceed the Company’s estimates.

The Company has limited operating history upon which it can base forecasts of estimated future production and operating costs for the Mineral Park Mine and its other development properties. Such forecasts derive estimates of production and cash operating costs from, among other things:

●	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

●	anticipated recovery rates of copper, molybdenum and other metals from the ore;

●	cash operating costs in prior periods and of comparable facilities and equipment; and

●	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in production and cost forecasts may differ significantly from actual costs, and there can be no assurance that actual capital and operating costs will not be higher than currently anticipated or disclosed.

In addition, the Company’s calculations of cash costs and cash cost per pound may differ from similarly titled measures of other companies and are not intended to be an indicator of projected operating profit.

Operating Hazards and Risks

Mineral exploration, development and mining, involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, availability of adequate power and water supplies, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which the Company has a direct or indirect interest are subject to all the hazards and risks normally incidental to exploration, development and production of copper, silver and other metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage.  Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits and some such risks are not insurable, in which event the Company could incur significant costs that could have a materially adverse effect on its financial condition.

Funding to Develop Mineral Properties and to Complete Exploration Programs

The Company has limited financial resources.  It had a working capital deficit of approximately $116.3 million at December 31, 2011 and had cash and cash equivalents and restricted cash of $42.9 million at that date.  The Company intends to fund its operations from working capital and revenue from production at the Mineral Park Mine, to the extent practical.   Its ability to continue future exploration and development activities, if any, will depend in part on its ability to generate material revenues from production at the Mineral Park Mine or to obtain additional external financing.  The sources of external financing that the Company could use for these purposes might include public or private offerings of equity and debt.  In addition, the Company could enter into one or more strategic alliances or joint ventures, or could decide to sell certain property interests, and it might utilize a combination of these sources.   External financing may not be available on acceptable terms, or at all.

If the Company is unable to generate sufficient funds from its operations and is also unable to secure external financing to continue exploration and development, it may have to postpone the development of, or sell, its properties.

There can be no assurance that the Company will reach or maintain commercial production on any of its projects or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all.  Failure to meet its obligations on a timely basis could result in the loss or substantial dilution of its property interests.  In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those included in this document.

General Economic Conditions

The recent events in global financial markets have had a profound effect on the global economy.  In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. While improvements have been noted in the credit and financial markets, significant uncertainty remains.

While these conditions appear to have improved in 2011, disruptions in the current credit and financial markets had a significant material adverse effect on a number of financial institutions and have limited access to capital and credit for many companies.

Many industries, including the mining industry, are affected by these market conditions. Some of the key effects of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

●	a credit/liquidity crisis could affect the cost and availability of financing and the Company’s overall liquidity;
●	the volatility of copper, molybdenum and other metal prices affects the Company’s revenues, profits and cash flow;
●	volatile energy prices, commodity and consumables prices and currency exchange rates affect the Company’s production costs; and
●	the devaluation and volatility of global stock markets affects the valuation of the Company’s equity securities.

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Funding Risk

There is a risk the Company will not have sufficient funding to meet its every day funding needs, (including among other things, covering off the trade payables, debt obligations, or cash sweep, such list not being exhaustive.) as a result of its working capital deficit. The Company’s ability to continue as a going concern is dependent upon its ability to generate profits from operations and/or raise further funding, and there can be no assurance that the Company will be able to do so, in which event the Company may be unable to meet its obligations and commitments and/or unable to proceed with its development and production plans.

Existing Security Interests and Contractual Obligations

The Credit Facilities entered into on April 26, 2010 between the Company and with a group of lenders to provide credit facilities totalling $130.0 million comprised of a non-revolving credit facility loan and a revolving credit facility loan, contain covenants including restrictions on new indebtedness, new liens, and disposition of assets, acquisitions, investments and distributions.  Financial covenants include a loan life coverage ratio and a minimum debt service coverage ratio as well as a minimum reserve tails based on life-of-mine mineral reserves.

In finalizing the audited consolidated financial statements for the year ended December 31, 2011, the Company determined that it was in breach of the Credit Facility covenants related to new indebtedness, and investments breach and the loan life coverage ratio. During 2011, the subsidiary of the Company which holds the Credit Facilities provided an intercompany loan, and entered into an intercompany finance lease with another subsidiary of the Company resulting in additional intercompany indebtedness and investments which were in breach of certain covenants. The required minimum loan life coverage ratio is 1.25 to 1.00. As at December 31, 2011, the loan life coverage ratio was 1.23 to 1.00 resulting in the loan life coverage ratio breach. Due to these breaches at December 31, 2011 the Company is required to classify the total amount of the Credit Facilities as a current liability.

The Company has subsequently obtained the required waivers from the lending institutions under its Credit Facilities and is no longer in breach of this debt arrangement. In addition, the Company has obtained an amendment to the covenants regarding the commodity price assumptions in the loan life coverage ratio.

The Credit Agreement also contains quarterly provisions that require the Company to apply cash flow available for cash sweep, as defined, to reduce the Credit Facilities.  The percentage of excess cash subject to prepayment was reduced from 50% to 25% as a result of meeting the performance test requirement under the Credit Facilities on November 14, 2011.  The cash sweep provision is no longer applicable once prepayments aggregating $30.0 million have been made this has subsequently been amended to $40.0 million. The Lenders have deferred the December 31, 2011 quarterly cash sweep payment due on April 6, 2012 of $5.6 million until May 22, 2012.

In addition, the Company and its subsidiaries have granted certain security on their assets in favour of the holders of the Notes and Silver Wheaton’s affiliate to secure repayment obligations to them.  If the Company or its subsidiaries default on such repayment obligations, the secured parties may take enforcement actions to realize on such security which could have material adverse affects on the Company and its subsidiaries.  The Company’s Shares rank junior to existing (including the Credit Facilities) and future secured and unsecured indebtedness of the Company.  In the event of the liquidation of the Company, the assets of the Company would be used first to repay secured and unsecured indebtedness of the Company, prior to being distributed to the holders of the Company’s Shares.

Further, pursuant to the terms of the Silver Purchase Agreement, upon the occurrence of certain events of default by the Company (other than with respect to failure to achieve minimum target rates), Silver Wheaton's affiliate will have the right to demand repayment of the remaining balance (determined in accordance with the terms of the Silver Purchase Agreement) of the up-front $42 million cash deposit made to Mercator Barbados on the closing of the Silver Purchase Agreement.

Increased Costs and Compliance Risks as a Result of Being a Public Company

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly in the past few years. The Company anticipates that costs may continue to increase with corporate governance related requirements, including, without limitation, requirements under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings, Multilateral Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

The Company also expects these rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its Board of Directors or as executive officers.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines.

The Company has one property in production, and two other properties in the exploration or development stage. There can be no assurance that the mineral resources on the El Pilar property or the El Creston property can be commercially mined or that the metallurgical processing will produce economically viable saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

Although the Company’s activities are primarily directed towards mining operations and the development of mineral deposits, its activities may also include, without limitation, the exploration for and development of mineral deposits. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries of an economically viable mineral deposit.

The Company Will Require other Mineral Reserves in the Future

Because mines have limited lives based on proven and probable mineral reserves, the Company will have to continually replace and expand its mineral reserves as the Mineral Park Mine produces copper and other base or precious metals. The Company's ability to maintain or increase its annual production of copper and other base or precious metals will be dependent almost entirely on its ability to bring new mines into production.

The Mineral Park Mine has an estimated mine life of 23 years.   There is no assurance that further exploration at the Mineral Park Mine will result in a material increase to mineral reserves or resources.

Securities of the Company

The Company plans to focus on the operation of the Mineral Park Mine, the development and construction of the El Pilar project, and the further exploration and development of the El

Creston Project, and will require additional financing to achieve such plans. Any other properties that the Company may acquire an interest in will also require additional funds and it is likely that, to obtain the necessary funds, the Company will have to sell additional securities including, but not limited to, its Common Shares, debt securities or some form of convertible securities.

The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of Common Shares. Any transaction involving the issue of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

The Company’s Share Price is Volatile

The market price of a publicly traded stock, especially a resource issuer like the Company is affected by many variables not directly related to the Company’s exploration results, including the market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, including the Company, have, experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in the Company's common share price will not occur.

The trading price, if applicable, of the Common Shares and any securities convertible into, or exchangeable for, Common Shares may increase or decrease in response to a number of events and factors outside the Company’s control, including:

●	the Company's operating performance and the performance of competitors and other similar companies;

●	volatility in metal prices;

●	the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities;

●	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;

●	changes in general economic and/or political conditions;

●	the number of Common Shares to be publicly traded after any securities offering;

●	the arrival or departure of key personnel; and

●
acquisitions, strategic alliances or joint ventures involving the Company or its competitors, which, if involving the issue of Common Shares, or securities convertible into Common Shares, would result in dilution to present and prospective holders of Common Shares.

The effect of these and other factors on the market price of the common shares on the Toronto Stock Exchange suggests the Company’s shares will continue to be volatile. In recent years, the price of the Company’s shares has ranged between approximately CDN$0.15 and CDN$12.94 the since the acquisition of the Mineral Park Mine.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Company's success and are, therefore, not within the Company's control, including other developments that affect the market for all resource sector securities, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges on which the Common Shares trade has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Limited History of Earnings

Although the Company has generated earnings in the past, it has incurred several years of losses.

The Company’s net income or loss during each of the following periods is as follows:

●	$91.7 million net income for the year ended December 31, 2011;

●	$139.2 million net loss for the year ended December 31, 2010; and

●	$17.5 million net loss for the year ended December 31, 2009.

The Company had an accumulated deficit of $133.32 million as of December 31, 2011, and an accumulated deficit of $225.28 million as of December 31, 2010.  The financial information reported above for the years ended December 31, 2011 and December 31, 2010 is reported in accordance with International Financial Reporting Standards.  The financial information for the year ended December 31, 2009 is reported in accordance with Canadian Generally Accepted Accounting Principles. Accordingly, the financial reporting of the information presented under IFRS and GAAP are not directly comparable.

The Company may incur additional losses in the future.  The Company has committed and plans to continue to commit substantial capital and other resources to the operation and ongoing development of the Mineral Park Mine and its other development projects. The amount and timing of future expenditures will depend on a number of factors, including the progress of ongoing development and operations, the timing of development, the commercial viability of production and other factors, some of which are beyond the Company’s control.  There can be little assurance that the Company will again become or continue to be consistently profitable.  The Company has not paid dividends in the past and has no plans to pay dividends for some time in the future. The Company’s future dividend policy will be determined by its directors.

The Company has a Limited History of Operations

Although the Company’s management and operating staff have a history of developing and operating mines, there is no assurance that the Company as a relatively new operator will continue to produce revenue, operate profitably or provide a return on investment in the future.

The Company Currently Depends on a Single Property — the Mineral Park Mine

The Company's only currently producing project is the Mineral Park Mine.  As a result, unless the Company develops additional properties or projects, the Company will be solely dependent upon the operation of the Mineral Park Mine for its revenue and profits, if any.

Advancing the Company’s other projects will be subject to successful exploration, completing positive feasibility studies, completing construction of mines, processing plants, roads, and other related works and infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises including:

●	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

●	the availability and costs of skilled labour and mining equipment;

●	the availability and cost of appropriate smelting and refining arrangements;

●	compliance with environmental and other governmental approval and permit requirements;

●	the availability of funds to finance additional construction and development activities;

●	potential opposition from non-governmental organizations, environmental groups, local groups or local inhabitants which may delay or prevent development activities; and

●	potential increases in operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine development can increase due to the remote location of some mining properties.  It is common in new mining operations to experience unexpected problems and delays in development and mine start-up.  In addition, delays in the commencement of mineral production often occur. For example, production at the Mineral Park Mine was significantly affected throughout the start-up year 2009, as modifications to the milling circuit were required for equipment change outs and lower than projected recoveries.

Title Matters

The Company owns, leases, or has under option, unpatented and patented mining claims, mineral claims or concessions which constitute its property holdings.  The mineral resources and mineral reserves on the Mineral Park Mine are all located on patented ground and on the acquisition of Mineral Park the Company obtained a title report confirming that Mineral Park had title insurance for the land comprising the Mineral Park Mine.  The Company has obtained title insurance for the fee and patented claims, and has obtained a current title report for the unpatented claims, however, the ownership and validity or title of unpatented mining claims, which constitute part of the undeveloped property holdings of the Company is often uncertain and may be contested by governmental and third parties.

Regardless of the foregoing, there is no guarantee of title to any of the Company’s properties. The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  The Company has not surveyed the boundaries of any of its properties other than the Mineral Park Mine property and, consequently, the boundaries of the properties may be disputed.

Mercator’s title to its Mexican mineral properties and its validity may be disputed in the future by others claiming title to all or part of such properties.

Mercator’s properties consist of various mining concessions in Mexico.  Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of Mercator’s ownership of such concessions.

A claim by a third party asserting prior unregistered agreements or transfer on any of Mercator’s mineral properties, especially where commercially viable mineral reserves have been located, could adversely result in Mercator losing commercially viable mineral reserves.  Even if a claim is unsuccessful, it may potentially affect Mercator’s current operations due to the high costs of defending against such claims and its impact on senior management's time.  If Mercator loses a commercially viable mineral reserve, such a loss could lower Mercator’s revenues or cause it to cease operations if this mineral reserve represented all or a significant portion of Mercator’s operations at the time of the loss.

Risks Associated with Operations in Mexico

Mercator’s El Pilar and El Creston projects are located in Mexico.  As with many foreign projects, projects in Mexico may experience difficulties with changes in political conditions and regulations, currency exchange, in obtaining financing, finding and hiring qualified people or obtaining all necessary services.

Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities.  Mercator’s mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to Mercator’s activities or maintaining its properties.  In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect Mercator’s ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by Mercator.  There can be no assurance that foreign exchange fluctuations will not materially adversely affect Mercator’s financial performance and results of operations.

It may be difficult for Mercator to obtain necessary financing for its planned exploration or development activities because of their location in Mexico.  Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on its projects at reasonable rates.  If qualified people and services or expertise cannot be obtained in Mexico, Mercator may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to Mercator to conduct its operations in Mexico.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on Mercator’s operations or future profitability.

Permits, Licenses and Approvals

The Company’s operations require licenses, permits and approvals from various governmental authorities. The Company believes it presently holds all necessary licenses, permits and approvals to carry on the activities which it is currently conducting, and that it is presently complying in all material respects with the terms of such licenses, permits and approvals.  There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses, permits and approvals required to place its properties into commercial production and to operate mining facilities thereon or to allow for the expanded operation of the Mineral Park Mine.  In the event of commercial production, the cost of compliance with changes in governmental regulations or the inability to obtain necessary approvals has the potential to reduce the profitability of operations or preclude the economic development of the property.

A number of approvals, licenses and permits are required for various aspects of a mine’s development in Mexico.  The most significant permits for the development of the El Pilar Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission (Comisión Nacional del Agua), and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat (Secretaría de la Defensa Nacional).

While Mercator expects to obtain these permits in due course, failure to obtain the necessary permits would adversely affect progress of Mercator’s operations and would delay the beginning of commercial operations.

Acquisition of Water Rights and Rights of Way

The Company will have to acquire suitable water rights and rights of way to enable it to proceed with the development of the El Creston Property and any of its other mineral properties. While the Company is confident that it will be able to secure such water rights and rights of way on a timely basis, there can be no assurance that such rights will be secured on an economically acceptable and timely basis or at all. Accordingly, there exist risks that the projects could be delayed or halted if such water rights and rights of way acquisitions are not completed in a timely manner.

Compliance with Environmental and Government Regulation

The Company’s operations require permits from various foreign, federal, state, provincial and local governmental authorities and may be governed by laws and regulations governing prospecting, development, mining production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Companies engaged in the development and operation of mines and related facilities generally experience increased costs as a result of the need to comply with applicable laws, regulations and permits.  Permits and studies may be necessary prior to operation of the exploration properties in which the Company has an interest and there can be no guarantee that it will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages, which it may not insure against.

To the best of the Company’s knowledge, it is in compliance with all material current laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project, which it might undertake. To the extent such approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development or expansion of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Violators may be required to compensate those suffering loss or damage by reason of their mining activities and may be fined if convicted of an offence under such legislation.

Amendments to current laws, regulations, and permits governing operations and activities of mining companies or more stringent implementation thereof could require increases in capital expenditures, production costs, reduction in levels of production of future mining operations, or require delays in the development or abandonment of new mining properties.

The Company’s mining operations may be subject to foreign, federal, state, provincial and local laws and regulations governing the protection of the environment, including laws and regulations relating to air and water quality, mine reclamation, waste disposal, and the protection of endangered or threatened species. The Company’s mining activities may be subject to foreign, federal, state, provincial and local laws and regulations for protection of surface and ground water.

If the Company undertakes new mining activities in other jurisdictions, or significantly expands its existing mining operations, it may be required to obtain preconstruction environmental and land use review and to comply with permitting, control and mitigation requirements of the jurisdiction in which such operations are to be located.  Compliance with new requirements could impose costs on the Company in the future, the materiality of which cannot reasonably be predicted at this time.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of the Company.

The Company Does Not Insure Against All Risks

The Company's insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Environmental Risks

The Company is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  The Company periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

The operation at the Mineral Park Mine must meet specific legislative requirements in respect of addressing reclamation obligations, emergency plans for hazardous substance spills and a risk management plan for clean air hazards. Mineral Park received approval of its reclamation plan in August 1997 and annual reports on the status of the property must be submitted. Reclamation requirements aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish, to some degree, pre-disturbance landforms and vegetation.

Foreign Countries and Regulatory Requirements

The Company has properties located in and outside the United States, Canada and Mexico, where mineral exploration activities may be affected by varying degrees of political instability and haphazard changes in government regulations such as tax laws, business laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the

Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

Government Regulation may Adversely Affect the Company

The Company’s mining, processing, development and mineral exploration activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital -expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of any new mining properties.

Currency Fluctuations

The Company maintains its accounts in Canadian and US dollars and Mexican pesos. The Company’s operations in the United States of America and Mexico make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results.  Copper, molybdenum and the other minerals the Company produces are priced in U.S. dollars, which results in revenues in U.S. dollars.  Certain of the costs incurred by the Company are priced in Canadian dollars and Mexican pesos.  If the Mexican peso strengthens against the U.S. dollar, there would be an effect on the cost structure related to the Company’s Mexican projects, and (after translating into U.S. dollars), driving up costs while revenues generated from operations would remain the same in U.S. dollar terms.  The Company is also exposed to the Canadian dollar because its head office operations are located in Canada.  As a result of these exposures, the Company’s financial performance and forecasts may be significantly affected by changes in international exchange rates.  The Company does not engage in currency hedging activities.

Competition

Competition in the mineral exploration business is intense and could adversely affect Company’s ability to suitably develop its properties.  The Company competes with many other companies possessing greater financial resources and technical facilities than it. The Company competes with numerous individuals and companies, including many major mining companies, which have substantially greater technical, financial and operational resources and staffs.  Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Effecting Service of Process on the Company's Directors

Since certain of the Company's directors live outside of Canada, it may not be possible to effect service of process on them and since all or a substantial portion of their assets are located outside Canada, there may be difficulties in enforcing judgments against them obtained in Canadian courts. Similarly, essentially all of the Company's assets are located outside Canada and there may be difficulties in enforcing judgments obtained in Canadian courts.

Acquisitions

The Company undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any acquisitions may be significant in size, may change the scale of the Company's business, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company's success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully.  Any acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price; the quality of the mineral deposit proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Company's ongoing business; the inability of management to maximize the Company’s financial and strategic position through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Company may need additional capital to finance an acquisition.  Debt financing related to any acquisition will expose the Company to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Incurrence of Debt

The Company may incur debt financing in the future.  The Company's level of indebtedness could have important consequences for its operations, including:

●
The Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities;

●	The Company's debt level may make it vulnerable to economic downturns and adverse developments in the Company's businesses and markets; and

●	The Company's debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

The Company expects to obtain the funds to pay its expenses and to pay principal and interest on its debt by utilizing cash flow from operations. The Company's ability to meet these payment obligations will depend on its future financial performance, which will be affected by financial, business, economic and other factors. The Company will not be able to control many of these factors, such as economic conditions in the markets in which it operates. The Company cannot be certain that future cash flow from operations will be sufficient to allow it to pay principal and interest on the Company's debt and meet its other obligations. If cash flow from operations is insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The Company's cannot be certain that it will be able to do so on commercially reasonable terms, if at all.

Conflicts of Interest

Certain of the Company’s directors and officers are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Company. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the Company’s interests.  Directors and officers of the Company, with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Dependence on Key Management Employees

The nature of the Company’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in the marketplace depends, in large part, on the Company’s ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract and retain the services of such personnel. The Company’s development, now and in the future, will depend on the efforts of its key management figures, such as D. Bruce McLeod, its President and CEO, Mark Distler, its CFO, Gary Simmerman, its VP Mineral Park, Marc S. LeBlanc, its Corporate Secretary, Mike Broch, its VP Exploration and Evaluations, Joseph Campbell, its VP El Pilar and Carlos Garcia, its Mexico Country Manager.  The loss of any or all of these individuals could have a material adverse effect on the Company. The Company does not currently maintain key-man life insurance on any of its key management employees.

The Company's ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The international mining industry is very active and the Company is facing intense increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Many companies with which the Company competes for personnel have substantially more resources, multiple mines and longer operating histories than the Company.

ITEM  4:    DIVIDENDS

There are no restrictions in the Company’s articles or notice of articles which prevent the Company from paying dividends. The Company has not paid any dividends since incorporation and the Company has no present intention of paying any dividends in the foreseeable future, as it anticipates that all available funds will be invested to finance the growth of its business.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the directors may deem appropriate at the time.

ITEM  5:    DESCRIPTION OF CAPITAL STRUCTURE

Shares

The Company is authorized to issue an unlimited number of common shares (“Shares” or “Common Shares”) without par value of which 259,014,300 Shares were issued at December 31, 2011. 259,037,119 Shares were issued at March 28, 2012.  The holders of Shares are entitled to receive notice of and attend all meetings of shareholders with each Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings. The holders of Shares are entitled to dividends if, as and when declared by the Board of Directors of the Company. The Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Warrants

As at December 31, 2011, there were an aggregate of 20,149,212 listed warrants and 4,262,589 unlisted warrants outstanding.  Each such warrant is exercisable to acquire one Share at the applicable exercise price until the applicable expiry date as summarized below.

The following is a summary of the warrants outstanding at December 31, 2011:

Number	Exercise Price $Cdn	Expiry Date

5,994,550	$4.00	February 16, 2012
215,625	$2.80	July 14, 2012
1,189,821	$5.47	May 15, 2012
14,154,662	$1.00	January 29, 2013
2,857,143	$2.50	December 2, 2014
24,411,801

As at March 28, 2012, there were an aggregate of 14,154,662 listed warrants and 4,262,589 unlisted warrants outstanding.

Options

The Company has a Stock Option Plan (the “Plan”) for directors, officers and employees. Under the Plan the aggregate number of Shares which may be subject to issuance pursuant to the exercise of options granted under the Plan shall in aggregate not exceed 20,500,000.  The number of Shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than 10 years after the date of the grant or such lesser periods as regulations require. All options are subject to vesting restrictions as implemented by the directors. The exercise price is the fair market value of the

Company’s common shares at the grant date. The maximum number of Shares to be reserved for issuance under the Plan as at December 31, 2010, was 11,931,100.

Under the Plan, an optionee may, rather than exercise any option to which the optionee is then entitled pursuant to the Plan, elect to terminate such option, in whole or in part, and, in lieu of purchasing the Optioned Shares (as defined in the Plan) to which the option, or part thereof, so terminated relates, elect to exercise the right to receive that number of Optioned Shares, disregarding fractions, which, when multiplied by the Weighted Average Market Price (as defined in the Plan), has a value equal to the product of the number of Optioned Shares to which the option, or part thereof, so terminated relates, multiplied by the difference between the Weighted Average Market Price determined as of the day immediately preceding the date of termination of such option, or part thereof, and the exercise price per share of the Optioned Shares to which the option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company.

In addition, in connection with the Company’s acquisitions of Stingray and Creston (i) options in Former Stingray were exchanged for options exercisable to purchase Shares of Mercator; and (ii) options in Former Creston entitled the holders thereof to acquire Mercator Shares, all with the number of Shares and/or exercise price adjusted, as applicable to reflect the consideration received by shareholders of Stingray and Creston under the Stingray Arrangement and the Creston Arrangement, respectively (see Item 2: General Development of the Business – Three Year History).

The following is a summary of the stock options exercisable and outstanding at December 31, 2011:

Issued Date	Number	Exercise Price CDN$	Expiry Date	Exercisable/Vested
February 21, 2007	1,472,700	$3.30	February 21, 2012	1,472,700
March 15, 2007	1,100,000	$3.10	March 15, 2012	1,100,000
July 28, 2007	100,000	$8.02	July 28, 2012	100,000
November 22, 2007	299,000	$8.75	November 22, 2012	299,000
January 2, 2008	7,000	$9.07	January 2, 2013	7,000
April 2, 2008	25,000	$10.44	April 2, 2013	25,000
July 25, 2008	25,000	$8.45	July 25, 2013	25,000
August 19, 2008	150,000	$7.20	August 19, 2013	150,000
October 8, 2008	282,400	$2.15	October 8, 2013	282,400
May 20, 2009	865,000	$1.65	May 20, 2013	865,000
June 14, 2009	50,000	$1.65	June 14, 2014	50,000
October 5, 2009	25,000	$2.74	October 5, 2014	25,000
December 23, 2009	1,700,000	$2.27	December 23, 2014	1,700,000
December 21, 2009	8,750	$4.80	December 21, 2014	8,750

December 21, 2009	12,500	$4.80	December 21, 2014	12,500
December 21, 2009	25,000	$3.00	December 21, 2014	25,000
December 21, 2009	12,500	$1.88	December 21, 2014	12,500
January 4, 2010	600,000	$2.48	January 4, 2015	600,000
February 5, 2010	225,000	$2.41	February 5, 2015	-
July 15, 2010	50,000	$1.76	July 15, 2015	50,000
July 21, 2010	325,000	$1.58	July 21, 2015	225,000
September 1, 2010	300,000	$1.94	September 1, 2015	150,000
January 4, 2011	600,000	$3.97	January 4, 2016	300,000
January 12, 2011	250,000	$4.11	January 12, 2016	125,000
June 23. 2011	1,130,000	$2.58	June 23. 2016	510,000
June 25, 2011	1,850,000	$2.53	June 25, 2016	550,003
August 31, 2011	250,000	$2.54	August 31, 2016	99,999
December 9, 2011	250,000	$1.79	December 9, 2016	-
June 22, 2011	191,061	$2.21	26-Mar-12	191,061
June 22, 2011	6,846	$5.46	30-Apr-12	6,846
June 22, 2011	54,330	$5.80	13-May-12	54,330
June 22, 2011	56,141	$0.83	June 22, 2011	56,141
June 22, 2011	147,560	$0.99	June 22, 2011	147,560
June 22, 2011	108,660	$1.16	June 22, 2011	108,660
June 22, 2011	362,944	$1.21	June 22, 2011	362,944
June 22, 2011	54,330	$1.71	June 22, 2011	54,330
June 22, 2011	24,340	$1.84	June 22, 2011	24,340
June 22, 2011	368,539	$2.21	June 22, 2011	368,539
June 22, 2011	90,550	$2.73	June 22, 2011	90,550
June 22, 2011	6,846	$3.12	June 22, 2011	6,846
June 22, 2011	6,085	$3.48	June 22, 2011	6,085
June 22, 2011	110,289	$4.93	June 22, 2011	110,289
June 22, 2011	22,819	$1.48	January 24, 2012	22,819
June 22, 2011	13,691	$3.12	September 10, 2012	13,691
June 22, 2011	22,819	$4.93	September 26, 2012	22,819
June 22, 2011	45,275	$1.93	July 17, 2013	45,275
June 22, 2011	181,100	$1.38	October 30, 2013	181,100
June 22, 2011	76,062	$0.99	April 1, 2014	76,062
June 22, 2011	200,187	$1.21	December 22, 2014	200,187
June 22, 2011	90,550	$2.37	February 17, 2016	90,550
Grand Total	14,230,874			11,010,876

Ratings

The Company has not asked for or received a stability rating, and is not aware of any other kind of rating, including a provisional rating, from any of the approved rating organizations for the securities of the Company that are outstanding or are in effect.

ITEM  6:    MARKET FOR SECURITIES

The Company’s Shares are listed and posted for trading on the TSX under the symbol ML.  The shares have been listed on the TSX since August 22, 2005.  Prior thereto, the Company’s Shares were listed for trading on the TSX Venture Exchange.

The following table provides information as to the monthly high and low closing prices, denominated in Canadian dollars, and volume of the Company’s Shares on the TSX (symbol: ML) during the 12 months of the most recently completed financial year.

Month 2011	High	Low	Volume
January	$4.90	$3.97	28,027,269
February	$4.87	$4.11	41,041,013
March	$4.45	$3.26	60,641,976
April	$3.75	$3.04	38,354,255
May	$3.62	$2.88	34,023,156
June	$3.07	$2.39	23,087,716
July	$3.22	$2.61	15,940,111
August	$2.79	$2.10	25,692,795
September	$2.70	$1.36	31,205,152
October	$2.13	$1.19	59,255,455
November	$2.05	$1.44	58,818,811
December	$1.89	$1.43	28,204,776

The following table provides information as to the monthly high and low closing prices, denominated in Canadian dollars, and volume on the TSX of the Company’s common share purchase warrants expiring on February 16, 2012 (symbol: ML.WT) during the 12 months of the most recently completed financial year.

Month 2011	High	Low	Volume
January	$1.48	$0.83	329,130
February	$1.47	$1.20	105,800
March	$1.26	$0.62	193,980
April	$0.83	$0.57	268,126
May	$0.71	$0.48	61,200
June	$0.56	$0.28	459,629
July	$0.50	$0.50	10,000
August	$0.45	$0.10	86,162
September	$0.40	$0.30	35,950
October	$0.33	$0.07	1,075,270
November	$0.12	$0.01	419,400
December	$0.04	$0.01	779,892

The following table provides information as to the monthly high and low closing prices, denominated in Canadian dollars, and volume on the TSX of the Company’s common share purchase warrants expiring on January 29, 2013 (symbol:  ML.WT.A) during the 12 months of the most recently completed financial year.

Month 2011	High	Low	Volume
January	$3.84	$3.02	1,747,999
February	$3.83	$3.13	650,440
March	$3.40	$2.30	909,394
April	$2.78	$2.08	347,714
May	$2.61	$1.91	291,760
June	$2.03	$1.42	770,760
July	$2.20	$1.73	285,103
August	$1.80	$1.20	479,815
September	$1.70	$0.61	644,900
October	$1.19	$0.41	2,113,868
November	$1.06	$0.64	1,599,100
December	$1.06	$0.61	1,150,803

ITEM  7:    ESCROWED SECURITIES

The Company has no escrowed securities.

ITEM  8:    DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and executive officers of the Company, their current offices with the Company, principal occupations during the past five years, the period of time they have served as directors or officers of the Company and the number of securities owned or controlled by each of them are as follows. Except where indicated, each of the directors and senior officers has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name and Municipality of Residence	Current Office	Principal Occupation during the five preceding years	Director Since(1)	Number of Securities Owned
Colin K. Benner(6) Vancouver, British Columbia, Canada	Director
Interim President of Troon Ventures Ltd. from July 2011 to present; President and Director of CKB Mining Inc. to present; a director of a number of public companies; Executive Chairman of Creston Moly Corp. from Aug. 2009 to June 2011; Vice Chairman and Chief Executive Officer of Skye Resources Inc. from March to Aug. 2008; Chairman of PBC Coals Inc. from Aug. 2007 to Oct. 2008; Vice Chairman and Chief Executive Officer of Lundin Mining Corp. from Oct. 2006 to Apr. 2007; Vice Chairman and Chief Executive Officer of EuroZinc Mining Corporation from Dec. 2004 to Oct. 2006 and prior to this President and Chief Executive Officer of Breakwater Resources Ltd.
			June 2011	223,532

Name and Municipality of Residence	Current Office	Principal Occupation during the five preceding years	Director Since(1)	Number of Securities Owned
John H. Bowles(2)(3)	Director	Retired Partner, PricewaterhouseCoopers (PwC) LLP, Chartered Accountants; Chartered Accountant; Corporate director June 2006 to present	May 2011	Nil
Joseph M. Keane(3)(5) Green Valley, Arizona, U.S.A	Director	Professional Engineer President, Keane Mineral Engineering LLC, mineral processing consulting corporation (2006-2008); President, KD Engineering Co., mineral engineering design corporation (1982-2006).	December 2009	11,850
D. Bruce McLeod West Vancouver, British Columbia, Canada	President, CEO and Director	President and CEO the Company since June 22, 2011; President and CEO of Troon Ventures Ltd. from June 1989 to July 15, 2011; Principal of the Northair Group 1996 to July, 2011; President and CEO of Creston Moly Corp. from Aug.2009 to June 2011; formerly Executive Chairman of Sherwood Copper Corp. from Sept. 2005 to Nov. 2008	June 2011	652,124
Robert J. Quinn(4) Kingwood, Texas, U.S.A.	Non Executive Chairman and Director	Attorney, Partner Quinn & Brooks LLP	September 2005	15,000

Name and Municipality of Residence	Current Office	Principal Occupation during the five preceding years	Director Since(1)	Number of Securities Owned
Stephen P. Quin(2)(4) (5) (6) West Vancouver, British Columbia, Canada	Director	President & CEO of Midas Gold Corp. (a public mineral exploration company since July 2011 and prior to that a private mineral exploration company) since Apr. 2011, and prior to that the President and CEO of Midas Gold Inc., a private mineral exploration company. Previously President & COO of Capstone Mining Corp. (public mining company) since Nov. 2008, formerly President & CEO of Sherwood Copper Corporation (public mining company) until its combination with Capstone (Sept. 2005); Executive VP, Miramar Mining Corporation (public mining company) 1990 to 2005.	February 2005	19,591
Gavin Thomas Castlecrag, New South Wales, Australia	Director	Geologist, Chief Executive Officer, Kingsgate Consolidated Limited (public mining company) (Nov. 2004); Managing Director and Chief Executive Officer, Equatorial Mining Limited (public mining company) (June 1998 – July 2004)	January 2005	46,839

Name and Municipality of Residence	Current Office	Principal Occupation during the five preceding years	Director Since(1)	Number of Securities Owned
Ronald Earl Vankoughnett(2)(3)(4)(6) Sparwood, British Columbia, Canada	Independent Lead Director	Independent Businessman	May 2005	50,000
Michael J. Broch Reno, Nevada, U.S.A.	VP Exploration and Evaluations	VP Exploration and Evaluations of the Company	N/A	177,503
Mark Distler Scottsdale, Arizona, USA	Chief Financial Officer
Chief Financial Officer of the Company since Jan. 2011; Operations Controller, Curis Resources Ltd. (mineral exploration company July 2010 to Nov. 2010); Chief Financial Officer Frontera Copper Corp (mining company) Feb. 2009 to July 2010, Corporate Controller July 2007 to Feb. 2009; Accounting Team Leader, Freeport McMoRan Copper & Gold Inc. (Phelps Dodge Corporation) (public mining company) 2001 to July 2007;
			N/A	Nil
Marc S. LeBlanc North Vancouver, British Columbia, Canada	Corporate Secretary	Corporate Secretary of the Company	N/A	33,200
Gary Simmerman Glendale, Arizona, USA	VP Mineral Park	VP Mineral Park of the Company	N/A	Nil
Notes:
(1)	Each director's term of office expires at the annual general meeting of shareholders of the Company.
(2)           Member of the Audit Committee.
(3)           Member of the Compensation Committee.
(4)           Member of the Special Committee.
(5)           Member of the Environmental, Health and Safety Committee.
(6)           Member of the Corporate Governance and Nominating Committee.

Colin K. Benner, Independent Director – has been a director since June 2011.  Mr. Benner is an experienced mining executive with more than 40 years in the mining industry in senior management and executive roles in Canada and internationally.

Prior to joining the Company, Mr. Benner was the Executive Chairman of Creston Moly Corp. from Aug. 2009 to June 2011; Vice Chairman and Chief Executive Officer of Skye Resources Inc. from March to August 2008; Chairman of PBC Coals Inc. from August 2007 to October 2008; Vice Chairman and Chief Executive Officer of Lundin Mining Corp. from Oct. 2006 to April 2007; Vice Chairman and Chief Executive Officer of EuroZinc Mining Corporation from December 2004 to October 2006 and prior to this President and Chief Executive Officer of Breakwater Resources Ltd.  Mr. Benner is currently Interim President of Troon Ventures Ltd. from  July 15, 2011 to present; President and Director of CKB Mining Inc.; and is a director of a number of public companies;

Mr. Benner is a member of the Association of Professional Engineers of Ontario, the Canadian Society of Professional Engineers as well as a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Association of Professional Engineers and Geoscientists of Nunavut, the Society of Mining Engineers of the AIME and the Canadian Institute of Mining. Mr. Benner is also a Registered ICD.D.

John H. Bowles, Independent Director – has been a director since May 2011.  Mr. Bowles was a partner in the audit and assurance group of PricewaterhouseCoopers LLP (an accounting firm), where his practice focused on the mining industry, from April, 1976, until his retirement in June, 2006. Mr. Bowles has served as treasurer for the Mining Suppliers Association of British Columbia (an association of providers of equipment, products and related services to the British Columbia mining industry) since May, 1999, and director emeritus, Ducks Unlimited Canada (a national, private, non-profit wetland conservation organization) since March, 1996. He has also served as a director of HudBay Minerals Inc. (a zinc, copper, gold and silver mining company), and is currently a director of Boss Power Corp. (a mineral exploration company) and Hecla Mining Co. (a silver mining company). Mr. Bowles was appointed a fellow of the British Columbia Institute of Chartered Accountants in December, 1997, and a fellow of the Canadian Institute of Mining and Petroleum in May, 2003.

Joseph M. Keane, Independent Director – has been a director since December 2009 and was a former director of Former Stingray from June 2007 until the Company’s acquisition of all of the shares of Former Stingray in December 2009.  Mr. Keane has been the principal of Keane Mineral Engineering LLC, a Consulting company providing process engineering design advice to the mineral processing and pollution abatement industries.  For some 25 years prior to that, Mr. Keane was the principal of K D Engineering Co., Inc., an engineering company specializing in process design development, engineering supervision, equipment selection and feasibility studies for the mineral processing and pollution abatement industries. Mr. Keane has been involved in solvent extraction projects for over 30 years, and has served as a Consultant to a unit of the World Bank (International Finance Corporation) for mineral processing projects in Mexico, Peru, Tajikistan, China, Mali, Uzbekistan, Ghana, and Tanzania.

Mr. Keane is a Registered Professional Metallurgical Engineer and is a Member of the Instituto de Ingenieros de Minas de Chile.  Mr. Keane has a B.S. Metallurgical Engineering from the Montana School of Mines (1962) and an M.S. Mineral Processing Engineering from Montana Tech (1965).  Mr. Keane has been involved in solvent extraction projects for over 30 years.  Mr. Keane is currently a director of Rochester Resources Ltd.

D. Bruce Mcleod, Director, President & CEO – has been a director and the President and CEO of the Company since June 2011; prior to that, he was the President and CEO of Creston Moly Corp from August 2009  to June 2011; prior to that, he was the Executive Chairman of Sherwood Copper Corp. from September 2005 to November 2008.  Mr. McLeod was a principal of the Northair Group from 1996 to July 2011.

Mr. McLeod is a Mining Engineer and holds a B.Sc. from Montana College of Mineral Sciences and Technology, granted in 1987.  Mr. McLeod holds membership in the Canadian Institute of Mining & Metallurgy, the Association for Mineral Exploration British Columbia, and the Association of Professional Engineers of BC. Mr. McLeod also sits a Co-Chair of the Prospectors and Developers Association of Canada Securities Committee and is involved with several non-profit groups including sitting as a director of Science World in Vancouver, B.C.

Robert J. Quinn, Independent Director and Non Executive Chairman – has been a director of the Company since September 2005 and has been the Non Executive Chairman of the Company since August 2011.  Mr. Quinn is a lawyer and a founding partner of the Houston law firm Quinn & Brooks LLP.

Mr. Quinn is a founding partner of the Houston mining transactional law firm Quinn & Brooks, LLP, he has over 31 years legal and management experience, including as Vice-President and General Counsel for Battle Mountain Gold Company. He also has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science in Business Administration degree in Economics from the University of Denver, a juris doctorate degree from the University of Denver College of Law and completed two years of graduate work in Mineral Economics at the Colorado School of Mines.

Mr. Quinn is presently a director of a number of other public mining companies.

Stephen P. Quin, Independent Director – has been a director of the Company since February 2005.  Mr. Quin, has been employed as the President & CEO of Midas Gold Corp. (a public mineral exploration company since July 2011 and prior to that a private mineral exploration company) since April 2011, and prior to that since January 2011 as the President and CEO of Midas Gold Inc., a private mineral exploration company; prior to that, from November 2008, he was the President and COO of Capstone Mining Corp., a mining company listed on the TSX; prior to that, from September 2005, he was President & CEO of Sherwood Copper Corporation, a mining company listed on the TSX Venture Exchange, until its combination with Capstone in September 2005; prior to that, he was the Executive Vice-President of Miramar Mining Corporation, a TSX listed junior mining company.  Mr. Quin is a professional geologist and is currently a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia, a Fellow (F5954) of GAC, a member of CIM, a Fellow of SEG and a Member of IOM3 (UK) Mr. Quin has a B.Sc. (Hons) Mining Geology from the Royal School of Mines (Imperial College).

Mr. Quin is presently a director of a number of other public mining companies.

Gavin Thomas, Independent Director - has been a director of the Company since January 2005.  Mr. Thomas is a resource company executive with over 32 years of international experience in exploring for, evaluating, developing, operating and reclaiming mines in North America, South America, Australia, the Southwest Pacific, Asia and Europe.  Mr. Thomas has been employed as the President of Kingsgate Consolidated Limited, a publicly traded Australian gold mining and exploration company since 2004; prior to that, he was the Managing Director and CEO of Equatorial Mining Limited, a copper mining company from June 1998 to July 2004; prior to that, he was the Managing Director of Asia Gold Mining Corporation Limited, a mineral exploration company, from April 1997 to May 1998; Prior to that he was the Executive Director and Director-Exploration of Niugini Mining Limited from 1985. He previously served as a founding director of Lihir Gold Limited.

Mr. Thomas has had a successful career in successfully developing mining companies from the exploration phase into mid-tier gold and/or copper production mining entities. While one of two Executive Directors at Niugini Mining he developed the company from a small exploration company to being a mid-tier gold producer developing Niugini Mining to having the 4th largest gold reserve and being the 8th largest gold producer on the ASX. At Equatorial Mr. Thomas developed two copper mines being the El Tesoro copper project in Chile and Tonopah in Nevada.

As a geologist, Mr. Thomas is credited with discovering the world’s largest gold mine outside of South Africa, Lihir Island. Mr. Thomas has many other successes in developing gold or copper mines in far north Queensland, Australia; Region II Chile; Nevada and Arizona USA and Papua New Guinea and led the evaluation team that acquired the large Gordonstone underground high-fluidity, coking coal project in central Queensland that was developed at a cost of over A$1 billion.

While with Niugini Mining Mr. Thomas led an aggressive worldwide exploration team that had offices in Chile, Malaysia, Thailand and operated throughout Southeast Asia, South America, India and Europe. These exploration efforts results in the discovery of the Loei gold deposits in Thailand and the Milos gold deposit in Greece.

Mr. Thomas has a graduate degree in geology from Macquarie University in Sydney, Australia and is a Fellow and Chartered Professional of the Australasian Institute of Mining and Metallurgy ("AusIMM."). He is a member of the Geoscience Taskforce of the AusIMM. He is currently a director of Andean Resources Limited and Cordillera PLC.

Ronald Earl Vankoughnett, Independent Lead Director – has been a director of the Company since May 2005 and has been directly and indirectly involved in mining and service industry management since 1970. He was VP H.R. for Miramar Mining Corporation and Northern Orion Explorations Ltd. Mr Vankoughnett has been President and/or CEO of a number of companies which serviced the mining industry including firms providing labour law and employment consulting, a mid tier trucking company and a mine maintenance service company.  Mr. Vankoughnett is currently President & CEO of OCRA Investments Ltd. a private investment firm.

Mr. Vankoughnett holds a B.A., Sociology from Laurentian University, a J.D., Law, from LaSalle University, and a Diploma, Finance from UCLA, John E Anderson Graduate School of Management.

Mr. Vankoughnett was the was the founding Chairman of the Mine Suppliers Contractors and Consultants Association (Elk Valley Branch), an arm of the Mining Association of British Columbia.  Mr. Vankoughnett does not presently sit as a director or officer of any other publicly listed companies.

Mike Broch, BSc. Geology, Msc. Economic Geology, FAusIMM, VP Exploration and Evaluations  – has been the VP Exploration and Evaluations since August 2011, and the VP Exploration since February 2010.  Prior to that, from 2006 until 2010, Mr. Broch provided services to the Company on a consulting basis as Project Manager.  From 1998 thru 2006, Mr. Broch was President Exploration and Corporate Development for the exploration services consulting company Global Orefinders.  From 1984 to 1998, Mr. Broch worked for Battle Mountain Gold Company (BMG) and its predecessor company Duval Mining Company in various roles, including VP Exploration North America for Battle Mountain Exploration Company (BMEC) and Director of Evaluations for BMG.  In the capacity of VP Exploration North America for BMEC, Mr. Broch was responsible for the discovery and pre-development of the Phoenix gold mine located in Battle Mountain, Nevada.  Prior employment included Amoco Minerals Company (1981-1984), Cyprus Mining Company (1980-1981), Anaconda Copper Company (1979) and US Borax and Chemical Corporation (1976).

Mark W. Distler, CPA., Chief Financial Officer – has been the Chief Financial Officer since January 2011.  Prior to that, from July 2010 to November 2010, Mr. Distler was employed by Curis Resources Ltd. as Operations Controller.  Prior to that from July 2007 to July 2010, he was employed by Frontera Copper Corporation, as Chief Financial Officer (February 2009 to July 2010) and Corporate Controller (July 2007 to February 2009).  Prior to that, from 1987 to 2007, he was employed by Freeport McMoRan Copper & Gold Inc. (Phelps Dodge Corporation) as Accounting Team Leader – Mining Division (2001 to 2007), Accounting Manager – Corporate (1996 to 2001), Tax Supervisor – Corporate (1994 to 1995) and as a Staff/Senior Tax Accountant (1987 to 1994).  Mr. Distler holds a Bachelor of Science in Accounting and has been a Certified Public Accountant since 1989.

Marc S. LeBlanc, Corporate Secretary – has been the Corporate Secretary since January 2005 and was the VP Corporate Development from June 2007 to August 2011.  Prior to that, he was the Assistant Corporate Secretary since September 2003.  Mr. LeBlanc is currently a member in good standing with the Canadian Society of Corporate Secretaries and the British Columbia Paralegal Association and a member of the Prospectors and Developers Association of Canada.  Mr. LeBlanc holds a Bachelor of Arts Degree from Simon Fraser University and an Associate’s Degree in Legal Studies from Capilano University.  Mr. LeBlanc has been employed by the Company on a full time basis since January 2005.  Prior to that, he provided consulting services to the Company and a number of other public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation, since August 2003.  From 2000 to May 2004, he was employed with a number of Vancouver law firms and was responsible for the preparation and review of all continuous disclosure documents for publicly traded companies listed in North America and Europe and ensuring the maintenance of these companies of the requirements of Canadian and US securities legislation and regulations;  prior to that, from January 1999 to March 2000, he provided consulting services to a number of other public mining companies in the areas of corporate finance and regulatory affairs in the review and preparation of offering materials and continuous disclosure filings pursuant to Canadian and US securities legislation and regulation; prior to that, he was employed as the Assistant Corporate Secretary and securities paralegal for Miramar Mining Corporation and Northern Orion Explorations Ltd., responsible for all corporate and securities filings, disclosure requirements and exchange maintenance with the Toronto Stock Exchange and the NASDAQ Stock Market.

Mr. LeBlanc has been a director or officer of a number of public mining and industrial companies.

Gary Simmerman, BSc. Mining Eng, FAusIMM, VP Mineral Park –has been the VP Mineral Park since February 26, 2007.  Prior to that, from 2004 until 2007, Mr. Simmerman was employed by Frontera Copper Corp. as VP and Chief Operating Officer.  While employed by Frontera, Mr. Simmerman was responsible for the development and operation of the Piedras Verdes Copper Project located in Sonora, Mexico.  Prior to that, from 1992 until 2004, Mr. Simmerman employed by Azco Mining as VP Operations and was responsible for the development of Azco’s Black Canyon Mica Project, located near Phoenix, Arizona, was involved in the bankable feasibility study for the Sanchez copper project located near Safford, Arizona, and was responsible for overseeing Azco’s interest in the Piedras Verdes Property.  From 1986 to 1992, Mr. Simmerman was employed by Santa Fe Pacific Gold Corp., first as Senior Mine Engineer and then as Chief Engineer.  From 1980 to 1986, and 1974 to 1980, Mr. Simmerman was employed by Noranda and Gulf Mineral Resources respectively in various operating and engineering positions.  Mr. Simmerman holds a Bachelor of Science degree in mining engineering from the University of Arizona.

As of December 31, 2011 the number and percentage of the Shares in the capital of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of the Company as a group was approximately 1.23 million common shares and 0.47% of the issued and outstanding shares.

At the annual general meeting held in August 2011, the directors listed above were re-elected to a one-year term of office, expiring at the next annual general meeting of shareholders of the

Company.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Committees of the Board of Directors

The Board of Directors has established five board committees: an Audit Committee; a Compensation Committee; an Environment, Health and Safety Committee, a Corporate Governance and Nominating Committee and a Special Committee.

Audit Committee

The Audit Committee has been structured to comply with National Instrument 52-110 Audit Committees ("NI 52-110").  The Audit Committee is made up of John H. Bowles (Chairman), Stephen P. Quin and Ronald Earl Vankoughnett.  All members of the Audit Committee are financially literate and independent as those terms are defined in the NI 52-110.

John H. Bowles, Chairman – Mr. Bowles was a partner in the audit and assurance group of PricewaterhouseCoopers LLP (an accounting firm), where his practice focused on the mining industry, from April, 1976, until his retirement in June, 2006. Mr. Bowles has served as treasurer for the Mining Suppliers Association of British Columbia (an association of providers of equipment, products and related services to the British Columbia mining industry) since May, 1999. Mr. Bowles was appointed a fellow of the British Columbia Institute of Chartered Accountants in December, 1997, and a fellow of the Canadian Institute of Mining and Petroleum in May, 2003. Mr. Bowles was appointed to the Company’s Audit Committee in 2011

Stephen P. Quin - Mr. Quin is a graduate of the Royal School of Mines, London, with a B.Sc. (Honours) in Mining Geology and has over 30 years of experience in exploration, feasibility, mine development, financing and operations, as well as corporate development and general corporate affairs.

Mr. Quin has served as the president and chief operating officer of a mid-tier copper producer with mines in Canada and Mexico.  In those capacities he was ultimately responsible for the implementation and maintenance of internal control systems and for compliance with the required public reporting.  Mr. Quin was appointed to the Company’s Audit Committee in 2011.

Ronald Earl Vankoughnett, Chairman – Mr. Vankoughnett has been directly and indirectly involved in mining and service industry management since 1970. He was VP H.R. for Miramar Mining Corporation and Northern Orion Explorations Ltd. Mr. Vankoughnett has been President and/or CEO of a number of companies which serviced the mining industry including a firm providing labour law and employment consulting, a mid-tier trucking company and a maintenance service company.  Mr. Vankoughnett has extensive experience dealing with financial matters, and has served as the founding Chairman of the Mine Suppliers Contractors and Consultants Association (Elk Valley Branch), an arm of the Mining Association of British Columbia.  Mr. Vankoughnett is currently President & CEO of OCRA Investments Ltd. a private investment firm.  In his capacity of President and CEO of these companies, he is ultimately responsible for the activity and authority of the chief financial officers who report to him and the preparation of the financial statements of these entities.  Mr. Vankoughnett also holds a J.D., Law, from LaSalle

University, and a Diploma, Finance from UCLA, John E Anderson Graduate School of Management.   Mr. Vankoughnett was appointed to the Company’s Audit Committee in 2006.

The primary function of the Audit Committee is to assist the Board of Directors of the Company in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes.  It is the objective of the audit committee to maintain a free and open means of communications among the Board of Directors of the Company, the independent auditors and the financial and senior management of the Company. The full text of the Charter of the Audit Committee is included as Schedule A to this Annual Information Form.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves engagements for audit and non-audit services provided by the external auditors or their affiliates, together with estimated fees and potential issues of independence.

Audit Fees

The aggregate fees billed by the Company’s external auditor for audit services for the fiscal year ended December 31, 2011 were CDN$728,100 (CDN$667,925 for the year ended December 31, 2010).

Audit-Related Fees

The aggregate fees billed by the Company’s external auditor for the audit-related services for the fiscal year ended December 31, 2011 were CDN$50,000.00 ($nil) for the year ended December 31, 2010).

Tax Fees

The aggregate fees billed by the Company’s external auditor for professional services including tax compliance, tax advice and tax planning in the fiscal year ended December 31, 2011 were CDN$72,070.00 (CDN$54,625) for the year ended December 31, 2010).

All Other Fees

There were no fees billed by the Company’s external auditor for professional services including assistance to understand the current control environment in the fiscal years ended December 31, 2011 or 2010.

Compensation Committee

The Compensation Committee is comprised of Ronald Earl Vankoughnett (Chairman), Joseph M. Keane and John H. Bowles.  All members of the Compensation Committee are considered independent as those terms are defined in NI 52-110.

The Compensation Committee responsibilities include review and recommendation to the Board of the appointment of senior executives including terms & conditions of their employment. In addition, reviews and makes recommendations to the Board regarding all grants of equity compensation.  The Compensation Committee also reviews and makes recommendations to the Board on the annual compensation of senior executives, directors and officers of the Company.

Environment, Health and Safety Committee

In January 2010, the Board of Directors established an Environment, Health and Safety Committee of the Board.  The Environment, Health and Safety Committee is comprised of Joseph M. Keane (Chairman), Stephen P. Quin and D. Bruce Mcleod.

The Environment, Health and Safety Committee is tasked with the review environmental, health and safety matters and has been tasked with the development, implementation and review of the Company’s practices in that regard.

Corporate Governance and Nominating Committee

In March 2011, the Board of Directors established a Corporate Governance and Nominating Committee of the Board.  The Corporate Governance and Nominating Committee is comprised of Stephen P. Quin (Chairman), Colin K. Benner and Ronald Earl Vankoughnett.

The Corporate Governance and Nominating Committee is responsible for, among other matters, establishing a process for identifying, recruiting, appointing, and providing ongoing development for directors; monitoring and assessing the functioning of the Board, committees of the Board, and the individual members of the Board; and ensuring the Board, individual directors and management adopt and observe good corporate governance practices.

Special Committee

In December 2007, in light of the Company’s decision to offer to purchase all of the shares of Tyler Resources Inc., the Company established a Special Committee of the Board.  At present, the Special Committee is comprised of Robert J. Quinn (Chairman), Stephen P. Quin and Ronald Earl Vankoughnett.  All members of the Special Committee are independent as those terms are defined in the NI 52-110 except for Mr. Quinn who is a partner of a law firm that has rendered legal services to the Company during the year.

The Special Committee has not been assigned a specific mandate: however the Committee has been given the task to assist management with the review and negotiation of any transaction that the Company may consider and to provide the Board of Directors with advice and recommendations relating thereto.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed herein, to the knowledge of the Company, no director or executive officer of the Company is, as at the date of this AIF, or was within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)
was subject to (i) a cease trade order, (ii) an order similar to a cease trade order or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an "Order") that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

In early 1998, the Company, through its then management, filed a registration statement under the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act") with the U.S. Securities and Exchange Commission (the "SEC"), which became effective in 1998 without further action by the Company.  The Company’s subsequent management and directors were not aware that the registration statement had become effective and, accordingly, no further filings were made with the SEC.  In June 2011, the Company received a notice from the SEC advising that the Company’s registration had become effective in 1998 and that the Company had an obligation to file periodic reports with the SEC.  As the Company had not filed such periodic reports, it was delinquent in its SEC filings.  In light of the fact that the Company was not able to make the filings for the period from 1998 to 2011, the Company negotiated with the SEC and on November 8, 2011 an order (the "12(j) Order") was issued under Section 12(j) of the Exchange Act, revoking the registration of the Company.  The 12(j) Order restricts members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of the Company’s Shares in the United States.  On November 8, 2011, the Company filed a Form 40-F registration statement under the provisions of the Exchange Act with the SEC, which, when effective, removes the restrictions on the market participants caused by the 12(j) Order, so that trading of the Company's Shares in the United States could resume. The Form 40 F registration statement became effective on January 9, 2012.

Except as disclosed herein, to the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date of this AIF, or has been within the ten years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Benner was a director of Tahera Diamond Corporation (TAH‐TSX) (“Tahera”) which, on January 16, 2008, was granted creditor protection by the Ontario Superior Court of Justice under the Companies’ Creditor Arrangement Act (“CCAA”). Mr. Benner resigned as a director of Tahera on September 29, 2008. Pursuant to a number of extensions, Tahera remained under CCAA protection and was sold to a third party.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any controlling shareholder of the Company individually.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been the subject of any penalties or sanctions by a court or securities regulatory authority relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, during the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy or made a proposal under bankruptcy or insolvency legislation or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, that director will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among the Company, its promoters, directors, officers or other members of management of the Company as a result of their outside business interests except that certain of the directors, officers, promoters and other members of other public companies, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers.  All such conflicts will be disclosed by such directors or officers and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM  9:    PROMOTERS

NOT APPLICABLE

ITEM  10:    LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed herein, none of the Company or any of its subsidiaries is a party to any legal proceedings material to it, or of which any of its property is the subject matter, and no such proceedings are known to be contemplated.

Except as disclosed herein, the Company is not aware of any penalties or sanctions imposed against the Company or any of its subsidiaries by a court relating to securities legislation or by a securities regulatory authority or any settlement agreements entered into by the Company or by any of its subsidiaries before a court relating to securities legislation or with a securities regulatory authority, during the fiscal year ended December 31, 2011.  The Company is not aware of any penalties or sanctions imposed by a court or regulatory body against the Company or any of its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision.

As disclosed above under Item 3: Narrative Description of the Business – The Mineral Park Mine – Environmental and Permitting, in 2009, the Mineral Park Mine was issued an NOV by the ADEQ for commencing the milling operation prior to being issued the final Air Quality permit amendment for the mill expansion.  The present financial penalty settlement offer from ADEQ is $1.9 million dollars and MPI’s legal counsel is in the process of negotiating a reduction in the settlement amount.

ITEM  11:    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There have not been any material interest, direct or indirect, of any (a) director or executive officer of the Company; (b) person or company that beneficially owns, or directly or indirectly, more than 10% of the issued and outstanding Common Shares of the Company; or (c) associate or affiliate of any of the persons or companies listed in (a) or (b), in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company that has materially affected or will materially affect the Company.

ITEM  12:    TRANSFER AGENTS AND REGISTRARS

The Company’s Registrar and Transfer Agent is Computershare Trust Company of Canada, with the principal office located in Vancouver, British Columbia at:

510 Burrard Street, 3rd Floor
Vancouver, British Columbia V6C 3B9
Tel: 604-661-0276
Fax: 604-661-9401

ITEM  13:    MATERIAL CONTRACTS

Contracts which may be considered material to the Company are as follows:

Effective June 24, 2003, the Company, Mineral Park and EMNA entered into a Net Proceeds Interest agreement in connection with the Company’s acquisition of all of the shares in Mineral Park. See “Item 3: Narrative Description of the Business – Mineral Park Mine”.  In 2011, the obligations under the NPI were met and the NPI was terminated.

Effective March 17, 2008, the Company and its wholly-owned subsidiary, Mercator Barbados, entered into a Silver Purchase Agreement with Silver Wheaton, a wholly-owned subsidiary of Silver Wheaton Corp., for the sale of the life-of-mine silver production from Mercator's Mineral Park copper/molybdenum mine in Arizona.  See “Item 2: General Development of the Business – Three Year History”.

The Company, 7263678 Canada Ltd. (a subsidiary of the Company formed for the purposes of the Stingray Arrangement)  and Former Stingray, entered into an Arrangement Agreement dated for reference October 26, 2009, pursuant to which, the Company acquired all of the issued and outstanding shares of Former Stingray.  See "Item 2: General Development of the Business – Three Year History".

Mineral Park entered into a Credit Agreement dated for reference April 26, 2010, with Société Générale, WestLB AG, Credit Suisse and Barclays Capital (collectively, the “Lenders”) for credit facilities aggregating $130 million (the “Credit Facilities”) comprised of a $100 million term loan with a one year grace and a five year equal quarterly amortization commencing March 31, 2011 and a final maturity date of March 31, 2016 and a $30 million revolving credit facility repayable on the fourth anniversary, subject to an annual extension option at the Lenders’ discretion.

Bluefish Energy Corporation, a wholly owned indirect subsidiary of the Company entered into a Master Loan and Security Agreement dated for reference October 21, 2010, with Trafigura AG for $21 million for equipment financing, on a non-recourse basis, of the purchase and installation of a LM6000 PF Sprint Gas Turbine from GE Packaged Power, Inc.

The Company, 0907385 B.C. Ltd. (a subsidiary of the Company formed for the purposes of the Creston Arrangement) and Former Creston, entered into an Arrangement Agreement dated for reference April 11, 2011, pursuant to which, the Company acquired all of the issued and outstanding shares of Former Creston.  See "Item 2: General Development of the Business – Three Year History".

These contracts were entered into in the ordinary course of the Company’s business.

ITEM  14:    INTEREST OF EXPERTS

The Company’s auditors are KPMG LLP, Chartered Accountants who have prepared an independent auditors’ report dated March 31, 2011, in respect of the Company’s consolidated financial statements with accompanying notes as at December 31, 2010.  KPMG LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Mr. Eric Olson, carrying on business as Range Consulting Group LLC, prepared the “Technical Report Mineral Park Mine – Mineral Resource Estimate Mohave County, Arizona” for the Mineral Park Mine dated January 10, 2006, co-authored the “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” (which reports are referred to but not incorporated by reference in this Annual Information Form) and co-authored the December 2006 Report which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Olson does not own any securities of the Company.

Mr. Joseph M. Keane, PE, principal of KD Engineering, and co-authored the “Technical Report Mineral Park Mine – Preliminary Feasibility Study on Expansion to 37,000 TPD Milling Facilities and Reserve Estimate Mohave County, Arizona” for the Mineral Park Mine dated September 1, 2006, (which report is referred to but not incorporated by reference in this Annual Information Form) and  co-authored the December 2006 Report which report is referred and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Keane did not own any securities of the Company.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Keane owns 11,850 common shares in the capital of the Company.

Mr. Alberto Bennett, P.E., a principal of M3 Engineering & Technology Corporation, authored the El Pilar Feasibility Study dated November 9, 2011, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Bennett owns no common shares in the capital of the Company.

Mr. Thomas L. Drielick, P.E., a Sr. Vice-President of M3 Engineering & Technology Corporation, was a qualified person for the El Pilar Feasibility Study dated November 9, 2011, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Drielick owns no common shares in the capital of the Company.

Mr. John Drier, P.Geo., an  employee of Exploration, Development and Mining Consultants, Inc., was a qualified person for the El Pilar Feasibility Study dated November 9, 2011, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Drier owns no common shares in the capital of the Company.

Mr. Michael G. Hester, B.S. Mining Engineering, M.S. Mining Engineering. FAusIMM, an employee of Independent Mining Consultants, Inc., was a qualified person for the El Pilar Feasibility Study dated November 9, 2011, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Hester owns no common shares in the capital of the Company.

Mr. Michael Makarenko, P.Eng., an employee of JDS co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Makarenko owns no common shares in the capital of the Company.

Mr. Ali Sheykholeslami, P.Eng., an employee of JDS co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Sheykholeslami owns 26,775 common shares in the capital of the Company.

Mr. Kenneth Meikle, P.Eng., a contractor to JDS co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Meikle owns no common shares in the capital of the Company.

Mr. Allan Reeves, P. Geo., an employee of JDS, co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Reeves owns no common shares in the capital of the Company.

Mr. Gilles Arseneau, P. Geo., an associate consultant of SRK, co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Arseneau owns no common shares in the capital of the Company.

Mr. David Kidd, P.E. an employee of Golder Associates Inc., co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this

Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Kidd owns no common shares in the capital of the Company.

Hoe Teh. P. Eng., an employee of Hoe Teh Consulting Inc. co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this Annual Information Form.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Teh owns no common shares in the capital of the Company.

Mr. Gary Simmerman, BSc. Mining Eng, FAusIMM, the Company’s Vice-President Engineering and Mine Manager, a Qualified Person as defined by NI 43-101, supervised and reviewed the preparation of the technical disclosure in this Annual Information Form, other than in respect of the El Pilar property.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Simmerman owns no common shares in the capital of the Company.

Mr. Michael J. Broch, BSc, Geology, Msc, Economic Geology, FAusIMM, the Company’s Vice-President Exploration and Evaluations, supervised the preparation of and verified and approved the technical disclosure in this Annual Information Form in respect of the El Pilar property.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Broch owns 177,503 common shares in the capital of the Company.

Mr. David Visagie, P.Geo, the Company’s Exploration Manager, , co-authored the El Creston PEA Report dated December 16, 2010, which report is referred to and incorporated by reference in this Annual Information Form, and who supervised the preparation of and verified and approved the technical disclosure in this Annual Information Form in respect of the El Creston project.  As of the date of this Annual Information Form, to the knowledge of the Company, Mr. Visagie owns 13,915 common shares in the capital of the Company.

ITEM  15:    ADDITIONAL INFORMATION

Additional information regarding the Company is available under the Company’s profile on SEDAR name, at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of holders of common shares.

Additional financial information is provided in the Company’s financial statements and management’s discussion and analysis of financial results for the year ended December 31, 2011.

Upon request being made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(i)           this Annual Information Form, together with any document incorporated herein by reference;

(ii)           the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)           the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

SCHEDULE A

 MERCATOR MINERALS LTD.
(the “Corporation”)

AUDIT COMMITTEE CHARTER

I.                      Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, and the Corporation’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

●	Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements.

●	Review and appraise the performance of the Corporation’s external auditors.

●	Be directly responsible for the recommendation to the Board of Directors of the selection of the external auditors, and the compensation and oversight of the external auditors.

●	Oversee audits of the Corporation’s financial statements.

●	Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors and internal auditing department.

●	Oversee and monitor the integrity of the Corporation’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance.

●	Provide an open avenue of communication among the Corporation’s auditors, financial and senior management and the Board of Directors.

●	Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct internal audit personnel to particular areas of examination.

II.                      Composition

The Committee shall consist of not less than three Directors as determined by the Board, all of whom shall qualify as independent Directors and who are free from any relationship that would interfere with the exercise of his or her independent judgement.

1

All members of the Committee shall have the financial literacy to be able to read and understand the Corporation’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. At least one member shall have acquired, through (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other\ relevant experience:

●	An understanding of generally accepted accounting principles and financial statements;
●	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
●
Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;

●	An understanding of internal controls and procedures for financial reporting; and
●	An understanding of audit committee functions.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Corporation or its affiliates. For greater certainty, director’s and committee fees are the only compensation an audit committee member may receive from the Corporation or its affiliates.

III.                      Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with management and the external auditors in separate sessions.

The minutes of the Committee meetings shall accurately record the decisions reached and shall be distributed to the Audit Committee members with copies to the Board of Directors, the Chief Financial Officer or such other officer acting in the capacity and the external auditor.

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

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IV.                      Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

1.	Review and update this Charter annually.

2.
Review the Corporation's financial statements, MD&A and any annual and interim earnings, financial press releases before the Corporation publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

3.	Require the external auditors to report directly to the Committee.

4.	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

5.
Review annually the relationships between the external auditors and the Corporation, and the external auditor status as a participating audit firm as defined in National Instrument 52-108 Auditor Oversight.

6.	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

7.	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

8.
Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval and the compensation of the external auditors.

9.	Review with management and the external auditors the terms of the external auditors’ engagement letter.

10.
Consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements.

11.	Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

12.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

13.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Corporation’s

3

external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.
the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of revenues paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

ii.	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

iii.
such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

14.	In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external.

15.	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

16.	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles and practices as suggested by the external auditors and management.

17.	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

18.
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

19.	Review any significant disagreement among management and the external auditors regarding financial reporting.

20.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

21.	Review certification process.

22.	Establish procedures for:

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i.
the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters in connection with the Corporation’s “Whistle Blower Policy”; and

ii.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters in connection with the Corporation’s “Whistle Blower Policy”.

Other

23.	Review any related-party transactions.

V.                      Authority

The Committee may:

(a)	engage independent outside counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

The Committee shall have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

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